Form 40-F
period 2005-12-31
Corriente Resources Inc.
filed 2006-04-03
CIK 1345564

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                    FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005    Commission File Number: 000-51810

                            Corriente Resources Inc.
             (Exact name of Registrant as specified in its charter)

   British Columbia                 1000                   Not Applicable
  (Province or other         (Primary Standard           (I.R.S. Employer
   Jurisdiction of       Industrial Classification      Identification No.)
    Incorporation               Code Number)
   or Organization)

                          520 - 800 West Pender Street
                           Vancouver, British Columbia
                                 V6C 2V6 Canada
                                 (604) 687-0449
   (Address and telephone number of Registrants' principal executive offices)

                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                            -------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, No Par Value

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

For annual reports, indicate by check mark the information filed with this Form:

    [X] Annual information form      [X] Audited annual financial statements

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

              Yes _____   82-_____         No       X
                                                ---------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                       Yes _____           No       X
                                                ---------

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:          Annual Information Form for the year ended December 31,
                         2005.

Document No. 2:          Management's Discussion and Analysis of Financial
                         Condition and Results of Operations for the year ended
                         December 31, 2005.

Document No. 3:          Audited Consolidated Financial Statements for the year
                         ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F.

                                                                  DOCUMENT NO. 1

[CORRIENTE RESOURCES INC. GRAPHIC OMITTED]












                            ANNUAL INFORMATION FORM
                           FOR THE FISCAL YEAR ENDED
                               DECEMBER 31, 2005









March 24, 2006

                               TABLE OF CONTENTS


GLOSSARY OF TERMS...........................................................1

CURRENCY....................................................................3

FORWARD-LOOKING STATEMENTS..................................................3

THE COMPANY.................................................................3

THE BUSINESS OF CORRIENTE...................................................4

CORRIENTE COPPER BELT.......................................................9

RISK FACTORS...............................................................18

DIVIDENDS..................................................................21

CAPITAL STRUCTURE..........................................................21

MARKETS FOR SECURITIES.....................................................22

DIRECTORS AND OFFICERS.....................................................23

AUDIT COMMITTEE INFORMATION................................................25

TRANSFER AGENT AND REGISTRAR...............................................26

MATERIAL CONTRACTS.........................................................26

INTERESTS OF EXPERTS.......................................................26

ADDITIONAL INFORMATION.....................................................26

SCHEDULE A.................................................................28

                               GLOSSARY OF TERMS

The following is a glossary of technical terms which are used in this annual information form.

anomaly/anomalous          Value higher or lower than the expected; outlining a
                           zone of potential exploration interest but not necessarily of commercial significance

Au                         Gold

chalcocite                 Copper sulphide, Cu2S

chalcopyrite               Copper sulphide, CuFeS2

Cu                         Copper

development                Preparation of a mineral deposit for commercial
                           production including installation of plant and machinery and the construction of all related facilities

diamond drill              A type of rotary drill in which the cutting is
                           done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter

exploration                The prospecting, diamond drilling and other work
                           involved in searching for ore bodies

grade                      The weight of valuable minerals in each tonne of ore

g/t                        Grams per tonne

indicated mineral
resource That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed inferred mineral
resource That part of a Mineral Resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration

k-silicate alteration      Alteration of rock typified by potassium-bearing
                           minerals
mineralization             Rock containing an undetermined amount of minerals
                           or metals

mineral reserve            The economically mineable part of a Measured
                           or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study, which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral
                           Reserve includes diluting materials and allowances for losses that may occur when the material is mined

mineral resource           A concentration or occurrence of natural, solid,
                           inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quantity that it has reasonable prospects for economic extraction. The location, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An
                           Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral
                           Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral
                           Resource but has a lower level of confidence than a Measured Mineral Resource

mining concession          A right to undertake mining activity for profit on
                           another's real property. The boundaries of the concession area descend vertically.

Mo                         Molybdenum

ore A natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated

oz/t                       Troy ounces per short ton

percussion drill           A drill, which operates by having the drill bit fall
                           with force onto the rock

porphyry copper            A copper deposit in which the mineralization occurs
                           as discrete grains and veins throughout a large volume of rock

qualified person           An individual who (a) is an engineer or geoscientist
                           with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of those, (b) has experience relevant to the subject matter of the mineral project and the technical report, and (c) is a member in good standing of a recognized professional association of engineers and/or geoscientists

tonne                      A metric tonne (2,204 pounds)

                                    CURRENCY

All dollar amounts referred to in this annual information form are Canadian dollars unless otherwise indicated. The company's accounts are maintained in Canadian dollars. The company's business activities are carried out through its subsidiaries in the Cayman Islands and Ecuador, and are conducted in both United States dollars and in the local currency in those jurisdictions. Unless otherwise indicated, Canadian dollar amounts have been converted in this annual information form at the rate of exchange for converting United States dollars into Canadian dollars in effect at December 31, 2005 as reported by the Bank of Canada, being 1.1630 (C$1.00 = US$0.8598).

The closing rate of exchange for converting United States dollars into Canadian dollars on March 23, 2006 as reported by the Bank of Canada was 1.1652 (C$1.00 = US$0.8588).


                           FORWARD-LOOKING STATEMENTS

Certain information in this Annual Information Form may constitute forward-looking statements. Wherever possible, words such as "anticipate", "may", "will", "expect", "believe", "plan" and other similar expressions have been used to identify these forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the company's management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances.


                                  THE COMPANY

Name and Incorporation

Corriente Resources Inc. ("Corriente") was incorporated under the Company Act (British Columbia) on February 16, 1983 under the name "Coronado Resources Inc.". On December 10, 1990 Coronado Resources Inc. consolidated its share capital on a three-for-one basis and changed its name to "Iron King Mines Inc.". On April 23, 1992 Iron King Mines Inc. consolidated its share capital on a three-for-one basis and changed its name to "Corriente Resources Inc.". On May 16, 1994, Corriente's authorized capital was increased to 50,000,000 common shares without par value. On May 10, 2004, Corriente's authorized capital was increased to 100,000,000 common shares without par value. On June 2, 2004, the company transitioned under the Business Corporations Act (British Columbia).

Corriente's principal office and its registered and records offices are located at Suite 520, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. Corriente also has administrative offices in the Cayman Islands, B.V.I. and in Quito, Ecuador.

Corriente and its subsidiaries are collectively referred to herein as "Corriente" or "the company" unless otherwise indicated or the context otherwise requires.

Intercorporate Relationships

The following chart sets out Corriente's corporate structure, including all subsidiaries (each of which is wholly-owned by Corriente), together with the jurisdiction of incorporation of each company.


-------------------------------------------------------------------------------
                            Corriente Resources Inc.
                           (British Columbia, Canada)
-------------------------------------------------------------------------------
                                        |
                                        |           CTQ Management Inc.
                                        |_______ (British Columbia, Canada)
                                        |
                                        |         Minera Curigem S.A.
                                        |_______      (Ecuador)
                                        |
                                        |        Corriente Resources Inc.
                                        |_______ (Cayman Islands, B.W.I.)
                                        |                |
                                        |        Ecuacorriente S.A.
                                        |           (Ecuador)
                                        |
                                        |          Minera Panantz B.V.
                                        |________    (Netherlands)
                                                      (Inactive)


                           THE BUSINESS OF CORRIENTE

General Development of the Business

Corriente is a Canadian natural mineral resource company that since 1992 has been engaged, through its subsidiaries, in the acquisition, exploration and development of mineral resource properties, primarily in South America. Until 2003, Corriente was principally an exploration company with a goal to acquire properties, to locate and confirm the existence of bodies of commercial ore on them, and to sell the properties to other entities for subsequent development. The prime commodities sought by Corriente have been copper and gold in projects already at the advanced drilling stage. Over the past 10 years, Corriente has actively explored a number of properties in Argentina and Ecuador. In some cases, Corriente has taken on joint venture partners who have financed part or all of the exploration on the properties. Since 2003, Corriente has been pursuing the exploration and development of its mining concessions in the Corriente Copper Belt in southeastern Ecuador, most notably the Mirador project which is more fully described herein.

In October 1999 and April 2000, Corriente entered into two option agreements with BHP Billiton Plc. ("BHP Billiton") pursuant to which Corriente acquired the option to acquire a 70% interest in a large package of mineral exploration properties identified by BHP Billiton in the course of a five-year grassroots exploration program in the Rio Zamora valley in southeast Ecuador. Today, that property, known as the Corriente Copper Belt, is the company's principal asset. Over the period from January 2000 to June 2002, Corriente completed the drilling of over 30,000 metres of core within the Corriente Copper Belt and completed scoping studies on the Panantza-San Carlos and Mirador projects that provided an initial assessment of several different mining development options. In January 2002, the company gave BHP Billiton notice of its intention to exercise the option to acquire a majority interest in the Panantza project. This option allowed Corriente to acquire ownership of mineral resource deposits that are below the threshold of interest of BHP Billiton. Formal approval was granted in April 2002 for the transfer of the ownership of the Panantza concessions to Corriente. By the end of 2002, Corriente had repeated the process to acquire title to the San Carlos (August 2002) and Mirador (December
2002) projects within the Corriente Copper Belt. In each case, BHP Billiton chose to convert its back-in rights to a 2% net smelter royalty interest (NSR) in the project with the company having the option to reduce this NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

In December 2003, Corriente granted Lowell Mineral Exploration an option to acquire a 100% interest in the Warintza project, Ecuador. This option was subsequently exercised in June 2004, with Lowell Mineral Exploration swapping its 10% interest in all of Corriente's concessions in Ecuador (including Mirador, Panantza and San Carlos) in exchange for a 100% interest in the Warintza project. The Warintza project includes four concessions totalling 20,000 hectares. As a result of this agreement, Corriente now controls 100% of all of its concessions in Ecuador subject to the 2% NSR to BHP Billiton. These concessions encompass over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 by 80-kilometre area in southeast Ecuador and currently contains four identified copper and copper-gold porphyry deposits (called Mirador, Mirador Norte, Panantza and San Carlos). Six additional copper and copper-gold exploration targets (called La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad) have also been identified in the Corriente Copper Belt to date.

The primary focus of current operations is the development of the Mirador mine project in Morona Santiago Province in southeast Ecuador, while exploration work continues on the company's other Corriente Copper Belt concessions.

Mirador Project

Mirador is one of the few new, sizable copper projects in the world available for near term production. Mirador has a completed optimization study on a starter operation with a measured and indicated resource model of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 g/t gold and 1.6 g/t silver (with an average cut off grade of 0.37% copper).

Starter Project Highlights
--------------------------

     o The project is forecast to annually produce approximately 131 Million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver during the first five years of production.
     o The mine model indicates a 38 year mine life at a throughput of 25,000 tonnes per day.
     o At a long-term copper price of US$1.10/lb, the study indicates a Pre-Tax Internal Rate of Return (IRR) for the project of 22.6% and a Net Present Value (NPV) of US$224 Million at an 8% discount rate (see Table 1). The Investment Contract with the Government of Ecuador will determine the final tax regime for the project, so after-tax numbers are not being presented here.
     o The capital cost for the project is US$195 Million (reflecting reduced pre-strip with the new mine plan).
     o The Environmental Impact Assessment documentation is scheduled for submission in early December 2005.

As an indication of the growth potential of the project, Corriente has prepared an internal cash flow projection for an overall mine plan that allows for an expansion to a capacity of 50,000 tonnes per day with construction underway in year five. This expansion would require a twinning of the concentrator and use the same infrastructure layout and the same pit model and geological resources as in the starter project feasibility study. This overall mine plan is projected to generate a 24% pre-tax IRR and an NPV of $US 349 Million at an 8% discount rate using a copper price of $US 1.10/lb. The capital cost of the expansion is estimated to be approximately $US 100 million. Costing for the expansion cash flow was done by factoring and the results will be amended in the next few months as the proposed costs will undergo a detailed engineering review.

For 2005, deferred exploration and development expenditures made on the Mirador property totalled $8,658,952 (2004 - $7,985,443) reflecting the company's activities in furthering development of these resource properties.

Mineral Resources Entering Development

Mirador Norte is the most recently discovered copper deposit, located approximately 3 km north of the Mirador copper-gold project. Drilling highlights include 31 metres of 1.15% copper and 99 metres of 0.98% copper (including 24 metres of 1.56% copper). The main focus of the drilling at Mirador Norte was to identify higher-grade, near-surface zones, usually associated with secondary enrichment of copper. The high-grade zones could provide an opportunity to enhance the economics of operations at the nearby Mirador project.

The Panantza prospect lies about five kilometres northwest of the San Carlos property. It shares many of the geologic, alteration and mineralization features of San Carlos. As currently defined by 29 exploration drill holes spaced mostly at 100m, the Panantza project contains an inferred resource of approximately 395 Million tonnes at a grade of 0.67% copper and 0.08 g/t gold with potential for expansion to the south and at depth. There is a well-equipped camp with accommodation for 40 people, mess, office and core shed at a site called Rosa de Oro adjacent to the Rio Panantza.

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current, inferred resource estimate based on these drill holes is 657MT at 0.61% copper. There is a fully equipped permanent camp with office, accommodation for about 60 persons, mess and core shed in the northwest part of the San Carlos prospect area.

Deferred exploration expenditures on the Panantza/San Carlos properties totalled $160,627 in 2005 (2004 - $392,128).

Exploration Targets

The San Miguel target is a 600 X 850m Cu-Mo soil anomaly with rock sample values to >1% Cu, but averaging 0.3% Cu over 300m along the east edge of the anomaly. The north and west area of the anomaly has had limited initial drilling and returned values to 0.50% Cu over 180m in SM001, 0.42% Cu over 155m in SM08, and 0.36% Cu over 193m in SM09.

Sutzu is a 1500 X 1500m soil Cu-Mo anomaly, with the Mo anomaly open to the SW. Semi-continuous rock sampling passing across the centre of the soil anomaly returned lower-grade (0.2%) copper. No drilling has been done yet on this target.

San Marcos is an 800 X 800m Cu-Mo soil anomaly with rock samples in stream cuts across this returning up to 0.5% Cu over 170m. No drilling has been done yet on this target. San Marcos is on strike and probably related to Sutzu mineralization, together with which it forms one of the larger mineralized zones in the district.

The potential size of San Luis is about 170 X 350m based on the width of mineralized rock chip sampling and the associated soil anomaly. Continuous detailed rock sampling along the length of the anomaly returned about 230m of 0.76% Cu. A ground IP survey was run over San Luis and the anomaly coincided in size with the soil anomaly. No drilling has been carried out on this project.

Trinidad is a 500 X 800m soil anomaly limited to the west by the edge of soil sampling and covering rocks. There are no rock samples from the area of the anomaly, but within 300m samples return values up to 0.5%Cu. A pair of rock chip samples in adjacent drainages returned >1%Cu. There is no previous drilling.

Deferred exploration expenditures on the exploration targets totalled $25,470 (2004 - $249,691).

For 2005, deferred exploration and development expenditures made on various target projects within the Corriente Copper Belt totalled $8,845,049 (2004 - $8,627,262) reflecting the company's activities in furthering development of these resource properties.

Personnel

During the past 24 months, the company has been actively building up its mining development and operations management team.

In February 2004, Mr. Ron Simkus joined Corriente to guide the process of completing the feasibility study at the Mirador project in southeast Ecuador and to facilitate the construction and operation of the 25,000 tonnes per day plant at the Mirador site. Mr. Simkus, who was most recently the President and CEO of Compania Minera Antamina S.A. in Peru, oversaw the commissioning of the Antamina deposit and the successful transition of the largest copper mining construction project in recent history (at a cost of approximately US$2.2 billion) to a sustainable mining operation. Previously, Mr. Simkus spent eight years at Highland Valley Copper, including three years as President and General Manager. Highland Valley is one of the largest open-pit copper operations in the world.

Corriente continued to build its mine development and management team with the September 2005 appointment of Tom Milner as President of Corriente. Mr. Milner is responsible for the execution of the Mirador development plan utilizing his background experience as a mine developer and operator. Most recently, Mr. Milner was Chief Operating Officer for Taseko Mines Ltd., with responsibility for the successful 2004 restart of the open pit copper-molybdenum Gibraltar Mine located in south central B.C. The Gibraltar Mine mills 35,000 tonnes of ore per day with an overall mining rate of 115,000 tonnes per day. In addition to almost 10 years of senior operations experience as Mine Manager at Gibraltar, Mr. Milner was President of Brinco Coal Corporation, with responsibility for developing the Quinsam Coal Mine on Vancouver Island from the feasibility study stage through environmental approvals, permitting, construction and operations.

Mr. Ken Shannon is continuing as the company's Chairman and Chief Executive Officer and is directly overseeing the company's continuing exploration and development activities in Ecuador.

In preparation for the impending construction and subsequent operating phases at Mirador, the company has initiated an outsourced hiring and recruitment program in North and South America. Key hires being pursued are for the company's mining operations roles as General Manager, Mine Manager, Mill Manager, Environmental Manager, Safety and Control Manager and Project Administrators.

As at December 31, 2005 the company had 110 employees.

Sale of Other Properties

In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. These assets were written off in previous years. The following summarizes the amounts due from the purchaser to the company according to the original agreement:

     o    US $25,000 on the Closing Date (received in 2002);
     o US $25,000 cash and 100,000 shares of the purchaser one year from the date of the Agreement (received in 2003);
     o 100,000 shares of the purchaser two years from the date of the agreement (received in 2004);
     o 100,000 shares of the purchaser three years from the date of the agreement (received in 2005);
     o    US $100,000 four years from the date of the agreement;
     o    US $1,000,000 five years from the date of the agreement;
     o US $1,000,000 upon the Taca-Taca property achieving commercial production.

On March 22, 2005 the company and the purchaser executed an amending agreement whereby the payments due in years four and five of the agreement were changed to one final tranche of 100,000 shares of the purchaser on the amending date. US $1,000,000 remains due from the purchaser upon the Taca-Taca property achieving commercial production. As collectibility of this amount remains uncertain, this amount will be recorded when received. The company realized a total gain of $1,882,000 based on the market value of the 200,000 shares of the purchaser received in 2005. These shares were subject to a hold period which expired in July 2005. During the hold period, the purchaser underwent a reorganization in April 2005, at which time the company received an equivalent 200,000 shares of each of the four post-reorganization companies. With the exception of 200,000 shares in one of the post-reorganization companies which remains non-public and without market value, all of the shares were sold by the company before the end of 2005.

The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company has received full consideration, totalling $570,841 (including $88,320 received in 2005) from the purchaser.

Global Exploration Alliance with BHP Billiton

Corriente and BHP Billiton, by virtue of their exposure to the operations of each other through existing option agreements, considered it beneficial to both parties to enter into a preferential relationship by way of a global strategic alliance (the "Alliance"), whereby BHP Billiton, at its discretion, offered to Corriente options to acquire interests in mineral properties held by BHP Billiton (or an affiliate thereof) that were of interest to Corriente. The Global Strategic Alliance Agreement was signed on December 11, 2001 with the twin goals of utilizing the efficiencies of Corriente's exploration personnel and expertise in the identification and exploration of large base-metal discoveries that meet a defined threshold of interest to BHP Billiton, and permitting Corriente to remain focused on the exploration of such prospects rather than on project generation and financing.

In conjunction with the formation of the Alliance, BHP Billiton agreed to invest in Corriente $1 million, to be used, together with other funds raised by Corriente, to carry out work programs on an expanded property portfolio resulting from the grant by BHP Billiton, pursuant to separate option agreements, of options to acquire interests in additional mineral properties. That investment was made in March 2002.

The basic terms of each option agreement under the umbrella of the Alliance were similar: the company could earn a 70% interest by delivering a feasibility study establishing that a portion of the optioned properties showed potential to support a commercial mining operation, either (i) producing not less than 50,000 tonnes per annum of copper equivalent, or (ii) capable of delivering an average net after-tax return of US$20 million per annum for a minimum of 15 years, and (iii) capable of supporting a minimum project return of 10%. The company would undertake a feasibility study only in circumstances where an initial scoping study indicated that the project is sufficiently large to be of interest to BHP Billiton for bringing to the production stage. The threshold of interest of BHP Billiton was defined as a resource greater than 200 Million tonnes at a grade of greater than 1% copper equivalent for a deposit requiring flotation processing.

With the company's focus squarely centered on the development of its Corriente Copper Belt concessions, and considering very few exploration opportunities were available, in December 2005, the company and BHP Billiton agreed to terminate the Global Strategic Alliance Agreement. No commitments remain for either party.

                             CORRIENTE COPPER BELT

History and Development of the Corriente Copper Belt, Ecuador

                               [GRAPHIC OMITTED]

Ecuador

Ecuador is situated astride the equator on the north-western coast of South America. Quito, in the northern part of the country, is the capital city. After a long period of civilian-military governments, Ecuador had a democratic government from 1979 until late 1999, when popular unrest led to a military coup, after which the military commander appointed the previous Vice-President as the new President. That government took office in January 2000. New elections were held in November 2002 and a left-leaning populist President, Lucio Gutierrez, was sworn into office in January 2003. In April 2005, Gutierrez fled Ecuador in the face of a populist uprising and lack of support from the military. As a result, (then) Vice-President Alfredo Palacio was sworn in as President, a position that he continues to hold to date. Since that time, the country has returned to a much greater degree of political stability.

Ecuador's government considers the mining industry as an opportunity to bring significant new growth to the country's economy, and has taken significant steps to attract foreign investment. It is expected that the government will support companies to expedite development of projects.

During 2002, a consortium headed by a Canadian group started work on a $400 million project to build a new international airport for Quito and to provide the future management structure. Ecuador's economy should also be helped by the completion in September 2003 of its new heavy crude oil pipeline. The government has pledged to use oil revenues to pay off debt and is seeking support from the International Monetary Fund. Of direct significance to Corriente's operations is the Amazon highway system, a major north-south transportation artery on the east side of the Andes that is currently being widened and paved in the area of the Corriente Copper Belt.

Under Ecuador's general tax code, mining companies, including foreign corporations, are taxed at a fixed rate of 25% of net profits. There are currently no restrictions or withholding taxes on the repatriation of capital, dividends or profits.

Mineral rights in Ecuador are acquired by mining concessions, title to which is universally valid and has exclusive rights equivalent to owning real property. Title to a mining concession is defensible against third parties, may be mortgaged, may be transferred by public deed and may be inherited. Holders of mining concessions are obliged to undertake environmental studies and formulate plans to minimize environmental damage resulting from their activities.

A mining concession may be obtained for a maximum area of 5,000 hectares and for a maximum term of 30 years, renewable for an additional 30 years. There is no limitation on the number of mining concessions a person or company may hold. Holders of mining concessions are required to pay annual fees and, once a property is in production, to file annual audit reports, in order to keep the concession in good standing. Title to a mining concession confers on the holder the right to explore, exploit, process, smelt, refine and trade all the mineral substances (except oil, gas and radioactive substances) lying within the perimeter of the concession as well as the right to use the surface of the land (subject to easements or arrangements with the land owner) and available water.

Location, Size and Access

The Corriente Copper Belt is located in the valley of the Rio Zamora in the Pangui region, Morona Santiago province, in southeast Ecuador, adjacent to the border with Peru. The area, centred about 340 kilometres south of Quito and 70 kilometres southeast of the city of Cuenca, consists of a total of 25 exploration concessions covering about 606 square kilometres. Access to the area is by road from the city of Cuenca, a regional centre with scheduled air service of less than one hour's duration from the capital city of Quito. Alternatively, local air travel is possible to the town of Gualaquiza, which is within the Corriente Copper Belt. Road access from Cuenca to the village of Santiago de Panantza is via the towns of Gualaceo, Indanza and San Juan Bosco, mostly by reasonable-quality unsealed roads. The road distance is about 150 kilometres or about four hours' travel. There is road access from Quito to Cuenca for the transport of samples or heavy equipment. Road access to the Panantza concessions was completed during 2001. The Mirador project is accessed by a one-hour flight from Quito to Loja and then by road approximately 180 kilometres to the project site (about five hours driving time). The remaining concessions are accessed by mule track or by helicopter. Travel within the concessions is primarily by foot on jungle trails.

Acquisition of Resource Properties

Corriente entered into an option agreement dated October 15, 1999 ("JV1"), as amended, with two subsidiaries of BHP Billiton, pursuant to which Corriente was granted the option to acquire a 70% interest in certain mineral exploration properties covering approximately 880 square kilometres in the Rio Zamora area on which BHP Billiton had conducted a five-year grassroots exploration program, during the course of which it had discovered a number of porphyry copper deposit clusters. The JV1 agreement currently includes 16 concessions covering a total of 57,660 hectares. The company has completed the required work program, expended the required exploration funds and issued to BHP Billiton all the securities required under the terms of this agreement. Corriente subsequently entered into a further agreement dated April 6, 2000 ("JV2"), as amended, with two subsidiaries of BHP Billiton, pursuant to which Corriente was granted the option to acquire a 70% interest in certain mineral exploration properties in the southern part of the Corriente Copper Belt, known as the Mirador property, representing the balance of the copper targets identified by BHP Billiton in the course of its exploration program in the Rio Zamora area. On signing of the option agreement, the Mirador property consisted of eight exploration concessions covering a total area of 22,880 hectares. Corriente has completed the required work program, expended the required exploration funds, and issued the securities required to be issued under the terms of this agreement.

Corriente is the operator of the properties covered by both agreements during the option period. Corriente engaged Lowell Mineral Exploration Limitada Chile (Lowell) to manage the exploration and development activities on the optioned properties from 2000 to 2002. As compensation for the management services rendered by Lowell to Corriente in connection with the optioned properties, Corriente granted to Lowell the right to obtain 10% of Corriente's interest in any properties covered by the two BHP Billiton joint ventures. In December 2003, Corriente granted Lowell an option to acquire a 100% interest in the Warintza project, Ecuador. This option was subsequently exercised in June 2003, with Lowell swapping its 10% interest in all of Corriente's concessions in Ecuador (including Mirador, Panantza and San Carlos) in exchange for a 100% interest in the Warintza project. The Warintza project includes four concessions totaling 20,000 hectares.

Exploration History

Regional exploration was initiated in southeastern Ecuador by Gencor, a predecessor company of BHP Billiton, in mid-1994. In early 1995, six porphyry copper targets in the area were identified.

In 1996, the San Carlos property was recognized as a large porphyry copper system, leading to the drilling of eight holes at the Kutucus skarn prospect and five holes at the San Carlos prospect in mid-1997. The San Carlos drilling intersected significant copper mineralization. Based on 25 core drill holes aggregating 6,185 meters on the San Carlos project, a potential resource of over one billion tonnes of low-grade primary copper mineralization (0.4% Cu) or 400 million tonnes at 0.7% Cu at a 0.5% cut-off in the Inferred Mineral Resource category was estimated. The company believes that there is potential for surface oxide copper mineralization as indicated by hole SC-07 (0-60 metres, vertical hole) assaying 0.7% Cu (in oxide) and hole SC-17 (6 - 93 metres, -60 degree hole) assaying 0.77% Cu (in oxide).

In total, BHP Billiton drilled 11 scout holes totaling 2,900 metres on the Panantza property. The drilling at Panantza was insufficient to define an inferred resource but has identified a significant exploration potential. For example, good surface oxide potential is shown by hole PA-03 (0-27 metres, vertical hole) of 1.3% Cu (in oxide) and hole PA-09 (0-60 metres -57 degree holes) of 1.15% Cu (in oxide).

The Warintza property was recognized as a large copper and molybdenum soil anomaly with a classic porphyry copper alteration signature in early 1999. Chip sampling carried out later that year by BHP Billiton outlined significant drill targets of copper mineralization with surface grades up to 1% copper.

The area of Mirador was recognized as a significant anomalous area during the original reconnaissance geological and geochemical surveys completed in November - December 1994. These surveys, which included 315 pan concentrates of stream sediments, defined an area roughly 50 square kilometres in extent which gave anomalous values in Cu, Mo, Au, zinc and silver. At the time however, BHP Billiton was forced by border conflicts between Ecuador and Peru to concentrate its efforts in the north part of the Corriente Copper Belt. After a peace treaty ending the border conflict was signed by Peru and Ecuador in July 1999, BHP Billiton completed detailed follow-up surveys to better define the anomalous areas of the Mirador property. A total of 746 soil samples were collected along ridges and 219 rock chips were taken from outcrops found in drainages traversing the anomalous zones. This work, along with geological and alteration mapping, defined the Mirador (previously known as Wawayme) zone and the Chancho and Chancho Norte zones.

From 1994 through 1999, BHP Billiton spent approximately US$12 million on exploration of the Corriente Copper Belt.

Geology and Mineralization

Ecuador can be divided into three regions: the Coastal Plain, the Andean Cordillera and the Oriente or eastern Amazon basin. The Andean Cordillera comprises two parallel sub-ranges: the Cordillera Real and the Western Cordillera, which are separated by a high plateau, the Interandean Valley. The Corriente Copper Belt is located in the southeast portion of the Cordillera Real. Referred to as the sub-Andean zone, it straddles the border between Ecuador and Peru.

The Cordillera Real comprises metamorphic rocks and intrusives, with ages ranging from Precambrian to Cretaceous. Metamorphic rocks attain grades up to greenschist and amphibolite facies.

During early Jurassic time, this area of Ecuador-Peru was the site of a basin where calcareous and clastic sediments were deposited as well as tuffs and lavas of andesitic to basaltic composition. At some stage during the Jurassic period, three large batholiths were emplaced along a rough N-NE axis: from north to south, the Rosa Florida along the Colombian border, the Abitagua, and the Zamora, which borders Peru. These batholiths are interpreted to be part of an island-arc sequence.

The Zamora Batholith is a composite, undeformed body of lower to mid Jurassic age which has a north-south extent of roughly 200 kilometres and is up to 50 kilometres wide. Three ages of magmatism corresponding to the Jurassic, Cretaceous, and Tertiary are thought to have occurred in the region of the Zamora Batholith. The Zamora Batholith contains phases or coeval bodies which vary in composition from hornblende quartz diorite and tonalite, to granodiorite and monzogranite. Various subvolcanic bodies of andesite and dacite are associated with the Zamora Batholith. The porphyry copper mineralized systems are all hosted by intrusives, breccias and subvolcanic bodies which intrude and are closely related in age to the Zamora Batholith. To the west of the Batholith is the thrusted metamorphic belt of the Cordillera Real, with contemporaneous volcanic and sedimentary rocks to the east.

The mineral deposits encountered in the Corriente Copper Belt display many of the characteristics of calcalkaline type porphyry copper systems. Sulfides occurring principally in the form of pyrite and chalcopyrite are widely distributed in low concentrations through large volumes of rock. The porphyry deposits in the Corriente Copper Belt appear to be of Middle Jurassic age. The San Carlos deposit has been dated at 154 million years.

San Carlos and the other seven porphyry copper prospects identified in southeast Ecuador are centered on multiphase monzogranite to granodiorite porphyry stocks within the Zamora Batholith with associated K-silicate alteration and principally chalcopyrite mineralization. Intermediate argillic and less widespread sericitic alteration overprints the K-silicate alteration, but does so erratically.

Exploration Activities

Corriente started work on the Corriente Copper Belt in December 1999 with preparations to drill the first of the untested porphyry targets at Warintza. Between January and April 2000, 2,378 metres were drilled at Warintza in a series of 16 holes. Drill results from the Warintza project, released on May 2, 2000, confirmed the presence of a high-grade (>1% Copper) supergene blanket and the local presence of high grade (>1% Copper) primary sulphide mineralization. A number of holes had grades greater than 1% copper with a best intersection of 82 metres at 1.37% copper in hole 1. The secondary copper mineralization appears to average approximately 40 metres thick and occurs at a depth generally between 50 to 100 metres.

The company then moved on to scout drilling at the Mirador property. Between May and August 2000, 5,654 metres were drilled in a series of 32 holes to test the Mirador system. The best assay interval was in hole 35 with 263 metres of 0.98% copper equivalent. Mirador appears to be a conventional porphyry copper-gold system with classic high-level alteration features such as abundant silicification and brecciation.

In October and November 2000, Corriente drilled 17 holes totalling 5,262 metres to test the Panantza project, located in the central part of the Corriente Copper Belt, close to the San Carlos property. Interpretation indicates that Panantza has a well-developed high-grade core (approximately 300 metres by 300 metres and extending below the deepest hole at 448 metres) surrounded by a much larger area of intermediate-grade mineralization. Drill holes within the high-grade core show relatively consistent strong copper numbers such as in hole PA-12 with 300 metres of 1% copper equivalent and hole PA-17 which intersected 64 metres of 1.31% copper equivalent followed by 384 metres of 0.83% copper equivalent. All of the holes drilled within the high-grade core were stopped in mineralization because of depth limitations of the drilling equipment and remain open at depth. Results from the exploration work accomplished during 2001 clearly confirmed the change in status of the Corriente Copper Belt from purely an exploration play to that of both exploration and development. Over 12,000 metres of drilling were completed during 2001 and two separate scoping studies analysed the economics of resource development at the Panantza/San Carlos and Mirador projects.

The Ecuador work program during 2002 saw the completion of 10 holes totalling 2,738 metres of core on the Mirador target. Metallurgical testwork carried out by an independent company was completed during the year using samples from the Mirador, Panantza and Warintza deposits. The testwork established that the copper mineralization responds well to conventional processing techniques with excellent recoveries of copper and, in the case of Mirador, of gold as well. Independent resource calculations for Panantza indicated an inferred resource of 148 million tonnes of 0.82% copper and 0.1 g/t gold and, for Mirador, 182 million tonnes of 0.76% copper and 0.22 g/t gold. The drilling program at Mirador established the general margins of the deposit and provided additional evidence that the mineralization continues at depth beyond Corriente's deepest drilling.

In 2003, Corriente completed work on a revised scoping study at Mirador which analyzed the potential of reducing the size of the initial project from the original 50,000 tonnes/day to 20,000 tonnes/day. Following on from the results of this scoping study, in October 2003 the company awarded a feasibility study for the Mirador Project to AMEC - see "Mineral Resource Development" below. Pursuant to the AMEC Technical Services Agreement, the feasibility study included a significant drilling campaign, which began in 2003 and was designed to provide samples for additional metallurgical test-work, confirm resource deposit estimates and provide essential geotechnical data on the Mirador properties. During 2003, the Ecuador work program completed drilling on seven holes totalling 2113 metres of core on the Mirador target. Such activities were dependent upon the availability of cash resources and requirements of the BHP Billiton joint venture agreements.

The company's 2004 exploration program completed drilling on 25, 9 and 10 holes totalling 5812, 1207 and 1853 metres of core on the Mirador Norte, Panantza and San Miguel targets, respectively. Results were received from drilling at the Mirador Norte property, which is a copper deposit located approximately 3 km north of the Mirador copper-gold project. Drilling result highlights include 31 metres of 1.15% copper and 99 metres of 0.98% copper (including 24 metres of 1.56% copper). The main focus of the drilling at Mirador Norte was to identify higher grade, near surface zones, usually related to secondary enrichment of copper. The high-grade zones could provide an opportunity to enhance the economics of operations at the nearby Mirador project, which has been the subject of several resource and feasibility studies.

As in recent years, all exploration drilling in 2005 was limited to the company's Corriente Copper Belt resource properties. In 2005, 52 holes were drilled, all on the Mirador property, totalling 11,935 metres.

Mineral Resources in Development

Mirador

A modified scoping study was completed in the first quarter of 2003 that assessed the economics of a 20,000 tonnes/day milling operation, versus previous studies that had looked at up to 50,000 tonnes/day options. In mid-2003 it was decided to move directly to a feasibility study for Mirador.

Initial flow sheet development completed during the first quarter of 2003 on metallurgical composites established that the mill flow sheet for Mirador will be a conventional copper-gold porphyry circuit. This will use relatively coarse primary SAG (semi-autogenous grinding) and ball mill grinding to 140 microns followed by copper rougher flotation, concentrate regrind to 25 microns, and cleaner flotation and dewatering. Mineralogy was studied by G&T Metallurgical Services in Kamloops, British Columbia to support the grind parameter selection.

Variability mapping test-work completed during the second quarter of 2003 confirmed that the ore is quite simple and responds well to the flow sheet and simple reagent scheme selected. Over 45 variability samples were tested mineralogically and metallurgically. Copper is hosted dominantly as primary chalcopyrite, with minor amounts of secondary copper mineralization, occurring mainly as a shallow zero to 20-metre thick chalcocite blanket overlying the primary sulphide ore. Pyrite occurs widely throughout the deposit, but at relatively low levels, and the pyrite to chalcopyrite ratio, at about 3:1, is in the lowest quartile of the industry. The pyrite is also coarse, averaging 98 microns, resulting in a relatively clean concentrate with a 30% copper grade. Additional minerals in the concentrate include predominantly quartz, feldspars and micas (total 95%) with minor clay and carbonate (total 3%).

Grindability tests were conducted on intervals of core from individual drill holes during the test programme. These included Bond Work Index tests, J-K drop weight and SMC tests (an abbreviated form of JK test), and Minnovex SPI (SAG Power Index) tests. All tests were conducted at Lakefield, except the latter, which were conducted at Minnovex on samples provided by SGS Lakefield Research. Tests indicated an average Bond ball mill work index of 14.5kWh/tonne, and rank the ore hardness as average to moderately low relative to other copper porphyry ores in Lakefield's industry database and with moderately low variability.

In late 2003 and early 2004, a total of about 3,000 kg of split diamond drill core was collected from 20 drill holes and shipped to SGS Lakefield Research in Lakefield, Ontario, for metallurgical testing. In addition, two whole-core metallurgical holes were drilled and collected specifically for comminution test work.

In October 2003, the company awarded a feasibility study for the Mirador project to the internationally respected engineering firm AMEC Americas Limited
(AMEC). Pursuant to the AMEC Technical Services Agreement, the feasibility study addressed geotechnical, infrastructure (including processing, site development and support facilities), and financial analyses for the building of a 20,000 tonnes/day mine and milling facility at the Mirador site. This initial capacity target was later modified to 25,000 tonnes/day. Resource and reserve calculations were also included. In order to have such a study completed, the company entered into agreements with certain other drilling and technical services companies. This feasibility study also included a significant drilling campaign, which began in 2003 and was designed to provide samples for additional metallurgical test-work, confirm resource deposit estimates and provide essential geotechnical data on the Mirador properties.

While the study was expected to be completed in mid-2004, manpower and supplier resource shortages beyond the company's control and optimization revisions delayed completion to April 2005.

In August 2004, the company announced the results of independent metallurgical studies managed by AMEC. The metallurgical test work was carried out by SGS Lakefield Research Ltd. under the direction of AMEC staff. Lakefield also provided samples to Minnovex and G&T Metallurgical Services to conduct grindability test-work, and mineralogical and flotation quality control test-work, respectively. The results were as follows:

     o Concentrates produced are predicted to average 30% copper at a recovery rate of 90%
     o    There are no deleterious elements in the concentrate
     o    The ore hardness is average to moderately low
     o Detailed optimization of the concentrator flow sheet is expected to raise design ore throughput by more than 10%

In September 2004, Corriente announced the results of an independent resource estimate prepared by AMEC on the Mirador copper-gold porphyry project. The supporting technical report for the resource estimate as required by National Instrument 43-101 was filed by the company on SEDAR in October 2004 (www.sedar.com) and was incorporated by reference in the 2004 Annual Information Form. The resource estimate was based on the completion of 90 drill holes totalling 24,349 metres of core. The Mirador mineral resource has been classified as Indicated and Inferred mineral resources and contains Hypogene and Supergene mineralization. The resource estimate results are 310Million tonnes at 0.65% Cu and 0.20 g/t Au of Indicated mineral resources and 315Mt at 0.56% Cu and 0.17g/t Au of Inferred mineral resources reported at a 0.40% Cu cut-off. The table below shows higher cut-offs for comparison purposes. The results are reported to a depth of 850 metres elevation, which is approximately 500 metres below surface. Indicated resources are available for inclusion in a feasibility study. Inferred totals are additional resources that have the potential to be added to the indicated category with further drilling. The resource estimate was prepared in conformance with the requirements set out in NI 43-101 by AMEC under the direction of Susan Lomas, P.Geo., an independent qualified person as defined by NI 43-101.

     ---------------------------------------------------------------
          Cu%                       Million                  Au
         Cut-off       Class        tonnes         Cu %     (g/t)
          0.40        Indicated      310           0.65      0.20
          0.40        Inferred       315           0.56      0.17

          0.50        Indicated      262           0.69      0.21
          0.50        Inferred       216           0.62      0.18

          0.60        Indicated      189           0.74      0.22
          0.60        Inferred        94           0.71      0.20

          0.65        Indicated      147           0.78      0.23
          0.65        Inferred        58           0.77      0.22

          0.70        Indicated      108           0.81      0.24
          0.70        Inferred        40           0.79      0.23
     ---------------------------------------------------------------

     Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling are reasonably assumed, but not verified.

Based on the positive results of AMEC's mineral resource estimation work and the results of the metallurgical studies announced in August 2004, Corriente moved ahead with an October 2004 technical review to analyze the economic effect of higher milling throughputs for Mirador. This study analyzed the company's Mirador project using four different throughput rates within a 22,000
- 35,000 tonnes/day range and was based only on the indicated mineral resources of the project as calculated by AMEC. Corriente chose to complete its initial feasibility study at a daily throughput of 25,000 tonnes/day. Results from the October 2004 technical analysis indicated a steadily increasing economic return for the project as ore throughput is increased.

Feasibility Study

On April 14, 2005, the company announced the completion of its feasibility study at the Mirador project which confirmed the economics of a 25,000 tonne/day open pit milling operation. The prime consultant for the study was AMEC Americas Limited, who completed the resource estimation, the metallurgical studies and the mine model. The tailings facility was designed by Knight Piesold Ltd. and Merit Consultants International Inc. prepared the estimated final capital cost. The Indicated Mineral Resources internal to the pit were estimated to be 111 Million tonnes at an average grade of 0.67% copper and 0.22 g/t gold (with an average cut-off of 0.4% Cu). The feasibility study highlights were:

     o The project was forecast to annually produce approximately 128 Million pounds of copper, 32,000 ounces of gold and 395,000 ounces of silver during the first five years of production
     o    The mine model indicated a 12 year mine life
     o At a long term copper price of US$1.00/lb, the study indicated a Pre-Tax Internal Rate of Return for the project of 15.5% and a Net Present Value of US$78 Million
     o    The capital cost for the project was US$204 Million

The initial 25,000 tonnes/day development phase for the Mirador project is able to support the infrastructure requirements of a large copper operation and includes allowances for expansion in the future. For example, the tailings site has up to three times the required storage capacity, meaning the operation can expand significantly in size without needing to locate new tailings facilities.

The April 2005 Feasibility Study was made available in final report form on May 13, 2005 and is posted on www.sedar.com, as well as www.corriente.com.

Assumptions for the financial conclusions of the feasibility study included: pricing of US$1.00/lb for copper, US$400/oz for gold, US$6.50/oz for silver, and a discount rate of 8%. The estimated Indicated Mineral Resources included in the mine plan total approximately 111 Million tonnes grading 0.67% Cu and
0.22 g/t Au (with an average cut-off of 0.4% Cu). Approximately 91 Million tonnes of waste rock will be removed over the mine life, resulting in an average strip ratio of about 0.8:1. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9.125 Million tonnes/a). All facilities were designed for this throughput and operate on a continuous basis, 24 hours/day, 365 days/annum, subject to maintenance downtime. Average production was estimated to be about 174,000 t/annum of copper concentrate over the mine life of 12 plus years.

Optimization Study

In November 2005, Corriente announced the results of an ongoing optimization study completed by Mine Development Associates (MDA) of Reno, Nevada for the starter project at the Mirador copper-gold deposit in Ecuador. This study built on the 25,000 tonnes per day base case feasibility study which was released in April 2005. The main change in the new work was the incorporation of the results of 52 new drill holes which were completed during the summer of 2005 and led to the calculation of a new resource model. The optimization work was based on a Lerchs-Grossmann pit optimization completed by MDA and included a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 g/t gold and 1.6 g/t silver (with an average cut-off grade of 0.37% Cu). For the purposes of the optimization study, all of the elements of the feasibility study completed in April 2005 were retained (except for reduced pre-stripping associated with the new pit optimizations). Approximately 491 Million tonnes (Mt) of waste rock will be removed over the mine life, resulting in an average strip ratio of about 1.4:1. The initial starter pit will have a 0.53:1 strip ratio containing 101.5 Mt of ore at 0.67% Cu, 0.21 g/t gold and
1.8 g/t silver. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes per day (9,125 Million tonnes per annum).

The opportunity to increase investment returns with an expanded project capacity is the object of an add-on optimization study to look at throughput rates from 50,000 to 75,000 tonnes per day (or two to three times the size of the base case). This follow-up study, which was designed to maximize shareholder value for Mirador, was focused on converting a significant portion of the current inferred mineral resources to indicated status so that they can be included in the new study (Note: inferred resources are excluded from feasibility study economic analyses).

Optimization Study Highlights
-----------------------------

     o The project is forecast to annually produce approximately 131 Million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver, during the first five years of production.
     o The mine model indicates a 38 year mine life at a throughput of 25,000 tonnes per day.
     o At a long-term copper price of US$1.10/lb, the study indicates a Pre-Tax Internal Rate of Return (IRR) for the project of 22.6% and a Net Present Value (NPV) of US$224 Million at an 8% discount rate. The Investment Stability Agreement with the Government of Ecuador will determine the final tax regime for the project, so after-tax numbers are not being presented here.
     o The capital cost for the project was revised to US$195 Million (reflecting reduced pre-strip with the new mine plan).


Tabulation of the revised project resources at Mirador using a cut-off of 0.40%Cu is set out in the table below. This work was carried out by Mine Development Associates (Reno, NV) under the direction of Steve Ristorcelli, P.Geo., C.P.G., an independent Qualified Person as defined by NI 43-101. The resource estimate is based on 142 drill holes totaling 36,284 metres of core.


                                             Revised Mirador Resources

      -----------------------------------------------------------------------------------------------------------
                                             Cu Cut-off Grade of 0.40%
      -----------------------------------------------------------------------------------------------------------
          Class         Tonnes          Cu          Cu (%)       Au (oz)        Au       Ag (oz)           Ag
                        (000's)      lbs (000's)                              (g/t)                       (g/t)
      -----------------------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------------------
      Measured             52,610        753,000      0.65          360,000     0.21         2,770,000       1.6
      -----------------------------------------------------------------------------------------------------------
      Indicated           385,060      5,134,000      0.60        2,380,000     0.19        18,760,000       1.5
      -----------------------------------------------------------------------------------------------------------
      Inferred            235,400      2,708,000      0.52        1,250,000     0.17         9,900,000       1.3
      -----------------------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------------------
                                 Previous Resources from September 2004 Disclosure
      -----------------------------------------------------------------------------------------------------------
      Indicated           310,000                     0.65                      0.20
      -----------------------------------------------------------------------------------------------------------
      Inferred            315,000                     0.56                      0.17
      -----------------------------------------------------------------------------------------------------------


Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling that can be reasonably assumed, but not verified.

As an indication of the growth potential of the project, the company prepared an internal cash flow projection for an overall mine plan that allows for an expansion to a capacity of 50,000 tonnes per day with construction underway in year five. This expansion would require a twinning of the concentrator, use the same infrastructure layout, and the same pit model and geological resources used in the starter project feasibility study. This overall mine plan is projected to generate a 24% pre-tax IRR and an NPV of $US 349 Million at an 8% discount rate using a copper price of $US 1.10/lb. The capital cost of the expansion is estimated to be approximately $US 100 million. Costing for the expansion cash flow was done by factoring and the results will be amended in the next few months as the proposed costs will undergo a detailed engineering review.

With the upgrade in Mirador's measured and indicated resources, the economics of the 25,000 tonnes per day base case have improved and provide reasonable justification to expand the Mirador project to 50,000 tonnes per day. At this milling rate, Mirador mine would have with a 20 year mine life. With the results of the optimization study showing a robust project, Corriente is continuing to move forward with development of the 25,000 tonnes per day starter project at Mirador.

Selection of financing options for the project is planned during the first half of 2006 and issuance of the Mining Permit is targeted for the second quarter following approval of the Environmental Impact Assessment ("EIA"), which was filed with the Ministry of Energy and Mines for Ecuador ("the Ministry") in December 2005.

Environmental Impact Assessment

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the Ministry to help ensure that the report met all required government guidelines and regulations. The Mirador EIA is expected to be one of the most comprehensive documents on social and environmental issues ever submitted to the Mines Ministry in Ecuador. The submission followed an extensive consultation process with the local communities that was carried out in late November and early December 2005. Approval of the EIA is expected in the first half of 2006.

The company has adopted a written Health, Safety, Environment and Community Policy, which sets out the steps it will take to show responsible environmental stewardship and to contribute to an enhanced standard of living and improved health and safety in the communities in which it operates through the development of natural resources. The company has all material permits required for its present operations, and is in the process of identifying and making application for the permits it will require in the future, as it nears the commencement of mining operations.

Mirador Power Solution

In March 2004, the company entered into an agreement with Hidrelgen, S.A., an associated company of Caminosca Caminos y Canales C. Limitada, to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility on the Sabanilla River (Sabanilla Power Project, or "SPP"), to supply power to Corriente's planned Mirador copper mine. Market conditions for bank financing of power projects did not allow the company to meet the deadline for financing of the Sabanilla project, with the result that the agreement lapsed in 2005. Accordingly, deferred power project costs of $2,739,111 associated with the Sabanilla project have been written off by the company at December 31, 2005. In March 2006, the company announced that it has entered into a letter of intent with Hidroabanico S.A. to supply the power needs of the Mirador project.

In the first quarter of 2006, the company signed a letter of intent with Hidroabanico S.A. to supply the 28.5 megawatt power needs of Mirador's proposed mining operations. The terms outlined in the letter of intent propose a 10 year power purchase agreement with a proposed rate of $0.05/kWh. The Hidroabanico facility has already been completed to a 15 megawatt stage and an expansion is underway to the final size of 37.5 megawatts, with completion slated for December 2006. The Hidroabanico facility is a run-of-river design and provides "green" energy that qualifies for the carbon credit program. The energy will be delivered through a dedicated line to the mine, which will cost in the order of $US10 million to construct and will be included in the capital cost estimate for Mirador. Hidroabanico will have the first right of opportunity to provide energy needs for the planned expansion to 50,000 tonnes per day at Mirador. A due diligence review is underway at the site during the first half of 2006, which will be followed by final negotiation of the power purchase agreement.

Overall, the company's Mirador mine is a starter project, which is planned as the platform for later expansions at Mirador and development of MIrador Norte, Panantza-San Carlos and other copper projects in the Corriente Copper Belt district.

Following below is a 3D representation of the company's current view of the Mirador mine site when it is completed for the planned Stage 1 or 25,000 tonnes per day capacity. For Stage 2 or 50,000 tonnes per day capacity, additional tailings management facilities and access would be required.


                               [GRAPHIC OMITTED]


Updated Technical Report

In December 2005, the company engaged Mine Development Associates to prepare a technical report in compliance with National Instrument 43-101 to update the technical disclosure on the Mirador project by incorporating the additional drill results obtained in the summer of 2005 and other information obtained through further work on the property. A copy of MDA's report dated January 31, 2006 and entitled "Technical Report Update on the Copper, Gold and Silver Resource and Pit Optimizations - Mirador Project, Ecuador" is available on SEDAR at www.sedar.com.

                                  RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While the political climate is considered by the company to be stable, there can be no assurances that this will continue indefinitely. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and is pursuing local joint venture partners. The company does not presently maintain political risk insurance for its foreign exploration projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, none of the company's properties have proven or probable reserves and the proposed programs are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates included in this document are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources described in this document should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake. The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence On Key Personnel

The company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.


DIVIDENDS

The company has not paid any dividends on its common shares since its incorporation. The company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.


                               CAPITAL STRUCTURE

The company's authorized capital consists of 100,000,000 common shares without par value. Each holder of common shares is entitled to receive notice of and to attend any meetings of the shareholders of the company and is entitled to one vote in respect of each common share held at such time. Each holder of common shares is entitled to receive dividends, if any, as and when declared by our Board of Directors. Holders of common shares are entitled to participate equally in any distribution of our net assets upon liquidation, dissolution or winding-up. There are no pre-emptive, retraction, surrender, redemption, repurchase for cancellation or conversion rights attaching to the common shares.

                             MARKETS FOR SECURITIES

The company's common shares are listed and posted for trading on the Toronto Stock Exchange and on the Frankfurt, Munich and Berlin stock exchanges in Germany under the symbol CTQ. The WKN number is 871 464 and the ISIN number is CA22027E1025.

The Toronto Stock Exchange reported the following price ranges and volumes traded in respect of the company's shares in each month of the fiscal year ended December 31, 2005:


==============================================================================

Month                           High                Low             Volume

January 2005                    $2.88               $2.24          2,207,195

February 2005                   $2.90               $2.02          2,496,077

March 2005                      $3.05               $2.21          4,407,553

April 2005                      $2.85               $1.30          4,933,244

May 2005                        $2.20               $1.41          3,488,931

June 2005                       $2.35               $1.85            466,555

July 2005                       $2.50               $1.90            824,104

August 2005                     $2.80               $2.39          1,146,959

September 2005                  $3.93               $2.68          2,829,049

October 2005                    $4.18               $3.50          2,622,787

November 2005                   $4.50               $3.80          2,780,695

December 2005                   $4.58               $3.94          4,464,183
==============================================================================

                             DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held with the company and principal occupations of the directors and officers of the company, as of the date of this Annual Information Form, are as follows:

Listing of Directors and Officers


Name, Municipality of Residence                                          Principal Occupation
and Position with the company               Director Since             During Previous Five Years
-------------------------------             --------------             --------------------------

KENNETH R. SHANNON                          January 8, 1992        Chairman and Chief Executive Officer of the
Surrey, British Columbia                                           company; exploration and mining consultant
Chairman, Chief Executive Officer
and Director

THOMAS E. MILNER                            N/A                    President of the company since September 2005;
Williams Lake, British Columbia                                    Chief Operating Officer and Director of Taseko
President                                                          Mines Ltd.

DANIEL A. CARRIERE                          N/A                    Senior Vice-President of the company, January
Vancouver, British Columbia                                        2004 to present; President, Carriere Financial
Senior Vice-President                                              Services (private consulting company), 1990 to
                                                                   December 2003

RONALD SIMKUS                               N/A                    Senior Vice-President, Mining of the company,
Kamloops, British Columbia                                         February 2004 to present; President & CEO,
Senior Vice-President, Mining                                      Compania Minera Antamina, Lima, Peru, June 2001
                                                                   to July 2003, previously Vice-President,
                                                                   Operations, Compania Minera Antamina, May 2001 to
                                                                   June 2001; President and General Manager,
                                                                   Highland Valley Copper, Logan Lake, British
                                                                   Columbia, 1999 to 2001

DARRYL F. JONES                             N/A                    Corporate Secretary and Chief Financial Officer
Surrey, British Columbia                                           of the company, January 2004 to present;
Corporate Secretary and Chief Financial                            President, Excape, Inc. (private U.S. holding
Officer                                                            company), August 2002 to December 2004;
                                                                   Vice-President Finance & CFO, Excape, Inc., March
                                                                   1999 to July 2002

RICHARD P. CLARK(1)(2)(3)                   July 30, 1996          President, Red Back Mining Inc., June 2000 to
North Vancouver, British Columbia                                  present
Director

DAVID G. UNRUH((1))((3))                    January 4, 2006        Non-executive Vice Chair of both Westcoast Energy
West Vancouver, British Columbia                                   Inc. and Union Gas Limited, April 2003 to June
Director                                                           2005; Senior Vice President and General Counsel,
                                                                   Duke Energy Gas Transmission Corporation, March
                                                                   2002 to April 2003; Senior Vice President, Law
                                                                   and Corporate Secretary,  Westcoast Energy Inc.,
                                                                   1993 to March 2002



Name, Municipality of Residence                                    Principal Occupation
and Position with the company               Director Since         During Previous Five Years
-------------------------------             --------------         --------------------------


LEONARD HARRIS(1*)(2)(3)                    July 7, 1995           Mining industry consultant
Littleton, Colorado
Director

ANTHONY F. HOLLER (2*) (3*)                 September 10, 2003     Chief Executive Officer and Director of ID
Vancouver, British Columbia                                        Biomedical Corporation
Director

G. ROSS MCDONALD(1)((2))                    January 7, 2004        Chartered accountant, former Chief Financial
North Vancouver, British Columbia                                  Officer of the company
Director

(1) Members of the Audit Committee.
(2) Members of the Compensation Committee.
(3) Members of the Corporate Governance Committee.
*   Committee Chairman.


All of the above directors stand for election at each annual general meeting of the company. The present term of office of each of the directors will expire at the company's annual general meeting in May 2006.

Shareholdings of Directors and Officers

To the knowledge of the company, as of the date hereof, all directors and senior officers of the company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 6,771,641 common shares, or approximately 12.4% of the company's issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the company, no director or officer of the company or shareholder holding a sufficient number or securities of the company to affect materially the control of the company is, or within the 10 years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the company, no director or officer of the company or shareholder holding a sufficient number or securities of the company to affect materially the control of the company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities authority, or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the company, no director or officer of the company or shareholder holding a sufficient number or securities of the company to affect materially the control of the company, or a personal holding company of any such person, has, during the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to a bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

                           AUDIT COMMITTEE INFORMATION

Charter of the Audit Committee

The mandate of Corriente's audit committee is attached as Schedule A to this Annual Information Form.

Composition of the Audit Committee

The audit committee presently consists of Richard Clark, Leonard Harris and David Unruh.

The board of directors of FPGP has determined, in accordance with Multilateral Instrument 52-110 - Audit Committees of the Canadian Securities Administrators ("MI 52-110"), that each member of the audit committee is both financially literate and independent.

Relevant Education and Experience

The education and experience of each member of the audit committee that is relevant to the performance of his responsibilities as an audit committee member is described below:

Richard Clark       Mr. Clark is the President and Chief Executive Officer of
                    Red Back Mining Inc., the shares of which are listed on the Toronto Stock Exchange. He earned a Bachelor of Arts degree and a Bachelor of Laws degree from the University of British
                    Columbia and practiced mining and securities law in Vancouver from 1987 to 1993 before leaving the practice of law to become actively involved in the management of mineral exploration and development companies.

Leonard Harris      Mr. Harris is a consultant to the mining industry. He
                    received his Diploma in Metallurgy from Mount Morgan
                    Technical College in 1949, and has over 45 years of industry operating experience, a significant part of which has been in South America. Mr. Harris spent 16 years with Cerro de
                    Pasco Corporation before joining the Newmont Mining
                    Corporation, where he served as President and General
                    Manager of Newmont Peru Limited, Vice-President and General
                    Manager of Newmont Latin America, and General Manager of the highly successful Minera Yanacocha gold mine in Peru. Mr.
                    Harris retired from the Newmont organization in 1995 and began his current consulting career, which included a period with Behre Dolbear & Co.

David Unruh         Mr. Unruh attained his B.A. in 1966 and his LLB in 1970 from the University of Manitoba. In 1979, he was awarded an honorary Certified General Accountant degree. Mr. Unruh joined Westcoast Energy Inc. as Senior Vice President, Law and Corporate Secretary in 1993 and continued in that role until March 14, 2002. From March 15, 2002 until his retirement on April 1, 2003, he was Senior Vice President and General Counsel for Duke Energy Gas Transmission's North
                    American operations following which from April 1, 2003 to June 30, 2005 he became a non-executive Vice Chair of both
                    Westcoast Energy Inc. and Union Gas Limited. David Unruh is a Director of Westcoast Energy Inc. and Union Gas Limited, both Duke Energy companies. Mr. Unruh is also a director of Export Development Canada, Ontario Power Generation Inc.,
                    Pacific Northern Gas Ltd., RAV Project Management Ltd., The
                    Wawanesa Mutual Insurance Company, The Wawanesa Life
                    Insurance Company and The Wawanesa General Insurance
                    Company.

Pre-Approval Policies and Procedures

The audit committee must pre-approve all non-audit services to be provided to Corriente by its external auditors. The audit committee may delegate that authority to any member of the committee, provided that a report on any such pre-approval is made to the committee at its next scheduled meeting.

External Auditor Service Fees

The following table sets forth, by category, the fees billed by PricewaterhouseCoopers LLP, Corriente's auditors, for the years ended December 31, 2005 and 2004:

Fee Category                                           Fees Paid
                                               2005                    2004
                                               ----                    ----
Audit fees (1)                             $ 38,994                $ 32,089
Audit-related fees ((2))                     89,788                       -
Tax fees ((3))                                    -                       -
All other fees ((4))                            980                       -
                              ----------------------------------------------
Total                                     $ 129,762                $ 32,089
                              ==============================================

(1) The aggregate fees billed by Pricewaterhouse Coopers LLP, the Registrant's Independent Registered Chartered Accountant, for the fiscal years ended December 31, 2004 and 2005 for professional services rendered by Pricewaterhouse Coopers LLP for the audit of the Registrant's annual financial statements or services that are normally provided by Pricewaterhouse Coopers LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$32,089 and Cdn$38,994, respectively.
(2) The aggregate fees billed by Pricewaterhouse Coopers LLP for the fiscal years ended December 31, 2004 and 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$Nil and Cdn$89,788, respectively. Professional services provided in 2005 included review services and issue of comfort letters relating to the short-form prospectus, meeting and discussion regarding US registration and review of interim financial statements for both the short-form prospectus and US registration.
(3) The aggregate fees billed by Pricewaterhouse Coopers
LLP for the fiscal years ended December 31, 2004 and 2005 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$Nil and Cdn$Nil, respectively. No tax services were provided during 2004 and 2005.
(4) The aggregate fees billed by Pricewaterhouse Coopers
LLP for the fiscal years ended December 31, 2004 and 2005 for products and services provided by Pricewaterhouse Coopers LLP, other than the services reported in the preceding three paragraphs, were Cdn$Nil and Cdn$980, respectively. Other products and services provided included discussion on various corporate matters.


                          TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.


                               MATERIAL CONTRACTS

There are no contracts that may be considered material to the company, other than contracts entered into in the ordinary course of business, that have been entered into by the company in the past fiscal year or that have been entered into by the company in a previous fiscal year and are still in effect.


                              INTERESTS OF EXPERTS

The company's consolidated financial statements for the fiscal year ended December 31, 2005 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia.


                             ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the company's securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, if applicable, is contained in the company's information circular in connection with the company's upcoming annual general meeting to be held May 25, 2006, a copy of which will be filed on SEDAR at www.sedar.com in April 2006.

Additional financial information is available in the company's audited financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2005, a copy of which has been filed on SEDAR at www.sedar.com. For copies of documents, please contact the company at 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone
(604) 687-0449, fax (604) 687-0827.

                                   SCHEDULE A

                             AUDIT COMMITTEE MANDATE

The Board has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting, financial reporting, internal controls, disclosure controls, and legal and regulatory compliance.

1.       Membership

1.1 The Committee will have a minimum of three members, including the Chair of the Committee. The Board will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

1.2 The Board will appoint the Chair of the Committee from the Committee's members by a majority vote. The Chair of the Committee will hold such position at the pleasure of the Board.

1.3 Each member of the Committee will be a director of the Company who has been determined by the Board:

         (a) to be independent of management and of any direct or indirect material business or other relationship with the Company that could interfere with his or her exercise of independent judgment or his or her ability to act in the best interests of the Company; and

         (b) to satisfy all the tests for independence (or available exemptions) under applicable laws and rules binding on the Company from time to time, including the applicable rules of any stock exchange on which the Company's shares are listed.

1.4 All members of the Committee will be financially literate, meaning that each of them will have the ability to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that could reasonably be expected to be raised by the Company's financial statements.

1.5 Notwithstanding section 1.4, a director who is not financially literate may be appointed to the Committee provided that he or she becomes financially literate within a reasonable period of time following his or her appointment.

1.6 At least one member of the Committee shall be an "audit committee financial expert" within the meaning of applicable rules of the Securities and Exchange Commission.

2.       Meeting

2.1 The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.

2.2 All directors of the Company, including management directors, may attend meetings of the Committee, provided that no director may vote at such meetings or be counted as part of the quorum if he or she is not a member of the Committee.

2.3 Notwithstanding section 2.2, the Committee will, as part of each regularly scheduled meeting or as deemed appropriate by the Committee, hold an in-camera session with the external auditors without management or management directors present. The Committee may hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4 The Corporate Secretary or his or her nominee will act as Secretary to the Committee, and will keep minutes of all meetings of the Committee, including all resolutions passed by the Committee.

2.5 The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee's meetings.

2.6 The Chair of the Committee will ensure that the external auditors of the Company receive notice of every meeting of the Committee. The external auditors may request that a meeting of the Committee be called by notifying the Chair of the Committee of such request.

2.7 The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum, once established, is maintained even if members of the Committee leave the meeting prior to its conclusion.

3.       Duties

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

Financial Reporting

3.1 Prior to public disclosure, the Committee will review and recommend to the Board for approval:

         (a) the annual audited consolidated financial statements of the Company and accompanying management's discussion and analysis;

         (b) the interim unaudited consolidated financial statements of the Company and accompanying management's discussion and analysis;

         (c)      earnings press releases and earnings guidance, if any;

         (d) the Company's Annual Information Form and Annual Report on Form 20-F or 40-F;

         (e)      any management circular issued by the Company; and

         (f)      any prospectus or registration statement filed by the Company.

3.2      In its review of the financial statements, the Committee will focus on:

         (a) the quality and appropriateness of accounting and reporting practices and principles and any changes thereto;

         (b) major estimates or judgments, including alternative treatments of financial information discussed by management and the external auditors, the results of such discussions and the treatments preferred by the external auditors;

         (c)      material financial risks;

         (d)      material transactions;

         (e)      material adjustments;

         (f)      material compliance with loan agreements;

         (g)      material off-balance sheet transactions and structures;

         (h)      related-party transactions;

         (i)      compliance with accounting standards;

         (j)      compliance with legal and regulatory requirements; and

         (k)      disagreements with management.

3.3 The Committee will satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in section 0, and will periodically assess the adequacy of those procedures.

External Auditors

3.4 The external auditors will report directly to the Committee. The Committee will:

         (a) select the external auditors to be recommended to shareholders for approval, for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company and approve all audit engagement fees and terms, taking care to ensure that in the opinion of the Committee, the audit fees charged by the external auditors with respect to the audit are appropriate in relation to the work required to support an audit opinion, without regard to fees that are paid or payable or might be paid to the external auditors for other services;

         (b) oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed. The Committee will discuss with the external auditors and management the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

         (c) meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

         (d) pre-approve all audit, audit-related and permitted non-audit services to be provided to the Company or any of its subsidiaries by the external auditors, in accordance with applicable securities laws;

         (e) annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, terminate the external auditors or cause the rotation of the audit partner in charge of the engagement;

         (f) at least annually, obtain and review a report by the external auditors describing the audit firm's internal quality-control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues, and all relationships between the external auditors and the Company;

         (g) annually assess and confirm the independence of the external auditors and require the external auditors to deliver a report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may affect the objectivity or independence of the external auditors;

         (h) actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking appropriate action for overseeing the independence of the external auditor;

         (i) review post-audit management letters containing recommendations of the external auditors, and management's response to such letters;

         (j)      review reports of the external auditors; and

         (k) pre-approve the hiring of employees and former employees of current and former auditors.

Notwithstanding section 3.4(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided that a report on any such pre-approval is made to the Committee at the Committee's first scheduled meeting following the pre-approval.

Whistleblower, Ethics and Internal Controls Complaint Procedures

3.5 The Committee will ensure that the Company has in place adequate procedures for:

         (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

         (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Accounting and Financial Management

3.6      The Committee will review:

         (a) with management and the external auditors, the Company's significant accounting policies and practices, including any changes from preceding years and any proposed changes for future years;

         (b) with management and the external auditors, emerging accounting issues and their potential impact on the Company's financial reporting;

         (c) significant judgments, assumptions and estimates made by management in preparing financial statements;

         (d) the evaluation by management of the adequacy and effectiveness of the Company's disclosure controls and internal controls for financial reporting;

         (e) the evaluation by the external auditors of management's internal control systems, management's responses to any identified deficiencies or weaknesses, and any special audit steps adopted in light of material deficiencies or weaknesses;

         (f) all alternative treatments of financial information discussed by the external auditors and management, the results of such discussions, and the treatments preferred by the external auditors;

         (g) the effect of off-balance sheet transactions or structures on the financial statements;

         (h) any errors or omissions in, and any required restatement of, the financial statements for preceding years;

         (i)      all significant tax issues;

         (j) all material contingent liabilities and related-party transactions;

         (k) management's approach to safeguarding corporate assets and information systems, the adequacy of staffing of key financial functions, and plans for improvements; and

         (l) internal interim and post-implementation reviews of major capital projects.

Legal/Regulatory Matters and Ethics

3.7      The Committee will review:

         (a) with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

         (b) annually, management's relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

         (c) annually, the ethics policy, management's approach to business ethics and corporate conduct and the program used by management to monitor compliance with the policy; and

         (d) review and approve all related party transactions with any director, executive officer, holder of 5% or more of the Company's voting securities or any family member of the foregoing persons.

Risk Management

3.8      The Committee will:

         (a) consider management reports on the insurance coverage of the Company;

         (b) consider management reports on financial risk management, including derivative exposure and policies;

         (c) review other risk management matters as from time to time the Committee may consider suitable or the Board may specifically direct.

Other

3.9      The Committee will review:

         (a)      the expenses of the Chief Executive Officer;

         (b) the proposed disclosure concerning the Committee to be included in the Company's Annual Information Form or any management information circular;

         (c)      the disclosure policy of the Company; and

         (d) at least once annually, the adequacy of these Terms of Reference and the Committee's performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

3.10 The Committee will also have such other duties and responsibilities as are delegated to it from time to time by the Board.

4.       Matters For Which The Committee Is Not Responsible

The Committee is not responsible for those matters which are the responsibility of management or the external auditors including, without limitation:

         (a)      planning and conducting the external audit;

         (b) ensuring that the financial statements of the Company have been prepared in accordance with generally accepted accounting principles;

         (c) ensuring that the financial statements of the Company and the other financial information of the Company contained in regulatory filings and other public disclosure of the Company fairly present in all material respects the financial condition, results of operations and cash flows of the Company;

         (d) ensuring the adequacy of the internal control over financial reporting structure and the financial risk management systems of the Company; and

         (e)      ensuring compliance with applicable laws and regulations.

5.       Authority

The Committee, in fulfilling its mandate, will have the authority to:

         (a) engage and set compensation for independent counsel and other advisers;

         (b) communicate directly with the Chief Financial Officer, the external auditors, and the Company's counsel;

         (c) delegate tasks to Committee members or subcommittees of the Committee; and

         (d) obtain from the Company appropriate funding as determined by the Committee to carry out its duties, including: for the payment of compensation of the Company's external auditors for the purpose of issuing an audit report or performing other audit services; compensation of counsel and other advisors; and other administrative expenses of the Committee.

This mandate supersedes and replaces all prior terms of reference pertaining to the Committee and was adopted by a resolution of the Board effective November 9, 2005.

                /s/ Darryl F. Jones
                --------------------
                Darryl F. Jones
                Corporate Secretary

                                                                  DOCUMENT NO. 2

                       MANAGEMENT'S DISCUSSION & ANALYSIS
             (Expressed in Canadian dollars unless otherwise noted)

                                                                  March 24, 2006

Management's Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of the company and the notes thereto for the fiscal year ended December 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente Resources Inc. should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's Management is accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2006 Annual General Meeting and which is available for review at www.sedar.com. The disclosure statement has been prepared by the company's Corporate Governance Committee and approved by the Board of Directors.

DISCLOSURE CONTROLS

Corriente has daily, weekly, monthly and annual processes that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President, and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure Controls and Procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to us by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

     o identification of all continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

     o identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

     o establishment of timetables for the preparation and adequate review of reportable information.

     o procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from all experts whose reports are included or referred to in any disclosure.

     o procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

     o procedures for the identification and reporting to the Audit Committee of the Board of Directors of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.

     o ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

     o    ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they are more likely to be aware (than not) of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

As new Canadian accounting standards are released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of the external auditor. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

Through implementation of the above, senior management believes that the company's disclosure controls are sufficient while being practical for a company of its size.

General

Corriente is a Canadian-based junior resource exploration company engaged in the exploration and development of copper-gold resource properties located primarily in the Corriente Copper Belt in Ecuador. Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in certain of BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million for each option exercised to BHP Billiton.

As a result, Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

Mirador Project

Feasibility Study
On April 14, 2005, the company announced the completion of its feasibility study at the Mirador project which confirmed the economics of a 25,000 tonne/day open pit milling operation. The prime consultant for the study is AMEC Americas Limited, who completed the resource estimation, the metallurgical studies and the mine model. The tailings facility was designed by Knight Piesold Ltd. and Merit Consultants International Inc. prepared the final capital cost. The Indicated Mineral Resources internal to the pit were estimated to be 111 Million tonnes at an average grade of 0.67% copper and 0.22 g/t gold (with an average cut-off of 0.4% Cu). The feasibility study highlights were:

    o The project was forecast to annually produce approximately 128 Million pounds of copper, 32,000 ounces of gold and 395,000 ounces of silver during the first five years of production
    o    The mine model indicated a 12 year mine life
    o At a long term copper price of US$1.00/lb, the study indicated a Pre-Tax Internal Rate of Return for the project of 15.5% and a Net Present Value of US$78 Million at an 8% discount rate
    o    The capital cost for the project was estimated to be US$204 Million

The initial 25,000 tonnes/day development phase for the Mirador project is able to support the infrastructure requirements of a large copper operation and includes allowances for expansion in the future. For example, the tailings site has up to three times the required storage capacity, meaning the operation can expand significantly in size without needing to locate new tailings facilities. The feasibility study was made available in final report form on May 13, 2005 and is posted on www.sedar.com, as well as www.corriente.com.

Assumptions for the financial conclusions of the feasibility study included: pricing of US$1.00/lb for copper, US$400/oz for gold, US$6.50/oz for silver, and a discount rate of 8%. The estimated Indicated Mineral Resources included in the mine plan total approximately 111 Million tonnes grading 0.67% Cu and
0.22 g/t Au (with an average cut-off of 0.4% Cu). Approximately 91 Million tonnes of waste rock will be removed over the mine life, resulting in an average strip ratio of about 0.8:1. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9.125 Million tonnes/a). All facilities were designed for this throughput and operate on a continuous basis, 24 hours/day, 365 days/annum, subject to maintenance downtime. Average production was estimated to be about 174,000 t/annum of copper concentrate over the mine life of 12 plus years.

Optimization Study

In November 2005, Corriente announced the results of an ongoing optimization study completed by Mine Development Associates (MDA) of Reno, Nevada for the starter project at the Mirador copper-gold deposit in Ecuador. This study built on the 25,000 tonnes per day base case feasibility study which was released in April 2005. The main change in the new work was the incorporation of the results of 52 new drill holes which were completed during the summer of 2005 and led to the calculation of a new resource model. The optimization work was based on a Lerchs-Grossmann pit optimization completed by MDA and included a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 g/t gold and 1.6 g/t silver (with an average cut-off grade of 0.37% Cu). For the purposes of the optimization study, all of the elements of the feasibility study completed in April 2005 were retained (except for reduced pre-stripping associated with the new pit optimizations). Approximately 491 Million tonnes (Mt) of waste rock will be removed over the mine life, resulting in an average strip ratio of about 1.4:1. The initial starter pit will have a 0.53:1 strip ratio containing 101.5 Mt of ore at 0.67% Cu, 0.21 g/t gold and
1.8 g/t silver. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9,125 Mt/a).

Optimization Study Highlights

    o The project is forecast to annually produce approximately 131 Million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver, during the first five years of production.
    o The mine model indicates a 38 year mine life at a throughput of 25,000 tonnes per day.
    o At a long-term copper price of US$1.10/lb, the study indicates a Pre-Tax Internal Rate of Return (IRR) for the project of 22.6% and a Net Present Value (NPV) of US$224 Million at an 8% discount rate. The Investment Contract with the Government of Ecuador will determine the final tax regime for the project, so after-tax numbers are not being presented here.
    o The capital cost for the project was revised to total approximately US$195 Million (reflecting reduced pre-strip with the new mine plan).

With the results of the optimization study showing a robust project, Corriente intends to move forward with development of the 25,000 tonnes per day starter project at Mirador in the second half of 2006.

This optimization work demonstrated improved economics of the company's starter project which is planned as the platform for later expansions at Mirador and development of Corriente's Panantza-San Carlos and other copper projects in the Corriente Copper Belt district.

Tabulation of the revised project resources at Mirador using a cut-off of 0.40%Cu is set out in the table below. This work was carried out by Mine Development Associates (Reno, NV) under the direction of Steve Ristorcelli, P.Geo., C.P.G., an independent Qualified Person as defined by NI 43-101. The resource estimate is based on 142 drill holes totaling 36,284 metres of core.

                                    Revised Mirador Resources
  ---------------------------------------------------------------------------------------------------------
                                        Cu Cut-off Grade of 0.40%
  ---------------------------------------------------------------------------------------------------------
      Class        Tonnes          Cu         Cu (%)       Au (oz)     Au (g/t)      Ag (oz)       Ag (g/t)
                   (000's)     lbs (000's)
  ---------------------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------------------
  Measured          52,610        753,000      0.65          360,000     0.21         2,770,000        1.6
  ---------------------------------------------------------------------------------------------------------
  Indicated        385,060      5,134,000      0.60        2,380,000     0.19        18,760,000        1.5
  ---------------------------------------------------------------------------------------------------------
  Inferred         235,400      2,708,000      0.52        1,250,000     0.17         9,900,000        1.3
  ---------------------------------------------------------------------------------------------------------

  ---------------------------------------------------------------------------------------------------------
                         Previous Resources from September 2004 Disclosure
  ---------------------------------------------------------------------------------------------------------
  Indicated        310,000                     0.65                      0.20
  ---------------------------------------------------------------------------------------------------------
  Inferred         315,000                     0.56                      0.17
  ---------------------------------------------------------------------------------------------------------

Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling that can be reasonably assumed, but not verified.



Selection of financing options for the project is planned during the first half of 2006 and issuance of the Mining Permit is targeted for the second quarter following approval of the Environmental Impact Assessment ("EIA"), which was filed with the Ministry of Energy and Mines for Ecuador ("the Ministry") in December 2005.

Environmental Impact Assessment
-------------------------------

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the Ministry to help ensure that the report met all required government guidelines and regulations. The Mirador EIA is expected to be one of the most comprehensive documents on social and environmental issues ever submitted to the Mines Ministry in Ecuador. The submission followed an extensive consultation process with the local communities that was carried out in late November and early December 2005. Approval of the EIA is expected in the first half of 2006.

Personnel
Corriente continues to build its mine development and management team with the September 2005 appointment of Tom Milner as President of Corriente.

Mr. Milner will be responsible for the execution of the Mirador Development Plan utilizing his background experience as a mine developer and operator. Most recently, Mr. Milner was Chief Operating Officer for Taseko Mines Ltd., with responsibility for the successful 2004 restart of the open pit copper-molybdenum Gibraltar Mine located in south central B.C. The Gibraltar Mine mills 35,000 tonnes of ore per day with an overall mining rate of 115,000 tonnes per day. In addition to extensive operations experience at Gibraltar, Mr. Milner was President of Brinco Coal Corporation, with responsibility for developing the Quinsam Coal Mine on Vancouver Island from the feasibility study stage through environmental approvals, permitting, construction and operations.

Mr. Ken Shannon will continue on as the company's Chairman and Chief Executive Officer while Mr. Ron Simkus will assist Mr. Milner in the overall development of the Mirador project.

Other
In June 2004, J. David Lowell exercised his option to obtain the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt (including Mirador, Panantza and San Carlos). The Warintza resource includes four concessions totalling 20,000 hectares. As a result of this transaction, the company has complete ownership of its Corriente Copper Belt resource properties, comprised of concessions covering 50,000 hectares within the Corriente Copper Belt, subject only to a 2% Net Smelter Royalty obligation to BHP Billiton.

In March 2004, the company entered into an agreement with Hidrelgen, S.A., an associated company of Caminosca Caminos y Canales C. Limitada, to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or "SPP"), to supply power to Corriente's planned Mirador copper mine. Market conditions for bank financing of power projects did not allow the company to meet the deadline for financing of the Sabanilla project, with the result that the agreement lapsed in 2005. Accordingly, deferred power project costs of $2,739,111 associated with the Sabanilla project have been written off by the company at December 31, 2005. In March 2006, the company announced that it has entered into a letter of intent with Hidroabanico S.A. to supply the power needs of the Mirador project.

In December 2005, the company and BHP Billiton agreed to terminate the Global Strategic Alliance Agreement. No commitments remain for either party.

The company's executive office is located in Vancouver, Canada while its Ecuador operations are run from its subsidiary office located in Quito, Ecuador. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and pre-construction consulting, design and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

--------------------------------------------------
Financial Data for Last Three Fiscal Years
--------------------------------------------------
-------------------------------------------------------------------------------------------
Fiscal year ended                                    Dec 31-05     Dec 31-04     Dec 31-03
-------------------------------------------------------------------------------------------
Total revenues (000's)                                     $ 0           $ 0          $ 0
-------------------------------------------------------------------------------------------
Loss before extraordinary items (000's)                $ 3,344         $ 714        $ 682
-------------------------------------------------------------------------------------------
Net loss (000's)                                       $ 3,344         $ 714        $ 682
-------------------------------------------------------------------------------------------
Basic and diluted loss per share                        $ 0.07        $ 0.02       $ 0.02
-------------------------------------------------------------------------------------------
Cash and cash equivalents (000's)                     $ 32,441      $ 12,603     $ 18,688
-------------------------------------------------------------------------------------------
Total assets (000's)                                  $ 67,100      $ 40,502     $ 35,948
-------------------------------------------------------------------------------------------
Total long-term financial liabilities (000's)              $ 0           $ 0          $ 0
-------------------------------------------------------------------------------------------
Total shareholders' equity (000's)                    $ 66,124      $ 39,755     $ 35,527
-------------------------------------------------------------------------------------------
Cash dividends declared per share                       $ 0.00        $ 0.00       $ 0.00
-------------------------------------------------------------------------------------------

The company's operations during the year ended December 31, 2005 produced a net loss of $3,344,139 or $0.07 per share compared to a net loss of $714,062 or $0.02 per share for 2004 and $682,092 or $0.02 per share for 2003. As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The increase in net loss from 2004 was primarily due to the write-down of the company's deferred power project, and offset somewhat by the receipt and sales of marketable securities received on assets previously written off.

Deferred mineral property development expenditures made on the company's target projects within the Corriente Copper Belt totalled $8,845,049 for 2005 versus $8,627,262 during 2004 and $1,511,358 for 2003, reflecting the company's significant activities in furthering development of the Mirador starter mine. These activities included costs incurred towards completion of the Mirador feasibility and optimization study reports, as well as the continuing development of the Mirador project infrastructure. Drilling of 52 holes for 2005 (2004 - 44 holes, 2003 - 7) has been done in order to achieve 2 goals. The first goal was to drill holes around the low-grade margin of the proposed open pit to test the geotechnical characteristics of the pit margins using oriented drill core. This drilling has provided a good data base of new structural information which will be used as part of an effort to redesign pit shells with steeper slopes. This means more mineable material in the pit and less waste tonnes, which ultimately leads to a lower mining cost. The second goal of this drill program was to provide in-fill assays so that resources that had been classified as inferred in the starter project block model could be upgraded to indicated status and be included in the economic analysis of the project. As in recent years, all exploration drilling in 2005 was contained to the company's Corriente Copper Belt resource properties.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $1,034,449 in 2005 (2004 - $1,704,602 and 2003 - $Nil). At the end of 2005, the
company wrote the costs of Sabanilla down to $Nil.

Administration expenses increased for 2005 to $2,639,979 from $1,778,010 in 2004 and $1,727,649 in 2003. The increase in 2005 is primarily due to an increase in stock-based compensation to $1,224,274 (2004 - $709,424, 2003 - $762,558), management fees, wages and benefits to $586,911 (2004 - $436,972,
2003 - $395,637), investor relations and promotion to $255,780 (2004 - $189,486, 2003 - $209,791), legal and accounting to $149,214 (2004 - $82,459,
2003 - $91,625), travel to $91,378 (2004 - $74,053, 2003 - $58,321), insurance to $67,640 (2003 - $53,178, 2002 - $43,889) and regulatory fees to $56,071
(2003 - $26,735, 2002 - $45,758). The higher administrative costs reflected the granting of options to employees and directors, the addition of seasoned mining resource development management, the pursuit of financing, higher legal and accounting costs due to the company's recent application to be listed on the American Stock Exchange, increased corporate travel, higher insurance costs, and increased sustaining fees based on the company's higher market capitalization.

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $48,599 (2004 - $124,194, 2003 - $263,088), $60,500 (2004 - $Nil, 2003 - $127,067) and $Nil (2004 - $66,667,
2003 - $36,000), respectively, for the year ended December 31, 2005 in respect of administrative and technical services provided by companies affiliated with employed officers. At December 31, 2005, $15,000 (2004 - $1,538, 2003 - $Nil)
was due to companies affiliated with employed officers.

Stock-compensation expenses were $1,224,274 for 2005 versus $709,424 for 2004 and $762,558 for 2003, reflecting the fair value of stock options granted during 2005 as calculated using the Black-Scholes Option Pricing Model.

In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. These assets were written off in previous years. The following summarizes the amounts due to the company from the purchaser according to the original agreement:

     o    US $25,000 on the Closing Date (received in 2002);
     o US $25,000 cash and 100,000 shares of the purchaser one year from the date of the Agreement (received in 2003);
     o 100,000 shares of the purchaser two years from the date of the agreement (received in 2004);
     o 100,000 shares of the purchaser three years from the date of the agreement (received in 2005);
     o    US $100,000 four years from the date of the agreement;
     o    US $1,000,000 five years from the date of the agreement;
     o US $1,000,000 upon the Taca-Taca property achieving commercial production.

On March 22, 2005 the company and the purchaser executed an amending agreement whereby the payments due in years four and five of the agreement were changed to one final tranche of 100,000 shares of the purchaser on the amending date. US $1,000,000 remains due from the purchaser upon the Taca-Taca property achieving commercial production. As collectibility of this amount remains uncertain, this amount will be recorded when received. The company realized a total gain of $1,882,000 based on the market value of the 200,000 shares of the purchaser received in 2005. These shares were subject to a hold period which expired in July 2005. During the hold period, the purchaser underwent a reorganization in April 2005, at which time the company received an equivalent 200,000 shares of each of the four post-reorganization companies. With the exception of 200,000 shares in one of the post-reorganization companies which remains non-public and without market value, all of the shares were sold by the company before the end of 2005.

The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company has received full consideration, totalling $570,841 (including $88,320 received in 2005) from the purchaser.

Due to the company's lower average cash balance on hand during 2005, interest income decreased to $209,422 from $382,237 and $136,738 for 2004 and 2003, respectively.

-----------------------------
Financial Data for Last
Eight Quarters
-----------------------------
----------------------------------------------------------------------------------------------------------------
Three months ended             Dec-05     Sep-05     Jun-05     Mar-05    Dec-04    Sep-04    Jun-04     Mar-04
----------------------------------------------------------------------------------------------------------------
Total revenues (000's)          $     0   $     0    $    0   $      0    $    0     $   0       $  0      $  0
----------------------------------------------------------------------------------------------------------------
(Earnings) loss before          $ 3,272   $ 1,404    $  378   $ (1,710)   $ (429)    $  425      $ 343     $ 369
extraordinary items (000's)
----------------------------------------------------------------------------------------------------------------
Net (earnings) loss (000's)     $ 3,272   $ 1,404    $  378   $ (1,710)   $ (429)    $  425      $ 343     $ 369
----------------------------------------------------------------------------------------------------------------
(Earnings) loss per share       $  0.07   $  0.03    $ 0.01   $  (0.04)   $(0.01)    $ 0.01      $0.01     $0.01
----------------------------------------------------------------------------------------------------------------

As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. The significant net income generated in the Mar-05 and Dec-04 quarters was due to the proceeds received in 2005 and 2004 from the sale of the company's Argentinian and Bolivian assets, which had been written off in prior years. Excluding such proceeds, the company's net losses for the last 8 quarters generally reflect the impact and timing of the recording of stock-compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options granted within the period, offset by interest income earned from cash on hand.

Critical Accounting Policies

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements which can be found at www.sedar.com. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results:

         Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures, including interest on any required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value and the property is written down to the estimated fair value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned, become impaired or the claims allowed to lapse.

         Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in
Note 6 c) of the company's consolidated financial statements for the year ended December 31, 2005.

Liquidity and Capital Resources

Working capital as at December 31, 2005 was $31,652,192, compared to $12,563,393 at December 31, 2004 and $18,866,608 at December 31, 2003. The
increase for 2005 is primarily due to the completion of a brokered private placement on December 29, 2005 that raised net proceeds of $27,853,364. The main uses of cash during 2005 were expenditures associated with the development of the planned Mirador mine of $8,845,449 (2004 - $8,627,262 and 2003 -
$1,511,358) and the Sabanilla Power Project of $1,034,449 (2004 - $1,704,662
and 2003 - $Nil). Proceeds from the sale of the company's marketable securities received on assets previously written off also contributed positively to the company's working capital.

As at December 31, 2005, the company had 53,751,393 (fully diluted - 56,606,393) common shares issued and outstanding versus 45,421,393 (fully diluted - 49,055,141) and 41,606,295 (fully diluted - 48,540,141) for 2004 and
2003, respectively. There was one brokered public offering in 2005 of 7,605,000 common shares that raised $30,039,750 before issue costs of $2,186,386. Other share issuances reflect the exercise of 475,000 stock options that raised $435,250 and an exercise of 250,000 share purchase warrants that raised $200,000. In 2004, there were no private placements, but 3,500,098 share purchase warrants and 315,000 stock options were exercised, raising $3,928,512 and $304,350, respectively. In 2003, the company raised a total of $18,803,133 through the issue of new shares and the exercise of vested options and warrants, as follows: In February 2003, the company completed a non-brokered private placement of 1,000,000 units, which raised gross proceeds of $1,000,000 equity capital ($993,750 net of issue costs); in October 2003, the company closed a further non-brokered private placement of 2,000,000 common shares for proceeds of $3.9 million; in November 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for gross proceeds of $11.875 million before issue costs of $809,381; and during 2003, the company received cash proceeds of $2,380,513 and $463,250 pursuant to the exercises of share purchase warrants and stock options, respectively.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to meet the company's administrative overhead for the next several years, substantial capital is required to complete the company's mine. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term but recognizes the risks attached thereto. The company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partner and supplier financing where appropriate.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While Management believes that the current political climate in Ecuador is stable, there can be no certainty that this will continue going forward. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and is pursuing local partners. The company does not presently maintain political risk insurance for its foreign exploration projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, only the company's Mirador project property has proven or probable reserves while any planned exploration programs for the company's other properties are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates included herein are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources described herein should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador, Canada and the World Bank.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence On Key Personnel

The company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Outlook

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt in Ecuador. This includes three copper and copper-gold porphyry deposits, called Mirador, Panantza and San Carlos. Measured and indicated copper resources at a 0.40% cutoff at Mirador is 438 million tonnes at 0.61%Cu and 0.19g/t Au, while inferred resources at Panantza, San Carlos and Mirador (excluding Mirador Norte) at a 0.40% cutoff are 395 million tonnes at 0.67% Cu and 0.08 g/t Au, 657 million tonnes at 0.61% Cu, and 235 million tonnes at 0.52% Cu and 0.17 g/t Au, respectively.

The company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property. This starter mine is expected to serve as the base for the phased development of the entire Corriente Copper Belt in southern Ecuador, with financing for this project coming from a combination of equity, bank and joint-venture partner and supplier financing sources.

The Environmental Impact Assessment has been submitted to the government of Ecuador and approval of this application is the next major step in moving Mirador forward. This approval is targeted for the second quarter 2006. The beginning of the third quarter is planned for completion of a feasibility study which will provide an assessment of the economic value created by expanding the production of Mirador from 25,000 tpd to 50,000 tpd in the sixth year after start-up. Following completion of the expansion feasibility study, a construction decision wil be made for Mirador.

A total of 15 to 20 thousand metres of drilling is also planned for 2006 with a particular goal of identifying high grade copper targets which would make a significant contribution to early mine development in the Corriente Copper Belt.

                                                                  DOCUMENT NO. 3

Corriente Resources Inc.

(A Development Stage Enterprise)

Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003
(expressed in Canadian dollars)

MANAGEMENT'S REPONSIBILITY FOR FINANCIAL REPORTING


                                                                  March 24, 2006


The consolidated financial statements of Corriente Resources Inc. have been prepared by management and approved by the Board of Directors. Management of Corriente Resources Inc. is responsible for the preparation, objectivity and integrity of the information contained in these financial statements and other sections of this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-management directors. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

PricewaterhouseCoopers LLP, the company's auditors, have examined these consolidated statements and their report follows.





"Kenneth R. Shannon"                   "Darryl F. Jones"
Kenneth R. Shannon                     Darryl F. Jones
Chief Executive Officer                Chief Financial Officer

AUDITORS' REPORT



To the Shareholders of Corriente Resources Inc.


We have audited the consolidated balance sheets of Corriente Resources Inc. as at December 31, 2005 and 2004 and the consolidated statements of changes in shareholders' equity, loss and deficit and cash flows for each year in the three year period ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations, changes in shareholders' equity and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.



"PricewaterhouseCoopers LLP"

Chartered Accountants
March 3, 2006
Vancouver, BC

Corriente Resources Inc.
(a development stage enterprise)

Consolidated Balance Sheets
As at December 31, 2005 and 2004
--------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                                 2005                   2004
 -------------------------------------------------------------------------------------------------------------
 Assets

 Current assets
 Cash and cash equivalents                                          $      32,440,690      $      12,602,827
 Marketable securities (note11)                                                     -                554,000
 Accounts receivable and prepaids                                             187,746                153,133
 -------------------------------------------------------------------------------------------------------------

                                                                           32,628,436             13,309,960

 Mineral properties (note 3)                                               34,205,955             25,220,211

 Property, plant and equipment (note 4)                                       265,617                266,749

 Deferred power project costs (note 5)                                              -              1,704,662
 -------------------------------------------------------------------------------------------------------------

 TOTAL ASSETS                                                       $      67,100,008      $      40,501,582
 =============================================================================================================

 Liabilities

 Current liabilities
 Accounts payable and accrued liabilities (note 7)                  $         976,244      $         746,567
 -------------------------------------------------------------------------------------------------------------


 Shareholders' Equity

 Share capital (note 6 (b))                                               112,367,655             83,525,397

 Options (note 6 (c))                                                       2,622,248              1,655,163

 Share purchase warrants (note 6 (d))                                               -                 96,455

 Contributed surplus                                                          930,660                930,660

 Deficit accumulated during the exploration stage                         (49,796,799)           (46,452,660)
 -------------------------------------------------------------------------------------------------------------

                                                                           66,123,764             39,755,015
 -------------------------------------------------------------------------------------------------------------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $      67,100,008      $      40,501,582
 =============================================================================================================


Subsequent event - note 6 (c)



Approved by the Board of Directors


___________________________ Director        ___________________________ Director



              The accompanying notes are an integral part of these
                       consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)

Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2005, 2004 and 2003
----------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)


                                           Common Shares        Estimated Fair Value
                                     -----------------------   ----------------------
                                                                                                           Deficit
                                                                                                       accumulated
                                                                                Share                   during the         Total
                                                       Share                 Purchase  Contributed     exploration  Shareholders'
                                         Number      Capital     Options     Warrants      Surplus           stage         Equity
----------------------------------------------------------------------------------------------------------------------------------
Since inception:
Common shares issued for cash, net
of issue costs                       24,169,872   52,994,066  $        -   $        -   $        -   $           -  $  52,994,066
Common shares issued for mineral
properties and settlement of debt     6,621,477    6,554,554           -            -            -               -      6,554,554
Net fair value of warrants issued             -            -           -      501,051      676,407               -      1,177,458
Stock based compensation expense
on unexercised vested options                 -            -     644,665            -            -               -        644,665
Net losses since inception                    -            -           -            -            -     (45,056,506)   (45,056,506)
----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2002         30,791,349   59,548,620     644,665      501,051      676,407     (45,056,506)    16,314,237
----------------------------------------------------------------------------------------------------------------------------------

Common shares issued for cash
pursuant to private placements,       7,750,000   15,959,370           -            -            -               -     15,959,370
net of issue costs
Common shares issued for cash
pursuant to exercise of warrants      2,239,946    2,380,513           -            -            -               -      2,380,513
Common shares issued for cash
pursuant to exercise of options         575,000      463,250           -            -            -               -        463,250
Common shares issued for mineral
property interests                      250,000      232,500           -            -            -               -        232,500
Fair value of warrants issued                 -            -           -       96,455            -               -         96,455
(note 6 (d))
Fair value of options exercised               -      286,608    (286,608)           -            -               -              -
(note 6 (c))
Fair value of warrants exercised              -      170,326           -     (170,326)           -               -              -
(note 6 (d))
Fair value of warrants expired                -            -           -     (254,253)     254,253               -              -
(note 6 (d))
Stock based compensation expense
on unexercised vested options                 -            -     762,558            -            -               -        762,558
Net loss for the year ended
December 31, 2003                             -            -           -            -            -        (682,092)      (682,092)
----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2003         41,606,295   79,041,187   1,120,614      172,927      930,660     (45,738,598)    35,526,790
----------------------------------------------------------------------------------------------------------------------------------

Common shares issued for cash
pursuant to exercise of warrants      3,500,098    3,928,512           -            -            -               -      3,928,512
Common shares issued for cash
pursuant to exercise of options         315,000      304,350           -            -            -               -        304,350
Fair value of options exercised               -      174,876    (174,876)           -            -               -              -
(note 6 (c))
Fair value of warrants exercised              -       76,472           -      (76,472)           -               -              -
(note 6 (d))
Stock based compensation expense
on unexercised vested options                 -            -     709,424            -            -               -        709,424
Net loss for the year ended
December 31, 2004                             -            -           -            -            -        (714,062)      (714,062)
----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2004         45,421,393   83,525,397   1,655,163       96,455      930,660     (46,452,660)    39,755,015
----------------------------------------------------------------------------------------------------------------------------------
Common shares issued for cash
pursuant to private placements,       7,605,000   27,853,364           -            -            -               -     27,853,364
net of issue costs
Common shares issued for cash
pursuant to exercise of options         475,000      435,250           -            -            -               -        435,250
Common shares issued for cash
pursuant to exercise of warrants        250,000      200,000           -            -            -               -        200,000
Fair value of options exercised               -      257,189    (257,189)           -            -               -              -
(note 6 (c))
Fair value of warrants exercised              -       96,455           -      (96,455)           -               -              -
(note 6 (d))
Stock based compensation expense
on unexercised vested options                 -            -   1,224,274            -            -               -      1,224,274
(note 6 ( c))
Net loss for the year ended
December 31, 2005                             -            -           -            -            -      (3,344,139)    (3,344,139)
----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2005         53,751,393  112,367,655  $2,622,248   $        -  $   930,660   $ (49,796,799) $  66,123,764
==================================================================================================================================


                   The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)

Consolidated Statements of Loss and Deficit
For the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                                                                        For the
                                                                                                                    Period from
                                                                                                                      Inception
                                                                                                                      (February
                                                                                                                    16, 1983 to
                                                                                                                       December
                                                                     2005              2004              2003         31, 2005)
 -------------------------------------------------------------------------------------------------------------------------------
 Administration
 Stock-based compensation (note 6 (c))                    $     1,224,274   $       709,424   $       762,558         3,340,921
 Management fees, wages & benefits                                586,911           436,972           395,637         3,841,556
 Investor relations and promotion                                 255,780           189,486           209,791         1,422,045
 Legal and accounting                                             149,214            82,459            91,625         1,816,119
 Travel                                                            91,378            74,053            58,321           746,395
 Printing and shareholder information                              74,296            68,496            31,094           570,855
 Rent and utilities                                                72,461            69,984            40,826         1,161,103
 Insurance                                                         67,640            53,178            43,889           358,799
 Regulatory fees                                                   56,071            26,735            45,758           362,550
 Office and miscellaneous                                          32,516            33,995            21,730           955,209
 Depreciation                                                      15,296            14,304            15,034           240,775
 Transfer agent fees                                               14,142            18,924            11,386           174,060
 Loss on disposal of capital assets                                     -                 -                 -            52,968
 -------------------------------------------------------------------------------------------------------------------------------

                                                                2,639,979         1,778,010         1,727,649        15,043,355
 -------------------------------------------------------------------------------------------------------------------------------

 Other
 Write-down of deferred power project costs (note 5)            2,739,111                 -                 -         2,739,111
 Gain on sale of assets (note 3)                               (1,970,320)         (549,000)         (882,261)       (4,081,031)
 Interest income                                                 (209,422)         (382,237)         (136,738)       (3,397,166)
 Loss (gain) on sale of marketable investments                     96,877          (199,323)         (105,244)       (1,125,312)
 General exploration                                               38,535             8,393            42,746         4,185,299
 Foreign exchange loss                                              9,379            58,219            35,940            35,377
 Write-down of mineral properties                                       -                 -                 -        33,387,725
 Write-down of capital assets                                           -                 -                 -         3,080,392
 Write-down of marketable securities                                    -                 -                 -           374,838
 Gain on sale of subsidiary                                             -                 -                 -          (335,900)
 Rental income                                                          -                 -                 -           (71,546)
 Gain on settlement of debt                                             -                 -                 -           (26,792)
 Gain on disposal of capital assets                                     -                 -                 -           (11,551)
 -------------------------------------------------------------------------------------------------------------------------------

                                                                  704,160        (1,072,341)       (1,088,303)       34,753,444
 -------------------------------------------------------------------------------------------------------------------------------

 Loss for the period                                            3,344,139           714,062           682,092        49,796,799

 Deficit - beginning of period                                 46,452,660        45,738,598        45,056,506                 -
 -------------------------------------------------------------------------------------------------------------------------------

 Deficit - end of period                                  $    49,796,799   $    46,452,660   $    45,738,598        49,796,799
 ===============================================================================================================================

 Basic and diluted loss per share                         $          0.07   $          0.02   $          0.02
 =============================================================================================================

 Weighted average number of shares outstanding                 45,825,859        44,594,782        33,666,622
 =============================================================================================================


                      The accompanying notes are an integral part of these consolidated financial statements.


Corriente Resources Inc.
(a development stage enterprise)

Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                                                                        For the
                                                                                                                    Period from
                                                                                                                      Inception
                                                                                                                      (February
                                                                                                                    16, 1983 to
                                                                                                                       December
                                                                     2005              2004              2003         31, 2005)
 -------------------------------------------------------------------------------------------------------------------------------
 Cash flows from (applied to) operating activities
 Loss for the period                                      $    (3,344,139)  $      (714,062)  $      (682,092)      (49,796,799)
 Items not affecting cash
       Write-down of deferred power project                     2,739,111                 -                 -         2,739,111
       Shares received on sale of assets                       (1,882,000)         (549,000)         (330,000)       (3,254,486)
       Stock-based compensation                                 1,224,274           709,424           762,558         3,340,921
       Loss (gain) on sale of marketable securities                96,877          (199,323)         (105,244)       (1,125,312)
       Depreciation                                                15,296            14,304            15,034           240,774
       General exploration                                              -                 -                 -            40,550
       Write-down of mineral properties                                 -                 -                 -        33,387,725
       Write-down of capital assets                                     -                 -                 -         3,080,392
       Write-down of marketable securities                              -                 -                 -           374,838
       Gain on sale of subsidiary                                       -                 -                 -           (65,000)
       Foreign exchange loss on deposit                                 -                 -                 -            50,528
       Loss on disposal of capital assets                               -                 -                 -            41,417

 Changes in non-cash working capital
       Accounts receivable and prepaids                           (34,613)          111,785          (192,511)         (115,945)
       Accounts payable and accrued liabilities                   229,677           325,229           286,524          (614,297)
 -------------------------------------------------------------------------------------------------------------------------------

                                                                 (955,517)         (301,643)         (245,731)      (11,675,583)
 -------------------------------------------------------------------------------------------------------------------------------

 Cash flows from (applied to) investing activities
 Mineral property costs                                        (8,845,049)       (8,627,262)       (1,511,358)      (59,310,035)
 Deferred power project costs                                  (1,034,449)       (1,704,662)                -        (2,739,111)
 Proceeds from sale of marketable securities                    2,339,123           529,323           117,244         4,242,198
 Payments to acquire property, plant and equipment               (154,859)         (213,820)          (76,288)       (2,042,353)
 Refund of deposit                                                      -                 -                 -           222,634
 -------------------------------------------------------------------------------------------------------------------------------

                                                               (7,695,234)      (10,016,421)       (1,470,402)      (59,626,667)
 -------------------------------------------------------------------------------------------------------------------------------

 Cash flows from financing activities
 Proceeds from issuance of share capital, net of issue
       costs                                                   28,488,614         4,232,862        18,803,133       105,700,688
 Repayment of long-term debt                                            -                 -                 -        (1,684,586)
 Deposit                                                                -                 -                 -          (273,162)
 -------------------------------------------------------------------------------------------------------------------------------

                                                               28,488,614         4,232,862        18,803,133       103,742,940
 -------------------------------------------------------------------------------------------------------------------------------

 Increase (decrease) in cash and cash equivalents              19,837,863        (6,085,202)       17,087,000        32,440,690

 Cash and cash equivalents - beginning of period               12,602,827        18,688,029         1,601,029                 -
 -------------------------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents - end of period                $    32,440,690   $    12,602,827   $    18,688,029        32,440,690
 ===============================================================================================================================
 -------------------------------------------------------------------------------------------------------------------------------
Supplemental cash flow information (note 10)

                    The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


1     Nature of operations

      Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties in Ecuador, South America. The company considers itself to be an exploration and development stage company.

      The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

2     Significant accounting policies

      Basis of presentation

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which as described in note 12, differ in certain respects from accounting principles generally accepted in the United States of America.

      Basis of consolidation

      The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Corriente Resources Inc. (Cayman), CTQ Management Inc., Ecuacorriente S.A. (Ecuador), Minera Panantza B.V. (Netherlands) and Minera Curigem S.A. (Ecuador).

      Mineral properties

      The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights allowed to lapse.

      All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value and the property is written down to the estimated fair value.

      The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

      These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned, become impaired or the claims allowed to lapse.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Property, plant and equipment

      Depreciation of vehicles, furniture, computer, field and communications equipment is provided on a declining-balance basis over their estimated useful lives at annual rates between 20% and 30%. Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

      Deferred power project costs

      Assets under construction or development are recorded as deferred (capitalized) costs or construction in progress until they are operational and available for use, at which time they are transferred to property, plant and equipment or written off on abandonment.

      General exploration

      General exploration expenses, including the cost of evaluating potential projects, are charged to operations as incurred.

      Cash and cash equivalents

      Cash and cash equivalents comprise cash and deposits with a term to maturity at the date of purchase of 90 days or less.

      Marketable securities

      Marketable securities are carried at the lower of cost and quoted market value.

      Foreign currency translation

      The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period, except for depreciation, which is translated at the same rate as the assets to which they relate. Translation gains and losses are reflected in loss for the year.

      Income taxes

      Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Loss per share

      Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

      Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant estimates that involve highly subjective assumptions by management include the company's estimate of stock-based compensation expense and its assessment of possible impairment of its mineral properties. Actual results could differ from those reported.

      Stock-based compensation plan

      The company has a stock-based compensation plan as described in note 6(c).

      The company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

      Asset Retirement Obligations

      On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants ("CICA") Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

      There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior periods presented.

      Variable Interest Entities

      Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

      Comparative Figures

      Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


3     Mineral properties

      Corriente Copper Belt, Ecuador

      Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million for each option exercised to BHP Billiton.

      During 2004, J. David Lowell exercised his option to acquire the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt. As a result, the company has complete ownership of its Corriente Copper Belt resource properties. Mineral property costs associated with the Warintza property, in the amount of $2,461,946, were re-allocated to the company's other Corriente Copper Belt resource properties (Mirador - $1,918,400 and Panantza/San Carlos - $543,546) at December 31, 2004.

Corriente Resources Inc.
(a development stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Following is a summary of the company's deferred mineral property expenditures.


      Corriente Copper Belt                              Mirador/          Panantza/ San          Other             Total
                                                      Mirador Norte          Carlos               (1)
--------------------------------------------------------------------------------------------------------------------------------
      Balance December 31, 2002                       $    8,808,104      $    2,495,629     $    3,376,439     $    14,680,172
      Property acquisition                                   200,524              20,080            329,260             549,864
      Deferred exploration and development costs             941,449              87,404            298,431           1,327,284
--------------------------------------------------------------------------------------------------------------------------------

      Balance December 31, 2003                            9,950,077           2,603,113          4,004,130          16,557,320
      Property acquisition                                   493,112               5,309                  -             498,421
      Deferred exploration and development costs
      and re-allocation
                                                           9,441,051             935,674         (2,212,255)          8,164,470
--------------------------------------------------------------------------------------------------------------------------------

      Balance December 31, 2004                           19,884,240           3,544,096          1,791,875          25,220,211

      Property acquisition                                   386,955                   -                  -             386,955

      Deferred exploration and development costs           8,412,692             160,627             25,470           8,598,789
--------------------------------------------------------------------------------------------------------------------------------

      Balance December 31, 2005                       $   28,683,887      $    3,704,723     $    1,817,345     $    34,205,955
================================================================================================================================


      (1) - comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad copper and copper-gold exploration targets in the Corriente Copper Belt


      Other

      In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. These assets were written off in previous years. The following summarizes the amounts due from the purchaser to the company according to the original agreement:

      o   US $25,000 on the Closing Date (received in 2002);
      o US $25,000 cash and 100,000 shares of the purchaser one year from the date of the Agreement (received in 2003);
      o 100,000 shares of the purchaser two years from the date of the agreement (received in 2004);
      o 100,000 shares of the purchaser three years from the date of the agreement (received in 2005);

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      o   US $100,000 four years from the date of the agreement;
      o   US $1,000,000 five years from the date of the agreement;
      o US $1,000,000 upon the Taca-Taca property achieving commercial production.

      On March 22, 2005 the company and the purchaser executed an amending agreement whereby the payments due in years four and five of the agreement were changed to one final tranche of 100,000 shares of the purchaser on the amending date. US $1,000,000 remains due from the purchaser upon the Taca-Taca property achieving commercial production. As collectibility of this amount remains uncertain, this amount will be recorded when received. The company realized a total gain of $1,882,000 based on the market value of the 200,000 shares of the purchaser received in 2005. These shares were subject to a hold period which expired in July 2005. During the hold period, the purchaser underwent a reorganization in April 2005, at which time the company received an equivalent 200,000 shares of each of the four post-reorganization companies. With the exception of 200,000 shares in one of the post-reorganization companies which remains non-public and without market value, all of the shares were sold by the company before the end of 2005.

      The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company has received full consideration, totalling $570,841 (including $88,320 received in 2005) from the purchaser.

      Mineral Property Titles

      Although the Company has taken steps to verify the title to mineral properties in which it has an option to acquire, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.


4     Property, plant and equipment

                                                                        2005                                         2004
      ----------------------------------------------------------------------------------------------------------------------

                                                  Accumulated                                   Accumulated
                                         Cost    Depreciation             Net           Cost    Depreciation           Net
                                            $               $               $              $               $             $
      ----------------------------------------------------------------------------------------------------------------------
        Computer equipment             218,291        161,620          56,671        191,058         143,482        47,576
        Vehicles                       201,965         50,796         151,169        220,560          55,333       165,227
        Office furniture and
           equipment                    71,742         57,638          14,104         67,832          53,432        14,400
        Field equipment                 57,326         22,665          34,661         38,576          12,717        25,859
        Communications equipment        18,284          9,272           9,012         18,284           4,597        13,687
      ----------------------------------------------------------------------------------------------------------------------
                                       567,608        301,991         265,617        536,310         269,561       266,749
      ======================================================================================================================

5     Deferred power project costs

      In March 2004, the company entered into an Agreement with Hidrelgen, S.A. (Hidrelgen), an associated company of Caminosca Caminos y Canales C. Limitada (collectively referred to as Caminosca), to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or SPP), to supply power to Corriente's planned Mirador copper mine.

      During 2005, the Agreement lapsed and because of the uncertainty of the company's negotiations with Caminosca and the exploration of other power alternatives, deferred power project costs of $2,739,111 associated with SPP have been written off by the company at December 31, 2005.

6     Share capital

      a)  Authorized
          100,000,000 common shares without par value

      b)  Issued

          On February 7, 2003 the company completed a non-brokered private placement of 1,000,000 units at a price of $1.00 per unit for gross proceeds of $1.0 million before issue costs of $6,250. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.10 on or before February 7, 2005. All of these warrants were exercised before the expiry date.

          On October 9, 2003, the company completed a non-brokered private placement of 2,000,000 common shares at a price of $1.95 per share for proceeds of $3.9 million.

          On November 5, 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for gross proceeds of $11.875 million before issue costs of $809,381. Each unit issued comprised one common share and one-quarter of one common share purchase warrant. Each whole share purchase warrant was exercisable at a price of $3.00 for a period of 18 months, subject to the right of the company to accelerate the expiry of the warrants if the company's common shares traded above $4.00 for twenty consecutive trading days, in any period after March 8, 2004. During 2004, warrants to acquire 193,750 common shares were exercised and the remaining 993,748 warrants expired unexercised in 2005.

          On December 29, 2005, the company completed a brokered private placement of 7,605,000 common shares at a price of $3.95 pursuant to its short form prospectus dated December 19, 2005 to raise gross proceeds of $30,039,750 before issue costs of $2,186,386.

      c)  Stock options

          The company has a stock option plan whereby the company may grant options to its directors, officers, employees and consultants of up to a total of 6,524,830 common shares (of which 2,855,000 are outstanding and 3,546,000 have been exercised since the inception of the company's stock option plan in 1996, leaving 123,830 available for grant). The exercise price of each option is determined in accordance with the company's stock option plan. The option term and vesting period is determined by the Board of Directors, within regulatory guidelines.

Corriente Resources Inc.
(a development stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
-------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                               2005                         2004                          2003
 ------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted                     Weighted                     Weighted
                                                             average                      average                      average
                                             Number of      exercise      Number of      exercise      Number of      exercise
                                                Shares         price         shares         price         shares         price
          Options outstanding -
              Beginning of year              2,390,000   $      1.46      2,190,000   $      0.96      2,490,000   $      1.65
          Granted                              940,000          2.49        515,000          3.33      1,530,000          0.98
          Exercised                           (475,000)         0.92       (315,000)         0.97       (575,000)         0.81
          Terminated                                 -             -              -             -       (150,000)         1.95
          Expired                                    -             -              -             -     (1,105,000)         2.50
 ------------------------------------------------------------------------------------------------------------------------------

          Options outstanding - End of
              year                           2,855,000   $      1.89      2,390,000   $      1.46      2,190,000   $      0.96
 ==============================================================================================================================

          Options outstanding and
              exercisable - End of
              year                           2,855,000   $      1.89      2,177,500   $      1.28      2,190,000   $      0.96
 ==============================================================================================================================


          During the year ended December 31, 2005 the company has recorded the estimated fair value of the 940,000 (2004 - 515,000, 2003 -
          1,530,000) options granted and vested as stock-based compensation expense of $1,224,274 (2004 - $709,424, 2003 - $762,558). This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions.

                                                               2005                 2004                 2003
      ---------------------------------------------------------------------------------------------------------

           Risk-free interest rate                         2.95-3.19%           2.71-3.71%            3.05-3.78%
           Expected dividend yield                                 -                   -                    -
           Expected stock price volatility                     68-71%               67-72%                66-81%
           Expected option life in years                          3                    3                     3
      ---------------------------------------------------------------------------------------------------------

          Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

          The estimated fair value assigned to the stock options exercised during the years ended December 31, 2005, 2004 and 2003 was credited to share capital.

Corriente Resources Inc.
(a development stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                    Exercise                            Estimated Fair
                                                    Number of          Price                                     Value
                                                      options              $   Expiry dates                          $
      -----------------------------------------------------------------------------------------------------------------
            Balance - December 31, 2002             2,490,000                                                  644,665
      -----------------------------------------------------------------------------------------------------------------

               Exercised                             (500,000)          0.79   January 9, 2005                (245,481)
               Exercised                              (75,000)          0.91   June 6, 2005                    (41,128)
               Expired                               (775,000)          3.00   April 7, 2003                         -
               Expired                               (330,000)          1.33   August 29, 2003                       -
               Terminated                            (150,000)          1.95   March 9, 2004                         -
               Granted                                 25,000           1.14   March 5, 2006                    15,903
               Granted                                695,000           0.90   May 28, 2006                    305,432
               Granted                                480,000           0.89   July 28, 2006                   224,802
               Granted                                330,000           1.28   September 10, 2006              216,421
      -----------------------------------------------------------------------------------------------------------------
                                                     (300,000)                                                 475,949
      -----------------------------------------------------------------------------------------------------------------
                                                                                                                     -
            Balance - December 31, 2003             2,190,000                                                1,120,614
      -----------------------------------------------------------------------------------------------------------------

               Exercised                             (100,000)          1.02   March 11, 2005                  (62,449)
               Exercised                             (125,000)          0.91   June 6, 2005                    (68,547)
               Exercised                              (70,000)          0.90   May 28, 2006                    (30,763)
               Exercised                              (20,000)          1.28   September 10, 2006              (13,116)
               Granted                                275,000           3.32   February 9, 2007                411,702
               Granted                                100,000           3.16   June 1, 2007                    155,528
               Granted                                100,000           3.55   July 21, 2007                    78,689
               Granted                                 40,000           3.25   September 28, 2007               63,505
      -----------------------------------------------------------------------------------------------------------------
                                                      200,000                                                  534,549
      -----------------------------------------------------------------------------------------------------------------

            Balance - December 31, 2004             2,390,000                                                1,655,163
      -----------------------------------------------------------------------------------------------------------------

               Exercised                             (235,000)          0.91   June 6, 2005                   (128,868)
               Exercised                             (200,000)          0.79   October 9, 2005                 (98,192)
               Exercised                              (20,000)          0.90   May 28, 2006                     (8,789)
               Exercised                              (20,000)          2.27   July 25, 2008                   (21,339)
               Granted                                100,000           2.15   June 1, 2008                    104,250
               Granted                                540,000           2.27   July 25, 2008                   576,164
               Granted                                300,000           2.99   September 6, 2008               422,475
               Vested                                                          July 21, 2007                    97,517
               Vested                                                          February 9, 2007                 23,867
      -----------------------------------------------------------------------------------------------------------------
                                                      465,000                                                  967,085
      -----------------------------------------------------------------------------------------------------------------

            Balance - December 31, 2005             2,855,000                                                2,622,248
      =================================================================================================================

Corriente Resources Inc.
(a development stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

          The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

                                                      Options outstanding and
                 Exercise prices             exercisable at December 31, 2005           Remaining contractual life (years)
    -----------------------------------------------------------------------------------------------------------------------
       $                    3.55                                      100,000                                          1.6
                            3.32                                      275,000                                          1.1
                            3.25                                       40,000                                          1.7
                            3.16                                      100,000                                          1.4
                            2.99                                      300,000                                          2.7
                            2.27                                      520,000                                          2.6
                            2.15                                      100,000                                          2.4
                            1.28                                      310,000                                          0.7
                            1.14                                       25,000                                          0.2
                            0.90                                      605,000                                          0.4
                            0.89                                      480,000                                          0.6
    -----------------------------------------------------------------------------------------------------------------------
                                                                    2,855,000                                          1.3
    =======================================================================================================================


          Subsequent to December 31, 2005 the company granted 25,000 stock options to a new director at an exercise price of $4.50 and 400,000 options to senior management at a price of $5.25. The latter grant is subject to shareholder approval at the company's May 2006 annual general meeting and these options vest on the basis of 1/20th of the total each month (from grant date). Such vesting would be accelerated based on the attainment of identified milestones.

Corriente Resources Inc.
(a development stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
-----------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

d) Share Purchase Warrants
                                                                    Exercise                             Assigned Fair
                                                    Number of          Price                                     Value
                                                     warrants              $   Expiry dates                          $
      -----------------------------------------------------------------------------------------------------------------
            Balance - December 31, 2002             5,046,294                                                  501,051
      -----------------------------------------------------------------------------------------------------------------

               Issued                               1,000,000           1.10   February 7, 2005                      -
               Issued                                 250,000           0.80   May 29, 2005                     96,455
               Issued                               1,187,498           3.00   May 5, 2005                           -
               Exercised                             (250,000)          0.80                                   (98,741)
               Exercised                             (250,000)          0.80                                   (71,585)
               Exercised                             (812,289)          1.00                                         -
               Exercised                             (186,917)          0.90                                         -
               Exercised                             (740,740)          1.35                                         -
               Expired                               (250,000)          0.80   April 20, 2003                  (60,472)
               Expired                               (250,000)          0.80   May 29, 2003                   (193,781)
      -----------------------------------------------------------------------------------------------------------------
                                                     (302,448)                                                (328,124)
      -----------------------------------------------------------------------------------------------------------------
                                                                                                                     -
            Balance - December 31, 2003             4,743,846                                                  172,927
      -----------------------------------------------------------------------------------------------------------------

               Exercised                           (1,965,488)          1.00                                         -
               Exercised                              (90,860)          0.90                                         -
               Exercised                           (1,000,000)          1.10                                         -
               Exercised                             (193,750)          3.00                                         -
               Exercised                             (250,000)          0.80                                   (76,472)
      -----------------------------------------------------------------------------------------------------------------
                                                   (3,500,098)                                                 (76,472)
      -----------------------------------------------------------------------------------------------------------------

            Balance - December 31, 2004             1,243,748                                                   96,455
      -----------------------------------------------------------------------------------------------------------------

               Expired                               (993,748)          3.00   May 5, 2005                           -
               Exercised                             (250,000)          0.80                                   (96,455)
      -----------------------------------------------------------------------------------------------------------------
                                                   (1,243,748)                                                 (96,455)
      -----------------------------------------------------------------------------------------------------------------

            Balance - December 31, 2005                     -                                                        -
      =================================================================================================================

            No share purchase warrants were issued in 2004 or 2005.

            The fair value assigned to the share purchase warrants exercised during the years ended December 31, 2003, 2004 and 2005 was credited to share capital. The fair value assigned to the share purchase warrants that expired during the years ended December 31, 2005 and 2003 was credited to contributed surplus.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)

7     Related party transactions and balances

      Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $48,599 (2004 - $124,194, 2003
      - $263,088), $60,500 (2004 - $Nil, 2003 - $127,067) and $Nil (2004 -
      $66,667, 2003 - $36,000), respectively, for the year ended December 31, 2005 in respect of administrative and technical services provided by companies affiliated with employed officers. At December 31, 2005 $15,000 (2004 - $1,538, 2003 - $Nil) was due to these companies affiliated with employed officers.

8     Income taxes

      The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

                                                                      2005                 2004                 2003
 ---------------------------------------------------------------------------------------------------------------------

                                                                     34.12%               35.62%               35.62%

 ---------------------------------------------------------------------------------------------------------------------
               Income tax benefit computed at
                  Canadian statutory rates               $      (1,141,020)   $        (254,348)   $        (256,603)
               Difference in foreign tax rates                    (438,922)            (263,663)            (364,698)
               Permanent differences                             1,162,583              953,603              288,106
               Decrease in tax rates                               207,049                    -                    -
               Share issuance costs and other                     (753,076)                   -             (290,528)
               Change in valuation allowance                       963,386             (435,592)             623,723
 ---------------------------------------------------------------------------------------------------------------------

                                                         $               -    $               -    $               -
 =====================================================================================================================

      The significant components of the company's future income tax assets are as follows:

                                                                      2005                2004                 2003
 ---------------------------------------------------------------------------------------------------------------------
               Future income tax assets
               Net tax losses carried forward            $       2,348,685    $       1,798,535    $       1,632,789
               Resource pools                                    2,730,220            2,836,521            3,341,539
               Capital assets and other                            801,220              281,683              378,002
 ---------------------------------------------------------------------------------------------------------------------

                                                                 5,880,125            4,916,739            5,352,331
               Valuation allowance                              (5,880,125)          (4,916,739)          (5,352,331)
 ---------------------------------------------------------------------------------------------------------------------

                                                         $               -    $               -    $               -
 =====================================================================================================================

      At December 31, 2005, the company has Canadian losses for tax purposes of approximately $6,640,000 which expire on various dates to 2015.


9     Segmented information

      The company operates within a single operating segment, which is mineral exploration. The company's mineral property interests are in Ecuador, South America, as set out in note 3. Geographic segmentation of property, plant and equipment and mineral properties is as follows:

Corriente Resources Inc.
(a development stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                     2005                                          2004
 ------------------------------------------------------------------------------------------------------------
                                            Property,                            Property,
                            Mineral         plant and              Mineral       plant and    Deferred power
                         properties         equipment           properties       equipment     project costs
       Canada       $             -   $        48,128     $              -          43,583   $             -
       Ecuador           34,205,955           217,489           25,220,211         223,166         1,704,662
 ------------------------------------------------------------------------------------------------------------

                    $    34,205,955   $       265,617     $     25,220,211         266,749   $     1,704,662
 ============================================================================================================


10    Supplemental cash flow information

      Cash and cash equivalents at December 31 comprise the following:

                                                                       2005               2004              2003
 --------------------------------------------------------------------------------------------------------------------
            Cash on hand and balances with banks                 $       (16,750)  $       178,997  $        184,094
            Short-term investments                                    32,457,440        12,423,830        18,503,935
 --------------------------------------------------------------------------------------------------------------------

                                                                 $    32,440,690   $    12,602,827  $     18,688,029
 ====================================================================================================================

      During the years ended December 31, 2005, 2004 and 2003, the company conducted non-cash operating, investing and financing activities as follows:

                                                                                         2005           2004            2003
 ------------------------------------------------------------------------------------------------------------------------------
         Mineral properties - non-cash deferred exploration                        $   (54,658)     $    (35,630)     (25,019)

         Mineral properties - non-cash acquisition payments                        $          -     $          -     (328,955)

         Marketable securities received from sale of subsidiary company            $  1,882,000     $    549,000       330,000

         Shares issued for mineral property acquisition costs                      $          -     $           -      232,500

         Share purchase warrants issued for mineral property acquisition costs     $          -     $           -       96,455
 ------------------------------------------------------------------------------------------------------------------------------

11    Financial instruments

      The company does not use any derivative financial instruments. At December 31, 2005 the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term nature of the instruments.

      During the year, the company sold all of its marketable securities on hand for gross proceeds of $2,339,123, incurring a loss of $96,877. As of December 31, 2005 marketable securities held by the company, carried at a cost of $Nil (2004 - $554,000), had a quoted market value of $Nil (2004 - $595,000). At December 31, 2005 the company holds 200,000 shares of a company that remains non-public and does not have a quotable market value. Accordingly, these securities are being carried by the company at a Nil value.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------
(expressed in Canadian dollars)

12 Reconciliation to United States Generally Accepted Accounting Principles ("GAAP")

      The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

          o As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures and deferred power project costs. Under United States GAAP, the Company expenses, as incurred, exploration costs relating to unproven mineral properties and deferred power project costs. When proven and probable reserves are determined for a property and a feasibility study has been prepared, subsequent development costs of the property would be capitalized.

          o Under U.S. GAAP, marketable securities are classified as trading or available-for-sale. Gains and losses on trading securities are recognized currently, whether or not realized. Securities are carried on the balance sheet at their fair value and unrealized gains and losses on available-for-sale securities are excluded from earnings and recorded as a separate component of shareholders' equity. Carrying values of available-for-sale securities which are considered impaired are written down and the charge is recognized currently.

      Had the Company followed United States GAAP, certain items in the financial statements would have been reported as follows:


      Statements of Loss and Deficit
                                                                                    Year Ended December 31,
 ----------------------------------------------------------------------------------------------------------------------------
                                                                                2005                2004                2003
 ----------------------------------------------------------------------------------------------------------------------------
       Net loss under Canadian GAAP                                  $     3,344,139     $       714,062             682,092
       Mineral exploration costs expensed under U.S. GAAP                  2,741,988           8,164,470           1,327,284
 ----------------------------------------------------------------------------------------------------------------------------

       Net loss under U.S. GAAP                                            6,086,127           8,878,532           2,009,376
       Change in unrealized gain on available-for-sale securities             41,000              31,000              16,500
 ----------------------------------------------------------------------------------------------------------------------------

       Comprehensive loss under U.S. GAAP                            $     6,127,127     $     8,909,532           2,025,876
 ============================================================================================================================

       Basic and diluted loss per share, per U.S. GAAP               $          0.13     $          0.20                0.06
 ============================================================================================================================

       Weighted average number of shares outstanding                      45,825,859          44,594,782          33,666,622
 ============================================================================================================================


Corriente Resources Inc.
(a development stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Balance Sheets
                                                                                                  2005                   2004
------------------------------------------------------------------------------------------------------------------------------
       Total assets under Canadian GAAP                                              $      67,100,008      $      40,501,582
       Adjustments to reconcile U.S. GAAP
        Mineral exploration costs expensed under U.S. GAAP                                 (22,297,442)           (19,555,454)
        Unrealized gain on available-for-sale securities                                             -                 41,000
------------------------------------------------------------------------------------------------------------------------------

       Total assets under U.S. GAAP                                                  $      44,802,566      $      20,987,128
==============================================================================================================================


       Shareholders' equity under Canadian GAAP                                      $      66,123,764      $      39,755,015
       Adjustments to reconcile U.S. GAAP
        Mineral exploration costs expensed under U.S. GAAP                                 (22,297,442)           (19,555,454)
        Unrealized gain on available-for-sale securities                                             -                 41,000
------------------------------------------------------------------------------------------------------------------------------

       Total shareholders' equity under U.S. GAAP                                    $      43,826,322      $      20,240,561
==============================================================================================================================


      Statements of Cash Flows
                                                                                    Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    2005              2004              2003
-----------------------------------------------------------------------------------------------------------------------------
       Cash applied to operating activities under Canadian GAAP          $      (955,517)  $      (301,643)    $    (245,731)
       Mineral exploration costs incurred in the year                         (8,598,789)       (8,164,470)       (1,327,284)
-----------------------------------------------------------------------------------------------------------------------------

       Cash applied to operating activities under U.S. GAAP              $    (9,554,306)  $    (8,466,113)       (1,573,015)
=============================================================================================================================


       Cash applied to investing activities under Canadian GAAP          $    (7,695,234)  $   (10,016,421)    $  (1,470,402)
       Mineral exploration costs incurred in the year                          8,598,789         8,164,470         1,327,284
-----------------------------------------------------------------------------------------------------------------------------

       Cash applied to investing activities under U.S. GAAP              $       903,555   $    (1,851,951)    $    (143,118)
=============================================================================================================================


      Recent Accounting Pronouncements

      Non-monetary Transactions

      CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year.

      Derivative Instruments

      In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

          Financial Instruments - Recognition and Measurement, Section 3855

          This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

          Hedges, Section 3865

          This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 "Hedging Relationships", and
          Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

          Comprehensive Income, Section 1530

          This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

      Recent U.S. Accounting Pronouncements

      During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company's 2006 financial statements.

                   CAUTIONARY NOTE TO UNITED STATES INVESTORS
                   ------------------------------------------

All resource estimates incorporated by reference in this annual report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the Securities and Exchange Commission (the "Commission"), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

Without limiting the foregoing, this annual report on Form 40-F, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the Commission does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this annual report on Form 40-F or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

A.       Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by Corriente Resources Inc. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.       Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal controls, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2005.

D.       Audit Committee Financial Expert

The composition of the Company's audit committee complies with the requirements of applicable Canadian securities laws, the Toronto Stock Exchange and the American Stock Exchange ("AMEX"). At December 31, 2005, the Registrant was not a reporting company under the Exchange Act, and became a reporting company on February 21, 2006. The Company intends to have an audit committee financial expert in place for the review of the Company's financial statements for the year ending December 31, 2006.

E.       Code of Ethics

The Registrant has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Chief Financial Officer, Darryl F. Jones, at the address on the cover of this Form 40-F.

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed by Pricewaterhouse Coopers LLP, the Registrant's Independent Registered Chartered Accountant, for the fiscal years ended December 31, 2004 and 2005 for professional services rendered by Pricewaterhouse Coopers LLP for the audit of the Registrant's annual financial statements or services that are normally provided by Pricewaterhouse Coopers LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$32,089 and Cdn$38,994, respectively.

         Audit-Related Fees

The aggregate fees billed by Pricewaterhouse Coopers LLP for the fiscal years ended December 31, 2004 and 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$Nil and Cdn$89,788, respectively. Professional services provided in 2005 included audit related services in connection with the Registrant's offering of common shares in December 2005 and the Registrant's initial filing of a registration statement with the Commission.

         Tax Fees

The aggregate fees billed by Pricewaterhouse Coopers LLP for the fiscal years ended December 31, 2004 and 2005 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$Nil and Cdn$Nil, respectively.

         All Other Fees

The aggregate fees billed by Pricewaterhouse Coopers LLP for the fiscal years ended December 31, 2004 and 2005 for products and services provided by Pricewaterhouse Coopers LLP, other than the services reported in the preceding three paragraphs, were Cdn$Nil and Cdn$980, respectively. Other products and services provided included discussions related to various corporate matters.

         Audit Committee Pre-Approval Policies

All audit and non-audit services performed by the Registrant's auditor are pre-approved by the audit committee of the Registrant.

G.       Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

H.       Tabular Disclosure of Contractual Obligations

As of the fiscal year ended December 31, 2005, the Company had normal trade payables only, and does not have any future contractually committed calls on its cash.

I.       Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 under the heading "Critical Accounting Policies" filed with the Commission as Document 2 herein.

J.       AMEX Exemption

In connection with the Registrant's current application to list its common shares on AMEX, the Registrant has requested a waiver, pursuant to the first paragraph of Section 110 of the AMEX Company Guide, from the quorum requirement set forth in Section 123 of the AMEX Company Guide on the basis that the Registrant's existing quorum requirement complies with Canadian law and is consistent with Canadian business practices. Under the Registrant's by-laws, the quorum requirement for the transaction of business at a meeting of shareholders is a minimum of two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the common shares are listed, do not contain a specific quorum requirement.

K.       Identification of the Audit Committee

The Registrant has a separately - designated standing Audit Committee. The members of the Audit Committee are Leonard Harris (Chair), David G. Unruh, and Richard P. Clark. Each member of the Audit Committee is independent, financially literate and financially sophisticated.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.       Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its common shares.


                                    EXHIBITS

         The following exhibits are filed as part of this annual report:

         Number      Document
         ------      --------

         23.1        Consent of PricewaterhouseCoopers, LLP

         23.2        Consent of Mine Development Associates

         23.3        Consent of Mine Development Associates

         31.1 Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

         31.2 Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

         33 Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
                     Sarbanes-Oxley Act of 2002

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                               CORRIENTE RESOURCES INC.





Dated: March 31, 2006                      By: /S/ DARRYL F. JONES
                                               ---------------------------------
                                               By:   Darryl F. Jones
                                               Title: Chief Financial Officer

                                  EXHIBIT INDEX


         Number      Document
         ------      --------

         23.1        Consent of PricewaterhouseCoopers, LLP

         23.2        Consent of Mine Development Associates

         23.3        Consent of Mine Development Associates

         31.1 Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

         31.2 Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

         33 Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002