Form 40-F
period 2006-12-31
Corriente Resources Inc.
filed 2007-04-02
CIK 1345564

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

            [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006    Commission File Number: 000-51810

                            CORRIENTE RESOURCES INC.
             (Exact name of Registrant as specified in its charter)

 BRITISH COLUMBIA                     1000                     NOT APPLICABLE
(Province or other        (Primary Standard Industrial       (I.R.S. Employer
 Jurisdiction of          Classification Code Number)           Identification
  Incorporation                                                    No.)
or Organization)

                          520 - 800 West Pender Street
                           Vancouver, British Columbia
                                 V6C 2V6 Canada
                                 (604) 687-0449
   (Address and telephone number of Registrants' principal executive offices)


                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940
            (Name, address (including zip code) and telephone number
        including area code) of agent for service in the United States)



Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class               Name of Exchange on which Registered
      -------------------               ------------------------------------
   Common Shares, Par Value                               AMEX



Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None

For annual reports, indicate by check mark the information filed with this Form:

  [X] Annual information form           [X] Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                            74,752,393 Common Shares

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

            Yes _____     82-_____                    No  __X__

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

               Yes   __X__                             No  ____

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:    Annual Information Form for the year ended December 31, 2006.

Document No. 2:    Management's Discussion and Analysis of Financial Condition
                   and Results of Operations for the year ended December 31, 2006.

Document No. 3:    Audited Consolidated Financial Statements for the year ended
                   December 31, 2006, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 40-F.

                                                                  DOCUMENT NO. 1

CORRIENTE
Resources Inc.






                             ANNUAL INFORMATION FORM
                            FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 2006









March 29, 2007

                                TABLE OF CONTENTS





GLOSSARY OF TERMS.............................................................1

CURRENCY......................................................................3

FORWARD-LOOKING STATEMENTS....................................................3

THE COMPANY...................................................................3

THE BUSINESS OF CORRIENTE.....................................................4

CORRIENTE COPPER BELT.........................................................8

RISK FACTORS.................................................................18

DIVIDENDS....................................................................22

CAPITAL STRUCTURE............................................................22

MARKETS FOR SECURITIES.......................................................23

DIRECTORS AND OFFICERS.......................................................24

AUDIT COMMITTEE INFORMATION..................................................25

TRANSFER AGENT AND REGISTRAR.................................................27

MATERIAL CONTRACTS...........................................................27

INTERESTS OF EXPERTS.........................................................27

ADDITIONAL INFORMATION.......................................................28

SCHEDULE A...................................................................29

                                GLOSSARY OF TERMS

The following is a glossary of technical terms, which are used in this annual information form.

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

indicated mineral
resource That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed inferred mineral
resource That part of a Mineral Resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to Inferred Mineral Properties, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration

k-silicate alteration      Alteration of rock typified by potassium-bearing
                           minerals
mineralization             Rock containing an undetermined amount of minerals
                           or metals


mineral property           A development or production property which contains
                           an independently-confirmed Mineral Resource



mineral reserve            The economically mineable part of a Measured or
                           Indicated Mineral Resource demonstrated by at least a preliminary feasibility study, which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral
                           Reserve includes diluting materials and allowances for losses that may occur when the material is mined

mineral resource           A concentration or occurrence of natural, solid,
                           inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quantity that it has reasonable prospects for economic extraction. The location, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
                           Mineral Properties are sub-divided, in order of increasing geological confidence, into Inferred,
                           Indicated and Measured categories. An Inferred
                           Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An
                           Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral
                           Resource

mining concession          A right to undertake mining activity for profit on
                           another's real property. The boundaries of the concession area descend vertically

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

tpd                        Tonnes per day

                                    CURRENCY

All dollar amounts referred to in this annual information form are Canadian dollars unless otherwise indicated. The company's accounts are maintained in Canadian dollars. The company's business activities are carried out through its subsidiaries in the Cayman Islands and Ecuador, and are conducted in both United States dollars and in the local currency in those jurisdictions. Unless otherwise indicated, Canadian dollar amounts have been converted in this annual information form at the rate of exchange for converting United States dollars into Canadian dollars in effect at December 31, 2006 as reported by the Bank of Canada, being 1.1654 (C$1.00 = US$0.8581).

The closing rate of exchange for converting United States dollars into Canadian dollars on March 29, 2007 as reported by the Bank of Canada was 1.1578 (C$1.00 = US$0.8637).


                           FORWARD-LOOKING STATEMENTS

Certain statements included in this management's Discussion and Analysis / Annual Information Form are forward-looking statements. They include estimates and statements that describe the company's future plans, objectives and goals, including words to the effect that the company or management expects a stated condition or result to occur. Wherever possible, words such as "anticipate", "may", "will", "expect", "believe", "plan" and other similar expressions have been used to identify these forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the company's management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. For a comprehensive review of risk factors, please refer to the section entitled "Risk Factors" in the company's Annual Information Form and the section entitled "Risks and Uncertainties" in the management's Discussion and Analysis, each as filed on SEDAR. The company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances. Readers are cautioned not to put undue reliance on these forward-looking statements.

                                   THE COMPANY

Name and Incorporation

Corriente Resources Inc. ("Corriente") was incorporated under the Company Act (British Columbia) on February 16, 1983 under the name "Coronado Resources Inc.". On December 10, 1990 Coronado Resources Inc. consolidated its share capital on a three-for-one basis and changed its name to "Iron King Mines Inc.". On April 23, 1992 Iron King Mines Inc. consolidated its share capital on a three-for-one basis and changed its name to "Corriente Resources Inc.". On May 16, 1994, Corriente's authorized capital was increased to 50,000,000 common shares without par value. On May 10, 2004, Corriente's authorized capital was increased to 100,000,000 common shares without par value. On June 2, 2004, the company transitioned under the Business Corporations Act (British Columbia). Corriente's principal office and its registered and records offices are located at Suite 520, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. Corriente also has administrative and operations offices in the Cayman Islands, B.V.I. and in Quito, Ecuador.

During 2006, the company incorporated four new subsidiaries for the purposes of facilitating the Mirador Project's infrastructure. Additionally, the company has identified certain gold concession targets, which are being evaluated towards a spin-off of these concessions to the company's shareholders - see Tundayme/Piedra Liza Gold Exploration Targets - Proposed Spin-off (below).

Corriente and its subsidiaries are collectively referred to herein as "Corriente" or "the company" unless otherwise indicated or the context otherwise requires.

                            THE BUSINESS OF CORRIENTE

General Development of the Business

Corriente is a Canadian natural mineral resource company that since 1992 has been engaged, through its subsidiaries, in the acquisition, exploration and development of mineral mineral properties, primarily in South America. Until 2003, Corriente was principally an exploration company with a goal to acquire properties, to locate and confirm the existence of bodies of commercial ore on them, and to sell the properties to other entities for subsequent development. The prime commodities sought by Corriente have been copper and gold in projects already at the advanced drilling stage. Over the past 10 years, Corriente has actively explored a number of properties in Argentina and Ecuador. In some cases, Corriente has taken on joint venture partners who have financed part or all of the exploration on the properties. Since 2003, Corriente has been pursuing the exploration and development of its mining concessions in the Corriente Copper Belt in southeastern Ecuador, most notably the Mirador Project which is more fully described herein.

In October 1999 and April 2000, Corriente entered into two option agreements with BHP Billiton Plc. ("BHP Billiton") pursuant to which Corriente acquired the option to acquire a 70% interest in a large package of mineral exploration properties identified by BHP Billiton in the course of a five-year grassroots exploration program in the Rio Zamora valley in southeast Ecuador. These properties are located in a general area of southeast Ecuador known as the Corriente Copper Belt. Over the period from January 2000 to June 2002, Corriente completed the drilling of over 30000 metres of core within the Corriente Copper Belt and completed scoping studies on the Panantza-San Carlos and Mirador Projects that provided an initial assessment of several different mining development options. In January 2002, the company gave BHP Billiton notice of its intention to exercise the option to acquire a majority interest in the Panantza project. This option allowed Corriente to acquire ownership of mineral resource deposits that are below the threshold of interest of BHP Billiton. Formal approval was granted in April 2002 for the transfer of the ownership of the Panantza concessions to Corriente. By the end of 2002, Corriente had repeated the process to acquire title to the San Carlos (August 2002) and Mirador (December 2002) concessions within the Corriente Copper Belt. In each case, BHP Billiton chose to convert its back-in rights to a 2% net smelter royalty interest (NSR) in the Mirador, Panantza and San Carlos concessions with the company having the option to reduce this NSR to 1% for each of these mineral properties upon the payment of US$2 million (for each concession) to BHP Billiton.

In December 2003, Corriente granted Lowell Mineral Exploration an option to acquire a 100% interest in the Warintza project, Ecuador. This option was subsequently exercised in June 2004, with Lowell Mineral Exploration swapping its 10% interest in all of Corriente's concessions in Ecuador (including Mirador, Panantza and San Carlos) in exchange for a 100% interest in the Warintza project. The Warintza project includes four concessions totalling 20,000 hectares. As a result of this agreement, Corriente now controls 100% of all of its concessions in Ecuador subject to the 2% NSR to BHP Billiton. These concessions encompass over 60,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 by 80-km area in southeast Ecuador and currently contains four identified copper and copper-gold porphyry deposits (called Mirador, Mirador Norte, Panantza and San Carlos). Six additional copper and copper-gold exploration targets (called La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad) have also been identified in the Corriente Copper Belt to date.

For 2004 and 2005, the Corriente's activities were focused on completing exploration programs at the company's Mirador Norte, Panantza and San Miguel targets as well as geotechnical and development studies for the Mirador Project.

During 2006, delimiting work was focused on the mineralization of the Mirador Norte deposit to 100m drill spacing, with a total of 6780 metres in 39 core holes. A total of 2149 samples from this drilling were assayed and accrued to the database with geological, geotechnical and geomechanical logging following the company's standard QA/QC procedures and logging protocols. The program was designed to provide geological and grade information to support a resource estimate. Corriente engaged Mine Development Associates ("MDA") of Reno, Nevada in August 2006 to generate a block model and provide a mineral resource estimate for the Mirador Norte deposit, in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in NI 43-101. MDA was also instructed to prepare a Technical Report for the Mirador Project to include both the Mirador and Mirador Norte deposits.

The report, issued in November 2006, reports new resources for the Mirador Norte deposit to include Indicated resources of 171Mt of 0.51% copper and 0.09 g/t gold (containing 1.9 billion pounds of copper and 490,000 oz gold) and Inferred resources of 45Mt at a grade of 0.51% copper and 0.07 g/t gold (containing 500 million pounds of copper and 100,000 oz gold). Both Indicated and Inferred resources were estimated at a 0.4% copper cut-off. These results were estimated from 68 diamond drill holes totalling over 13000 metres of coring. This deposit is exposed at surface, but open at depth and to the south. The Qualified Person for the disclosure on Mirador and Mirador Norte resources is Steven Ristorcelli of MDA.

With the copper and gold mineral properties identified at Mirador Norte, the estimated resources available for processing by the planned Mirador Project concentrator increased by 28% to 11 billion pounds of copper.

The primary focus of current operations is the development of the Mirador Project in Morona Santiago Province in southeast Ecuador, while exploration work continues on the company's other Corriente Copper Belt concessions.

Mirador Project

On November 17, 2005, Corriente announced the results of a study intended to optimize the economics of the starter project at Mirador copper-gold project that was the subject of the base-case feasibility study released in April 2005. The MDA optimization study, dated December 6, 2005, which incorporates the results of 52 additional drill holes completed in the summer of 2005, led to the calculation of an updated mineral resource model.

The optimization work includes a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 grams/tonne gold and 1.6 grams/tonne silver (with an average cut-off grade of 0.37% copper).

Corriente is proceeding toward construction of a starter mining operation at its Mirador Project. Mirador presents Corriente with a unique opportunity to introduce a substantial copper growth pipeline to a market environment that is currently plagued with supply challenges. Mirador's project economics at an initial 25,000 tpd capacity allows Corriente to implement a scaled development strategy. This strategy calls for a modest first-phase project that can be financed by Corriente without major dilution to the company or the project itself. By using our first-phase cash flows, Corriente's plan is to expand Mirador's production to 50,000 tpd.

For 2006, deferred exploration and development expenditures made on the Mirador Project totalled $20,417,923 (2005 - $8,412,692) reflecting the company's activities in furthering development of these mineral properties.

Mineral Properties Entering Development

As noted above, a technical report was issued in 2006 for Mirador Norte, which is located less than 1,000 metres from the planned Mirador Project milling facility. Confirmation of resources at Mirador Norte (as noted above) provides additional options for development at Mirador that includes access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

The Panantza prospect lies about five kms northwest of the San Carlos property. It shares many of the geologic, alteration and mineralization features of San Carlos. As currently defined by 29 exploration drill holes spaced mostly at 100m, the Panantza project contains an inferred resource of approximately 395 Million tonnes at a grade of 0.67% copper and 0.08 g/t gold with potential for expansion to the south and at depth. There is a well-equipped camp with accommodation for 40 people, mess, office and core shed at a site called Rosa de Oro adjacent to the Rio Panantza.

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

Deferred exploration expenditures on the Panantza/San Carlos properties totalled $2,478,768 in 2006 (2005 - $160,627).

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

Deferred exploration expenditures for 2006 on the Exploration Targets totalled $1,773,318 (2005 - $25,470).

For 2006, total overall deferred exploration and development expenditures made on the company's exploration and development targets within the Corriente Copper Belt totalled $24,670,009 (2005 - $8,598,789) reflecting the company's activities in furthering development of these mineral properties.

Personnel

Operations

During the past 12 months, the company has been actively building up its mining development and operations management team. In this regard, the company has initiated an outsourced hiring and recruitment program in North and South America.

Mr. Ken Shannon, CEO is directly overseeing the company's continuing exploration and development activities, which are presently all situated in Ecuador.

As at December 31, 2006 the company had 117 employees, as classified below. This represents a reduction of just over 100 employees from November 30, 2006, virtually all of whom had worked at the Mirador Project site. This reduction occurred at the Mirador Project site as recent political events in Ecuador produced a decision by the company to delay its Mirador Project development timeline - see Mineral Properties in Development - Mirador Project.


           Personnel Classification     Canada     Ecuador     Total
          ---------------------------- ---------- ----------- ---------
          Senior management                    4          20        24
          Technical and Admin                  5          60        65
          Labor                                0          28        28
          ---------------------------- ---------- ----------- ---------
                                               9         108       117

Board of Directors

In May 2006, the company's Board of Directors elected Anthony F. Holler as independent (non-executive) Chairman of the Board of Directors.

In June 2006, Leonard Harris retired as a member of the company's Board of Directors.

In September 2006, the company appointed Dale C. Peniuk, C.A. to its Board of Directors. Until early 2006, Mr. Peniuk was an assurance partner with KPMG LLP Chartered Accountants in their Vancouver office, specializing in the mining area and was the leader of KPMG Vancouver office's mining industry group. With the addition of Mr. Peniuk, the company's Board of Directors is comprised of five non-management directors and one management director. Mr. Peniuk chairs the company's Audit Committee.

Disposition of Other Properties

In 2003, the company sold the shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. Pursuant to the original and subsequently amended sale agreement, the company received a total of US$50,000 and 400,000 equivalent shares of the purchaser. Should the Taca-Taca property achieve commercial production, the purchaser is obligated to pay the company a further US$1,000,000.

During the course of 2006, the company sold the balance of the shares received for total net proceeds of $336,253.

Tundayme/Piedra Liza Gold Exploration Targets - Proposed Spin-off
-----------------------------------------------------------------
Corriente recently engaged an independent consultant to complete a review of its Ecuador gold concession package totalling 6,600 hectares containing encouraging gold targets that are not part of the company's foreseeable copper development programs within the Corriente Copper Belt. Following completion of this review and accompanying 43-101 Technical Report, the company plans to distribute ownership of these concession rights to existing shareholders in the second quarter of 2007.

The gold concessions include the Tundayme prospect, which is immediately adjacent to Corriente's Mirador copper deposit land holdings and is approximately 15 km from Aurelian Resources Inc.'s newly discovered Fruta del Norte gold zone. The Tundayme prospect has approximately 8 km of north-south trending structures that extend along strike to the Mirador Project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling performed by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. Also included is a second set of concessions approximately 50 km southwest of Mirador called the Piedra Liza prospect. Within the Piedra Liza prospect, four clusters of anomalous gold soil samples occur over a 6 km trend that is on-strike and north of the Nambija area, which has produced over three million ounces of gold by local estimates. Follow-up ground work identified altered rock samples with maximum gold values at 1 - 4 g/t. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist for the company.

Corriente is a copper development company and remains focused on moving its Mirador copper-gold project into production, along with development of the large Panantza-San Carlos copper complex in the north of the Corriente Copper Belt. The Tundayme and Piedra Liza gold prospects are not considered core to Corriente's copper growth plans and will be transferred to a new corporation that will be financed separately from Corriente.

                              CORRIENTE COPPER BELT

History and Development of the Corriente Copper Belt, Ecuador


                  MAP OF CORRIENTE COPPER BELT GRAPHIC OMITTED

Ecuador

Ecuador is situated astride the equator on the north-western coast of South America. Quito, in the northern part of the country, is the capital city. After a long period of civilian-military governments, Ecuador had a democratic government from 1979 until late 1999, when popular unrest led to a military coup, after which the military commander appointed the previous Vice-President as the new President. That government took office in January 2000. New elections were held in November 2002 and a left-leaning populist President, Lucio Gutierrez, was sworn into office in January 2003. In April 2005, Gutierrez fled Ecuador in the face of a populist uprising and lack of support from the military. As a result, (then) Vice-President Alfredo Palacio was sworn in as President.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvaro Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company's exploration and development activities (see Mineral Properties in Development - Mirador Project, Suspension of Work) and a delay in the Mirador Project's development timeline. Since President Correa's January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms, which would result in the creation of a Constitutional Assembly and eventual re-writing of the Ecuador Constitution. These reforms are being met with substantial opposition from Congress.

While management believes that the current political climate in Ecuador will stabilize, there can be no certainty that this will be the case in the near future. Presently, management believes that the company's Ecuador operations will not be affected in the long-term and that any disruption to its Mirador Project or other activities will be resolved.

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

Location, Size and Access

The Corriente Copper Belt is located in the valley of the Rio Zamora in the Pangui region, Morona Santiago province, in southeast Ecuador, adjacent to the border with Peru. The area, centred about 340 kms south of Quito and 70 kms southeast of the city of Cuenca, consists of a total of 25 exploration concessions covering about 606 square kms. Access to the area is by road from the city of Cuenca, a regional centre with scheduled air service of less than one hour's duration from the capital city of Quito. Alternatively, local air travel is possible to the town of Gualaquiza, which is within the Corriente Copper Belt. Road access from Cuenca to the village of Santiago de Panantza is via the towns of Gualaceo, Indanza and San Juan Bosco, mostly by reasonable-quality unsealed roads. The road distance is about 150 kms or about four hours' travel. There is road access from Quito to Cuenca for the transport of samples or heavy equipment. Road access to the Panantza concessions was completed during 2001. The Mirador Project is accessed by a one-hour flight from Quito to Loja and then by road approximately 180 kms to the project site (about five hours driving time). The remaining concessions are accessed by mule track or by helicopter. Travel within the concessions is primarily by foot on jungle trails.

Acquisition of Mineral Properties

Corriente entered into an option agreement dated October 15, 1999 ("JV1"), as amended, with two subsidiaries of BHP Billiton, pursuant to which Corriente was granted the option to acquire a 70% interest in certain mineral exploration properties covering approximately 880 square kms in the Rio Zamora area on which BHP Billiton had conducted a five-year grassroots exploration program, during the course of which it had discovered a number of porphyry copper deposit clusters. The JV1 agreement currently includes 16 concessions covering a total of 57,660 hectares. The company has completed the required work program, expended the required exploration funds and issued to BHP Billiton all the securities required under the terms of this agreement. Corriente subsequently entered into a further agreement dated April 6, 2000 ("JV2"), as amended, with two subsidiaries of BHP Billiton, pursuant to which Corriente was granted the option to acquire a 70% interest in certain mineral exploration properties in the southern part of the Corriente Copper Belt, known as the Mirador property, representing the balance of the copper targets identified by BHP Billiton in the course of its exploration program in the Rio Zamora area. On signing of the option agreement, the Mirador property consisted of eight exploration concessions covering a total area of 22,880 hectares. Corriente has completed the required work program, expended the required exploration funds, and issued the securities required to be issued under the terms of this agreement.

Corriente is the operator of the properties covered by both agreements during the option period. Corriente engaged Lowell Mineral Exploration Limitada Chile (Lowell) to manage the exploration and development activities on the optioned properties from 2000 to 2002. As compensation for the management services rendered by Lowell to Corriente in connection with the optioned properties, Corriente granted to Lowell the right to obtain 10% of Corriente's interest in any properties covered by the two BHP Billiton joint ventures. In December 2003, Corriente granted Lowell an option to acquire a 100% interest in the Warintza project, Ecuador. This option was subsequently exercised in June 2003, with Lowell swapping its 10% interest in all of Corriente's concessions in Ecuador (including Mirador, Mirador Norte, Panantza and San Carlos) in exchange for a 100% interest in the Warintza project. The Warintza project included four concessions totaling 20,000 hectares.

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

The area of Mirador was recognized as a significant anomalous area during the original reconnaissance geological and geochemical surveys completed in November
- December 1994. These surveys, which included 315 pan concentrates of stream sediments, defined an area roughly 50 sq kms in extent which gave anomalous values in Cu, Mo, Au, zinc and silver. At the time however, BHP Billiton was forced by border conflicts between Ecuador and Peru to concentrate its efforts in the north part of the Corriente Copper Belt. After a peace treaty ending the border conflict was signed by Peru and Ecuador in July 1999, BHP Billiton completed detailed follow-up surveys to better define the anomalous areas of the Mirador property. A total of 746 soil samples were collected along ridges and 219 rock chips were taken from outcrops found in drainages traversing the anomalous zones. This work, along with geological and alteration mapping, defined the Mirador (previously known as Wawayme) zone and the Chancho and Chancho Norte zones.

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

The Zamora Batholith is a composite, undeformed body of lower to mid Jurassic age which has a north-south extent of roughly 200 kms and is up to 50 kms wide. Three ages of magmatism corresponding to the Jurassic, Cretaceous, and Tertiary are thought to have occurred in the region of the Zamora Batholith. The Zamora Batholith contains phases or coeval bodies which vary in composition from hornblende quartz diorite and tonalite, to granodiorite and monzogranite. Various subvolcanic bodies of andesite and dacite are associated with the Zamora Batholith. The porphyry copper mineralized systems are all hosted by intrusives, breccias and subvolcanic bodies which intrude and are closely related in age to the Zamora Batholith. To the west of the Batholith is the thrusted metamorphic belt of the Cordillera Real, with contemporaneous volcanic and sedimentary rocks to the east.

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

Exploration Activities

Corriente started work on the Corriente Copper Belt in December 1999 with preparations to drill the first of the untested porphyry targets at Warintza. Between January and April 2000, 2378 metres were drilled at Warintza in a series of 16 holes. Drill results from the Warintza project, released on May 2, 2000, confirmed the presence of a high-grade (>1% Copper) supergene blanket and the local presence of high grade (>1% Copper) primary sulphide mineralization. A number of holes had grades greater than 1% copper with a best intersection of 82 metres at 1.37% copper in hole 1. The secondary copper mineralization appears to average approximately 40 metres thick and occurs at a depth generally between 50 to 100 metres.

The company then moved on to scout drilling at the Mirador property. Between May and August 2000, 5654 metres were drilled in a series of 32 holes to test the Mirador system. The best assay interval was in hole 35 with 263 metres of 0.98% copper equivalent. Mirador appears to be a conventional porphyry copper-gold system with classic high-level alteration features such as abundant silicification and brecciation.

In October and November 2000, Corriente drilled 17 holes totalling 5262 metres to test the Panantza project, located in the central part of the Corriente Copper Belt, close to the San Carlos property. Interpretation indicates that Panantza has a well-developed high-grade core (approximately 300 metres by 300 metres and extending below the deepest hole at 448 metres) surrounded by a much larger area of intermediate-grade mineralization. Drill holes within the high-grade core show relatively consistent strong copper numbers such as in hole PA-12 with 300 metres of 1% copper equivalent and hole PA-17 which intersected 64 metres of 1.31% copper equivalent followed by 384 metres of 0.83% copper equivalent. All of the holes drilled within the high-grade core were stopped in mineralization because of depth limitations of the drilling equipment and remain open at depth. Results from the exploration work accomplished during 2001 clearly confirmed the change in status of the Corriente Copper Belt from purely an exploration play to that of both exploration and development. Over 12000 metres of drilling were completed during 2001 and two separate scoping studies analysed the economics of resource development at the Panantza/San Carlos and Mirador Projects.

The Ecuador work program during 2002 saw the completion of 10 holes totalling 2738 metres of core on the Mirador target. Metallurgical testwork carried out by an independent company was completed during the year using samples from the Mirador, Panantza and Warintza deposits. The testwork established that the copper mineralization responds well to conventional processing techniques with excellent recoveries of copper and, in the case of Mirador, of gold as well. Independent resource calculations for Panantza indicated an inferred resource of 148 million tonnes of 0.82% copper and 0.1 g/t gold and, for Mirador, 182 million tonnes of 0.76% copper and 0.22 g/t gold. The drilling program at Mirador established the general margins of the deposit and provided additional evidence that the mineralization continues at depth beyond Corriente's deepest drilling.

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

For 2005, drilling was limited to the Mirador Project mine area for geotechnical and development study purposes.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper. One purpose of this drilling was to define the southern edge of Panantza's mineralization. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the south and west.

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current inferred resource estimate based on these drill holes is 657 million tonnes at 0.61% copper, calculated at a 0.4% copper cut-off.

The company feels that Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development that has been built around the nearby Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine.

Mineral Properties in Development

Mirador Project

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

In October 2003, the company awarded a feasibility study for the Mirador Project to the internationally respected engineering firm AMEC Americas Limited ("AMEC"). Pursuant to the AMEC Technical Services Agreement, the feasibility study addressed geotechnical, infrastructure (including processing, site development and support facilities), and financial analyses for the building of a 20,000 tpd mine and milling facility at the Mirador site. This initial capacity target was later modified to 25,000 tpd. Mineral resource estimates were also included which have since been revised by MDA - see Optimization Study below.

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

Optimization Study

In November 2005, Corriente announced the results of an ongoing optimization study completed by MDA for the starter project at the Mirador copper-gold deposit in Ecuador. A copy of MDA's report dated December 6, 2005 and entitled "Update on Copper, Gold and Silver Resources and Pit Optimizations - Mirador Project, Ecuador" is available on SEDAR at www.sedar.com. The main change in the new work was the incorporation of the results of 52 new drill holes which were completed during the summer of 2005 and led to the calculation of a new resource model. The optimization work was based on a Lerchs-Grossmann pit optimization completed by MDA and included a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 g/t gold and 1.6 g/t silver (with an average cut-off grade of 0.37% Cu). For the purposes of the optimization study, all of the elements of the feasibility study completed in April 2005 were retained (except for reduced pre-stripping associated with the new pit optimizations). Approximately 491 Million tonnes (Mt) of waste rock will be removed over the mine life, resulting in an average strip ratio of about 1.4:1. The initial starter pit will have a 0.53:1 strip ratio containing 101.5 Mt of ore at 0.67% Cu, 0.21 g/t gold and 1.8 g/t silver. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes per day (9,125 Million tonnes per annum).

The opportunity to increase investment returns with an expanded project capacity is the object of an add-on optimization study to look at throughput rates from 50,000 to 75,000 tonnes per day (or two to three times the size of the base case). This follow-up study, which was designed to maximize shareholder value for Mirador, was focused on converting a significant portion of the current inferred mineral properties to indicated status so that they can be included in the new study (Note: inferred resources are excluded from feasibility study economic analyses).

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

Tabulation of the revised project resources at Mirador using a cut-off of 0.40%Cu is set out in the table below. This work was carried out by MDA under the direction of Steve Ristorcelli, P.Geo., C.P.G., an independent Qualified Person as defined by NI 43-101. The resource estimate is based on 142 drill holes totaling 36284 metres of core.

                                       Revised Mirador Resources
 -----------------------------------------------------------------------------------------------------
                                     Cu Cut-off Grade of 0.40%
 -----------------------------------------------------------------------------------------------------
     Class    Tonnes          Cu         Cu (%)       Au (oz)     Au (g/t)      Ag (oz)       Ag (g/t)
              (000's)     lbs (000's)
 -----------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------
 Measured       52,610        753,000      0.65          360,000     0.21         2,770,000       1.6
 -----------------------------------------------------------------------------------------------------
 Indicated     385,060      5,134,000      0.60        2,380,000     0.19        18,760,000       1.5
 -----------------------------------------------------------------------------------------------------
 Inferred      235,400      2,708,000      0.52        1,250,000     0.17         9,900,000       1.3
 -----------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------
                       Previous Resources from September 2004 Disclosure
 -----------------------------------------------------------------------------------------------------
 Indicated     310,000                     0.65                      0.20
 -----------------------------------------------------------------------------------------------------
 Inferred      315,000                     0.56                      0.17
 -----------------------------------------------------------------------------------------------------

Resource classifications conform to CIM standards on Mineral Properties and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Properties are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling that can be reasonably assumed, but not verified.

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

Updated Technical Report

In December 2005, the company engaged MDA to prepare a technical report in compliance with National Instrument 43-101 to update the technical disclosure on the Mirador Project by incorporating the additional drill results obtained in the summer of 2005 and other information obtained through further work on the property. A copy of MDA's report dated May 18, 2006 and entitled "Technical Report Update on the Copper, Gold and Silver Resource and Pit Optimizations - Mirador Project, Ecuador" is available on SEDAR at www.sedar.com.

Following below is a 3D representation of the company's current view of the Mirador mine site when it is completed for the planned Stage 1 or 25,000 tonnes per day capacity. For Stage 2 or 50,000 tonnes per day capacity, additional tailings management facilities and access would be required.


                MAP OF MIRADOR PROJECT MINE SITE GRAPHIC OMITTED


Environmental Impact Assessment

On May 4, 2006, Corriente announced that the Mirador Project's Environmental Impact Assessment ("EIA") was approved by the Ministry of Energy and Mining ("MEM") of Ecuador.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MEM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MEM in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities, which was carried out in late November and early December 2005.

As a requirement of the MEM's approval of the EIA, the company was required to post US $3,019,539 ($3,518,971) in favour of the MEM as a security deposit against the company's obligations under the EIA. The required security deposit amount will be reviewed on an annual basis by the MEM and will be adjusted as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA to allow for mill, tailings and dump location changes to the original mine plan. Public consultations were successful and the company expects to receive approval of the amended EIA in the first half of 2007.

For the company to receive a mine operating permit for the Mirador Project, approvals for the amended EIA and construction and operating-related permit applications must be received from the MEM and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

Environmental sampling and monitoring work at Mirador and at Mirador Norte
--------------------------------------------------------------------------
The hydrological monitoring program at Mirador commenced in 2004 and currently includes 28 surface sampling points from the local drainages, 12 subsurface sampling points and the main discharge river of Tundayme. The Mirador Norte water sampling program began in 2005 and shares several of the same drainages as Mirador such as the Quimi and Wawayme River. An expanded surface and subsurface water monitoring program for Mirador Norte is currently under design.

On-site engineering and construction
------------------------------------
The permanent camp engineering is continuing to identify the final camp configuration and layout. Due to the remoteness of the mine, it is expected to house the majority of the work force in a permanent camp. The camp is currently being sized for 220 bedrooms, eating facilities for 300 people per meal plus recreational and medical areas.

Power Alternatives
------------------
The company is currently evaluating several viable alternatives for the Mirador Project power supply. The estimated demand for the Mirador Project is 30 MW. The options under consideration include the following:

    1. Connect to an existing hydroelectric plant that is located near the Mirador Project site. With planned expansions, this hydroelectric plant complex will have a capacity of 59 MW.
    2. Develop a potential 56 MW (preliminary evaluation) hydroelectric project located approximately 15 km from the Mirador Project site.
    3. Develop potential 30 MW hydroelectric projects located 70 km from the Mirador Project site.
    4. Connect directly to the Ecuador electrical grid. The company is considering two options for the connection.
    5.   Install an onsite thermal power generation plant.

The above options are being evaluated for economic feasibility, stability, reliability, constructability, and maintainability. The company is confident that it can secure a reliable power supply for the Mirador Project's phase one needs and also for future expansion with several additional hydroelectric options near the Mirador site.

Engineering and Procurement

In March 2006, the company's wholly owned subsidiary, Ecuacorriente S.A. signed a Letter of Award with SNC-Lavalin Chile S.A. ("SNC-Chile"), a member of the SNC-Lavalin Group of Companies of Canada ("SNC-Lavalin"), for full Engineering and Procurement Services for the start-up and expansion of the Mirador Project. SNC-Chile's experienced engineering group has extensive mine design and construction experience in South America, while overall, SNC-Lavalin is one of the leading groups of engineering and construction companies in the world.

Additionally, Ecuacorriente S.A. engaged SNC-Lavalin Engineers & Constructors, Inc. ("SNC-Canada") to prepare an updated feasibility study for the Mirador Project, which will incorporate the results of work done by SNC-Chile, the company and/or its consultants. This feasibility study is expected to be completed in the second quarter of 2007, pending the results of various optimization work being available.

Suspension of Work

In September 2006, Corriente's Board of Directors reviewed the development status of the Mirador Project and approved the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. The company was working on a timeline that had an estimated completion date of the Mirador Project and start of production during the 4th Quarter of 2008. These items were on the critical path to meet that deadline.

In November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces against resource development in general.

After a number of ineffective negotiating sessions were held with the protesters, the federal government asked the company to temporarily suspend its Mirador Project activities to aid in the negotiating process. In order to secure the safety and security of local communities and supporters, Corriente agreed to temporarily halt its field project work.

On January 25, 2007, the company announced that there would be a delay in the start of production at Mirador from late 2008 to approximately mid-2009. This delay is largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This plan was based on having key permits and government agreements completed by January 2007. Since these agreements are still being processed and the company is restricted from resuming planned development activities at Mirador, the Directors elected to minimize the company's Mirador Project obligations.

This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) have been accrued at December 31, 2006. Subsequently, the company was able to sell these partially completed assets to third parties in 2007 for net proceeds of $2,775,000 ($US2,382,000), for which it is awaiting receipt.

Engineering, project planning and procurement timelines for the Mirador Project are currently being adjusted, pending resolution of the protests and other factors including acceptance of the company's amended EIA, receipt of the mine development permit and completion of an investment contract.

Community Relations

The company has designed and implemented its community relations ("CR") plans after identifying the local communities most impacted by the future mining activities and their respective needs. The company's CR plans focus on the critical needs of the communities and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. In 2006, the company had active initiatives and provided financial resources in the areas of education, employment, health, building assistance, environmental preservation, and cultural and economic development programs.

Personnel

Beginning in the second quarter of 2006, the company began hiring key management and technical staff for its Ecuador operating group, focused on the development and operations of the company's Mirador copper-gold project.

Since that time, the company has been able to virtually complete the hiring of its senior management staff in Ecuador, all of whom are focused on the development and operations of the company's Mirador copper-gold project. Management is very pleased with the high level of experienced technical and management expertise that have been attracted to the Mirador Project.

In connection with the Mirador Project timeline extension referenced above, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company expects to record a severance expense of approximately $743,000 ($US 631,000) for the quarter ended March 31, 2007 as a result of this restructuring.

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

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvara Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company's exploration and development activities (see Mirador Project - Suspension of Work) and a delay in the Mirador Project's development timeline. Since President Correa's January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms, which would result in the creation of a Constitutional Assembly and eventual re-writing of the Ecuador Constitution. These reforms are being met with substantial opposition from Congress.

While management believes that the current political climate in Ecuador will stabilize, there can be no certainty that this will be the case in the near future. Presently, management believes that the company's Ecuador operations will not be affected in the long-term and that any disruption to its Mirador Project or other activities will be resolved.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company's Mirador Project property has proven or probable reserves while any planned exploration programs for the company's other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk includes the current high demand for major components and resources utilized in a mine's construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine's construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Properties and Production Risks

The Mineral Resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company's estimated Mineral Properties should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has limited financial resources, has no source of operating cash and cash equivalents flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company's common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of its Mirador mine project. Any such indebtedness could contain covenants which would restrict the company's operations.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

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

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

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

Corriente's policy is to abide by the regulations and requirements of Ecuador and the company's EIA.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure against or which it may elect not to insure where premium costs are disproportionate to the company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence on Key Personnel

The company's development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other of its employees.

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

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Currency Risk

The company's expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk. A breakdown by currency of the company's cash and cash equivalents, net of overdrafts at December 31 was as follows:


                                     2006               2005             2004
--------------------------------------------------------------------------------
 Canadian dollar           $    125,063,312     $   32,349,744      $ 12,366,062
--------------------------------------------------------------------------------
 U.S. dollar             US$      1,756,794   US$       78,200    US$   196,976
--------------------------------------------------------------------------------
 December 31 closing
  exchange rate
  (Cdn$ to US$)                     1.1654              1.1630           1.2020
--------------------------------------------------------------------------------


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

                             MARKETS FOR SECURITIES

The company's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol CTQ, the American Stock Exchange under the symbol ETQ and on the Frankfurt, Munich and Berlin stock exchanges in Germany, under the symbol CRB. The WKN number is 871 464 and the ISIN number is CA22027E1025.

The Toronto Stock Exchange reported the following price ranges and volumes traded in respect of the company's shares in each month of the fiscal year ended December 31, 2006:

==============================================================================
Month                   High              Low                  Volume

January 2006              $5.25            $4.12              3,031,415

February 2006             $5.47            $4.75              2,975,453

March 2006                $5.13            $4.10              1,905,710

April 2006                $7.74            $4.87              5,604,454

May 2006                  $7.48            $4.79              7,999,728

June 2006                 $5.71            $4.21              4,298,519

July 2006                 $5.16            $4.26              1,941,680

August 2006               $5.50            $4.56              3,172,962

September 2006            $5.76            $4.25              2,714,997

October 2006              $5.25            $4.06              3,066,038

November 2006             $6.08            $4.73              8,514,084

December 2006             $5.55            $4.02              4,091,130
==============================================================================

                             DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held with the company and principal occupations of the directors and officers of the company, as of the date of this Annual Information Form, are as follows:


Listing of Directors and Officers

Name, Municipality of Residence and         Director Since          Principal Occupation
-----------------------------------         --------------          During Previous Five Years
Position with the company                                            --------------------------
-------------------------

KENNETH R. SHANNON                          January 8, 1992         Chief Executive Officer of the company; geologist
Surrey, British Columbia                                            and mining consultant
Chief Executive Officer and Director

THOMAS E. MILNER                            N/A                     President of the company since September 2005; Chief
Williams Lake, British Columbia                                     Operating Officer (1994 - 2005) and Director of
President                                                           Taseko Mines Ltd. (2004 - 2005)

DANIEL A. CARRIERE                          N/A                     Senior Vice-President of the company, January 2004
Vancouver, British Columbia                                         to present; President, Carriere Financial Services
Senior Vice-President                                               (private consulting company), 1990 to December 2003

DARRYL F. JONES                             N/A                     Chief Financial Officer and Corporate Secretary of
Surrey, British Columbia                                            the company, January 2004 to present; President,
Corporate Secretary and Chief                                       Excape, Inc. (private U.S. holding company), August
Financial Officer                                                   2002 to December 2004; Vice-President Finance & CFO,
                                                                    Excape, Inc., March 1999 to July 2002

RICHARD P. CLARK(1) (2) (3)                 July 30, 1996           President, Red Back Mining Inc., June 2000 to present
North Vancouver, British Columbia
Director

DAVID G. UNRUH (1) (2) (3*)                 January 4, 2006         Non-executive Vice Chair of both Westcoast Energy
West Vancouver, British Columbia                                    Inc. and Union Gas Limited, April 2003 to June 2005;
Director                                                            Senior Vice President and General Counsel, Duke
                                                                    Energy Gas Transmission Corporation, March 2002 to
                                                                    April 2003; Senior Vice President, Law and Corporate
                                                                    Secretary,  Westcoast Energy Inc., 1993 to March 2002

ANTHONY F. HOLLER (2*) (3)                  September 10, 2003      Non-executive Chairman of the company since May
Vancouver, British Columbia                                         2006; Chief Executive Officer and Director of ID
Chairman and Director                                               Biomedical Corporation, 1988 to December 2005

G. ROSS MCDONALD  (3)                       January 7, 2004         Chartered accountant, former Chief Financial Officer
North Vancouver, British Columbia                                   of the company, 1997 to January 2004
Director

DALE C. PENIUK (1*)                         September 8, 2006       Chartered accountant, Assurance Partner from 1996 to
West Vancouver, British Columbia                                    March 2006, KPMG LLP Chartered Accountants
Director

(1)      Members of the Audit Committee
(2)      Members of the Compensation Committee
(3)      Members of the Corporate Governance and Nominating Committee
*        Committee Chair


All of the above directors stand for election at each annual general meeting of the company. The present term of office of each of the directors will expire at the company's annual general meeting in May 2007.

Shareholdings of Directors and Officers

To the knowledge of the company, as of the date hereof, all directors and senior officers of the company, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 9,038,141 common shares, or approximately
12.1 % of the company's issued and outstanding shares.

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

Composition of the Audit Committee

The audit committee presently consists of Dale C. Peniuk (Chair), Richard P. Clark, and David G. Unruh.

The board of directors of Corriente has determined, in accordance with Multilateral Instrument 52-110 - Audit Committees of the Canadian Securities Administrators ("MI 52-110"), that each member of the audit committee is both financially literate and independent.

Relevant Education and Experience

The education and experience of each member of the audit committee that is relevant to the performance of his responsibilities as an audit committee member is described below:

Dale C. Peniuk      Until March 2006, Mr. Peniuk was an assurance partner with
                    KPMG's Vancouver office specializing in the mining area and the leader of KPMG's Vancouver office mining industry group.
                    He was the lead audit engagement partner for a number of KPMG's Vancouver mining company clients. In addition to his expertise with Canadian GAAP and reporting standards, he has significant experience dealing with US GAAP and International Financial Reporting Standards. He also has been actively involved in the corporate finance area for his clients, including assistance with financings, due diligence on potential merger and acquisition opportunities and divestiture transactions. Mr. Peniuk is a member in good standing of the Institute of Chartered Accountants of BC.

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

David Unruh         Mr. Unruh earned a Bachelor of Arts degree in 1966 and a
                    Bachelor of Laws in 1970 from the University of Manitoba.
                    Mr. Unruh joined Westcoast Energy Inc. as Senior Vice
                    President, Law and Corporate Secretary in 1993 and continued in that role until March 14, 2002. From March 15, 2002 until his retirement on April 1, 2003, he was Senior Vice
                    President and General Counsel for Duke Energy Gas
                    Transmission's North American operations following which from April 1, 2003 to June 30, 2005 he became non-executive
                    Vice Chair of both Westcoast Energy Inc. and Union Gas
                    Limited. He is a Director of Westcoast Energy Inc., Union
                    Gas Limited, Ontario Power Generation Inc., Pacific Northern
                    Gas Ltd., Canada Line Rapid Transit Inc. and The Wawanesa
                    Mutual Insurance Company.

Pre-Approval Policies and Procedures

The audit committee must pre-approve all non-audit services to be provided to the company by its external auditors. The audit committee may delegate that authority to any member of the committee, provided that a report on any such pre-approval is made to the committee at its next scheduled meeting.

External Auditor Service Fees

The following table sets forth, by category, the fees billed by PricewaterhouseCoopers LLP, Corriente's auditors, for the years ended December 31, 2006 and 2005:

         --------------------------------------------------------------------
         Fee Category                                Fees Billed
                                               2006                   2005

         Audit fees (1)                    $ 77,831               $ 38,994
         Audit-related fees (2)             124,809                 89,788
         Tax fees (3)                        60,192                      -
         All other fees (4)                       -                    980
         --------------------------------------------------------------------
         Total                            $ 262,832              $ 129,762
         ====================================================================

(1) The aggregate fees billed by PricewaterhouseCoopers LLP, the company's Independent Registered Chartered Accountant, for the fiscal years ended December 31, 2006 and 2005 for professional services rendered by PricewaterhouseCoopers LLP for the audit of the company's annual financial statements or services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for such years were $77,831 and $38,994, respectively.

(2) The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the company's financial statements and are not reported above as audit fees were $124,809 and $89,788, respectively. Professional services provided in 2006 included review services and issue of comfort letters relating to the company's December 2005 and May 2006 short-form prospectuses, meetings and discussions regarding US registration and review of interim financial statements for both the short-form prospectuses and US registration, and internal controls and related compliance efforts.

(3) The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2005 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $60,192 and $Nil, respectively. No tax services were provided during 2005.

(4) The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2005 for products and services provided by PricewaterhouseCoopers LLP, other than the services reported in the preceding three paragraphs, were $Nil and $980, respectively.


                          TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the company's shares is Computershare Trust Company through its offices located in Vancouver, British Columbia, Toronto, Ontario and Denver, Colorado.


                               MATERIAL CONTRACTS

There are no contracts that may be considered material to the company, other than contracts entered into in the ordinary course of business, that have been entered into by the company in the past fiscal year or that have been entered into by the company in a previous fiscal year and are still in effect.


                              INTERESTS OF EXPERTS

The auditors of the company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the company in accordance with the rule of professional conduct in British Columbia, Canada.

                             ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the company's securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, if applicable, is contained in the company's information circular in connection with the company's upcoming annual general meeting to be held May 24, 2007, a copy of which will be filed on SEDAR at www.sedar.com in April 2007.

Additional financial information is available in the company's audited financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2006, a copy of which has been filed on SEDAR at www.sedar.com. For copies of documents, please contact the company at 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone (604) 687-0449, fax (604) 687-0827.

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

3.10 The Committee will oversee management's evaluation of design and effectiveness of:

         (a) disclosure controls and procedures; and

         (b) internal controls over financial reporting.


3.11 The Committee will also have such other duties and responsibilities as are delegated to it from time to time by the Board.

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

This mandate supersedes and replaces all prior terms of reference pertaining to the Committee and was adopted by a resolution of the Board effective March 29, 2007.

                /s/ Darryl F. Jones
                ____________________
                Darryl F. Jones
                Corporate Secretary

                                                                  DOCUMENT NO. 2

                       MANAGEMENT'S DISCUSSION & ANALYSIS
             (Expressed in Canadian dollars unless otherwise noted)


                                                                  March 29, 2007


Management's Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of Corriente Resources Inc. ("Corriente" or "the company") and the notes thereto for the fiscal year ended December 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), consistently applied. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements included in this Management's Discussion and Analysis ("MD&A") are forward-looking statements. They include estimates and statements that describe the company's future plans, objectives, goals and expectations, including words to the effect that the company or management expects a stated condition or result to occur. Wherever possible, words such as "anticipate", "may", "will", "expect", "believe", "plan" and other similar expressions have been used to identify these forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the company's management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. For a comprehensive review of risk factors, please refer to the section entitled "Risk Factors" in both the company's Annual Information Form and this MD&A, each as filed on SEDAR. The company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances. Readers are cautioned not to put undue reliance on these forward-looking statements.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 ("NI 43-101"), Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission ("SEC"). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the audited annual consolidated financial statements and notes thereto and the accompanying MD&A and other information contained therein. Additionally, it is management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's management is accountable to the Board of Directors ("Directors"), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the audited annual consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves all audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the company's annual consolidated financial statements in accordance with generally accepted auditing standards in Canada. The auditors have complete access to the Audit Committee to discuss audit, financial reporting and other related matters resulting from the annual audit as well as to assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Corriente's corporate governance policies are described on the company's website (www.corriente.com) and in its Information Circular prepared for the May 2006 Annual General Meeting of shareholders, which is available for review on SEDAR. The disclosure statement included therein was prepared by the company's Corporate Governance Committee and approved by the Directors. An updated version of that material will be included in the Information Circular for the company's May 2007 Annual General Meeting and be available for review on SEDAR in April 2007.

Disclosure Controls

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company. Corriente has daily, weekly, monthly and annually-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure controls and procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

o identification of continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

o identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

o establishment of timetables for the preparation and adequate review of reportable information.

o procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from experts whose reports are included or referred to in any disclosure.

o procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

o procedures for the identification and reporting to the Audit Committee of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.

o ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

o    ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they will be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

The notes to Corriente's annual consolidated financial statements include a reconciliation to United States generally accepted accounting principles ("US GAAP"). During the preparation of the 2006 Canadian to US GAAP reconciliation for mineral exploration costs, the company determined that an error occurred in the 2005 reconciliation. Consequently, the company restated its 2005 US GAAP financial results to correct this error, with the result that 2005 mineral exploration costs expensed under U.S. GAAP totalling $2,741,988 should have been shown as $8,598,789. This restatement resulted in a basic and diluted loss per share for U.S. GAAP purposes of $0.26 for 2005 and not $0.13 as disclosed in the 2005 financial statements. As a result of this restatement, management has determined that its disclosure controls and procedures were not fully operating effectively in the prior year.

Based upon its evaluation, management has determined that as at December 31, 2006, the company's disclosure controls and procedures were effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of its annual filings for external purposes in accordance with Canadian and US GAAP.

Internal Controls Over Financial Reporting

Management has designed, established and is maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with Canadian generally accepted accounting principles.

No change in the company's internal control over financial reporting has occurred during the company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the company's internal controls over financial reporting.

General Corporate

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold mineral properties located primarily in the Rio Zamora copper porphyry district (known as the "Corriente Copper Belt"), in Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain mineral property concessions in the Corriente Copper Belt, the most advanced of which is the Mirador Project. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, although the company has the right to reduce the NSR to 1% for the Mirador, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such property.

Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt (the "Belt"). The company has identified four copper and copper-gold porphyry deposits in the Belt: Mirador; Mirador Norte; Panantza; and San Carlos. Corriente is currently moving towards construction of a starter project at its Mirador/Mirador Norte copper-gold project (the "Mirador Project"). Management believes that the Mirador Project is one of the few new, sizeable copper projects in the world available for production by 2010. Exploration activities are planned or ongoing for Panantza and San Carlos and six additional copper and copper-gold exploration targets that have been identified in the Belt to date.

The company's executive head office is located in Vancouver, Canada while its Ecuador operations are run from its Ecuador operations' office located in Quito, Ecuador. The company has camp locations at the company's major projects. With the exception of short-term operational requirements for its Ecuador operations, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff located in Vancouver and Quito, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

The company's shares began trading on the American Stock Exchange on April 6, 2006. As a result, the company now trades on the Toronto Stock Exchange (under the symbol CTQ) and the American Stock Exchange (under the symbol ETQ).

Board of Directors

Leonard Harris retired from the company's Board of Directors on June 21, 2006.

In September 2006, the company appointed Dale C. Peniuk, C.A. to its Board of Directors. Until early 2006, Mr. Peniuk was an assurance partner with KPMG LLP Chartered Accountants in their Vancouver office, specializing in the mining area, and was the leader of KPMG Vancouver office's mining industry group. He was the lead audit engagement partner for a number of KPMG Vancouver's mining company clients, including several companies with advanced development projects, producing mines and smelter/refinery operations in North and South America.

Mr. Peniuk has been a member of the Institute of Chartered Accountants of British Columbia's Public Company Technical Forum since 2000 and is currently the Chair of that committee. Mr. Peniuk currently provides financial consulting services to the mining industry and serves as a director of one other public company.

With the addition of Mr. Peniuk, the company's Board of Directors is composed of five non-management directors and one management director. Mr. Peniuk chairs the company's Audit Committee.

Corporate Structure

During 2006, the company incorporated four new subsidiaries for the purposes of facilitating the Mirador Project's infrastructure. Additionally, the company has identified certain gold concession targets, which are being evaluated towards a spin-off of these concessions to the company's shareholders - see Tundayme/Piedra Liza Gold Exploration Targets - Proposed Spin-off (below).

Incentive Stock Option Plan

At its May 25, 2006 Annual General Meeting, the company sought and obtained approval to amend the company's Incentive Stock Option Plan (the "Plan") to change the number of shares that may be reserved for grant under the Plan to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option. This amendment was also approved by the Toronto Stock Exchange.

The following summarizes the stock options granted in 2006:

   ------------------------ ---------------------- ---------- --------------------------- ---------------
        Date of grant          Date of expiry      Exercise             Recipients           Granted
                                                     Price
   ------------------------ ---------------------- ---------- --------------------------- ---------------
   January 23, 2006         January 23, 2009        $ 4.50    Director                           25,000
   February 6, 2006         February 6, 2011          5.25    Head office personnel             400,000
   May 22, 2006             May 22, 2011              5.50    Subsidiary personnel               60,000
   June 1, 2006             June 1, 2011              5.35    Directors                         125,000
   June 1, 2006             June 1, 2011              5.35    Subsidiary personnel               85,000
   August 31, 2006          August 31, 2011           5.37    Head office personnel             100,000
   September 13, 2006       September 13, 2011        5.10    Directors                          75,000
   September 29, 2006       September 29, 2011        4.70    Subsidiary personnel              345,000
   December 18, 2006        December 18, 2011         4.59    Subsidiary personnel              150,000
   December 18, 2006        December 18, 2011         4.59    Head office personnel              10,000
   ------------------------ ---------------------- ---------- --------------------------- ---------------
                                                              Granted in 2006                 1,375,000
   ======================== ====================== ========== =========================== ===============

The following is a summary of stock option transactions during 2006:

   --------------------------------------------------------- --------------------- ----------------------
                                                                 Number of shares       Weighted average
                                                                                          exercise price
   Balance at December 31, 2005                                       2,855,000                    $1.89
   Granted in 2006                                                    1,375,000                     5.05
   Exercised in 2006                                                 (1,770,000)                    1.33
   Terminated in 2006                                                   (25,000)                    5.35
   --------------------------------------------------------- --------------------- ----------------------

   Balance at December 31, 2006                                       2,435,000                    $4.05
   ========================================================= ===================== ======================


Effective February 1, 2006 the company's Board of Directors revised certain stock option policies to include expiry dates five years from the date of grant and the following vesting provisions:

o Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company's Board of Directors.

o Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company's Board of Directors.

Of the 1,375,000 options granted during 2006, 123,436 had vested, 1,226,564 had not yet vested and 25,000 were terminated as of December 31, 2006. As at December 31, 2006, 1,208,436 of the company's 2,435,000 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

Outstanding Share Data

The company's authorized capital consists of 100,000,000 common shares without par value. As at March 28, 2007, there are issued and outstanding 74,752,393 common shares, and options to purchase an aggregate of 2,550,000 common shares, of which 1,219,997 had vested in accordance with the above-referenced vesting provisions.

Mirador Project

Exploration at Mirador in 2006 focused on delimiting the mineralization of the Mirador Norte deposit to 100m drill spacing, with a total of 6780 metres in 39 core holes. A total of 2,149 samples from this drilling were assayed and accrued to the database with geological, geotechnical and geomechanical logging following the company's standard quality assurance / quality control procedures and logging protocols. The program was designed to provide geological and grade information to support a resource estimate.

Corriente engaged Mine Development Associates ("MDA") of Reno, Nevada in August 2006 to generate a block model and provide a mineral resource estimate for the Mirador Norte deposit, in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in NI 43-101. MDA's Technical Report, issued in November 2006, reported new resources for the Mirador Norte deposit to include Indicated resources of 171Mt of 0.51% copper and 0.09 g/t gold (containing 1.9 billion pounds of copper and 490,000 oz gold) and Inferred resources of 45Mt at a grade of 0.51% copper and 0.07 g/t gold (containing 500 million pounds of copper and 100,000 oz gold). Both Indicated and Inferred resources were estimated at a 0.4% copper cut-off. These results were estimated from 68 diamond drill holes totalling over 13,000 metres of coring. This deposit is exposed at surface, but open at depth and to the south. The Qualified Person for the disclosure on Mirador and Mirador Norte resources is Steven Ristorcelli of MDA.

With the copper and gold mineral resources identified at Mirador Norte, the estimated resources available for processing by the planned Mirador Project concentrator increased by 28% to 11 billion pounds of copper.

Mirador Norte is located less than 1,000 metres from the planned Mirador Project milling facility. Confirmation of resources at Mirador Norte provides additional options for Mirador development that includes access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

Going forward, various combined mine planning options are being evaluated to maximize the economic returns using a common milling facility from resources that have been identified at Mirador and Mirador Norte. A program of metallurgical testing is already underway to confirm the company's expectation that the Mirador Norte mineralization will behave in a similar fashion to Mirador and can be processed using the same mill circuit.

Environmental sampling and monitoring work at Mirador and at Mirador Norte
--------------------------------------------------------------------------
The hydrological monitoring program at Mirador commenced in 2004 and currently includes 28 surface sampling points from the local drainages, 12 subsurface sampling points and the main discharge river of Tundayme. The Mirador Norte water sampling program began in 2005 and shares several of the same drainages as Mirador such as the Quimi and Wawayme River. An expanded surface and subsurface water monitoring program for Mirador Norte is currently under design.

On-site engineering and construction
------------------------------------
The permanent camp engineering is continuing to identify the final camp configuration and layout. Due to the remoteness of the mine, it is expected to house the majority of the work force in a permanent camp. The camp is currently being sized for 220 bedrooms, eating facilities for 300 people per meal plus recreational and medical areas.

Power Alternatives
------------------
The company is currently evaluating several viable alternatives for the Mirador Project power supply. The estimated demand for the Mirador Project is 30 MW. The options under consideration include the following:

    1. Connect to an existing hydroelectric plant that is located near the Mirador Project site. With planned expansions, this hydroelectric plant complex will have a capacity of 59 MW.
    2. Develop a potential 56 MW (preliminary evaluation) hydroelectric project located approximately 15 km from the Mirador Project site.
    3. Develop potential 30 MW hydroelectric projects located 70 km from the Mirador Project site.
    4. Connect directly to the Ecuador electrical grid. The company is considering two options for the connection.
    5.   Install an onsite thermal power generation plant.

The above options are being evaluated for economic feasibility, stability, reliability, constructability, and maintainability. The company is confident that it can secure a reliable power supply for the Mirador Project's phase one needs and also for future expansion with several additional hydroelectric options near the Mirador site.

Engineering and Procurement
---------------------------
In March 2006, the company's wholly owned subsidiary, Ecuacorriente S.A. signed a Letter of Award with SNC-Lavalin Chile S.A. ("SNC-Chile"), a member of the SNC-Lavalin Group of Companies of Canada ("SNC-Lavalin"), for full Engineering and Procurement Services for the start-up and expansion of the Mirador Project. SNC-Chile's experienced engineering group has extensive mine design and construction experience in South America, while overall, SNC-Lavalin is one of the leading groups of engineering and construction companies in the world.

Additionally, Ecuacorriente S.A. engaged SNC-Lavalin Engineers & Constructors, Inc. ("SNC-Canada") to prepare detailed engineering for the Mirador Project, which will incorporate the results of work done by SNC-Chile, the company and/or its consultants.

Environment Impact Assessment ("EIA")
-------------------------------------
On May 4, 2006, Corriente announced that the Mirador Project's EIA was approved by the Ministry of Energy and Mining ("MEM") of Ecuador.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MEM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MEM in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities, which was carried out in late November and early December 2005.

As a requirement of the MEM's approval of the EIA, the company was required to post US $3,019,539 ($3,518,971) in favour of the MEM as a security deposit against the company's obligations under the EIA. The required security deposit amount will be reviewed on an annual basis by the MEM and will be adjusted as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA to allow for mill, tailings and dump location changes to the original mine plan. Public consultations were successful and the company expects to receive approval of the amended EIA in the first half of 2007.

For the company to receive a mine operating permit for the Mirador Project, approvals for the amended EIA and construction and operating-related permit applications must be received from the MEM and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

Suspension of Work
------------------
In September 2006, Corriente's Board of Directors reviewed the development status of the Mirador Project and approved the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. The company was working on a timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

In November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the federal government asked the company to temporarily suspend its Mirador Project activities to aid in the negotiating process. In order to secure the safety and security of local communities and supporters, Corriente agreed to temporarily halt its field project work.

On January 25, 2007, the company announced that there would be a delay in the start of production at Mirador from late 2008 to approximately mid-2009. This delay is largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This plan was based on having key permits and government agreements completed by January 2007. Since these agreements are still being processed and the company is restricted from resuming planned development activities at Mirador, the Board of Directors elected to minimize the company's Mirador Project obligations.

This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) have been accrued at December 31, 2006. Subsequently, the company was able to sell these partially completed assets to third parties in 2007 for net proceeds of $2,776,000 ($US2,382,000), for which it is awaiting receipt.

Engineering, project planning and procurement timelines for the Mirador Project are currently being adjusted, pending resolution of the protests and other factors including acceptance of the company's amended EIA, receipt of the mine development permit and completion of an investment contract.

Community Relations
-------------------
The company has designed and implemented its community relations ("CR") plans after identifying the local communities most impacted by the company's future mining activities and their respective needs. The company's CR plans focus on the critical needs of the communities and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. In 2006, the company had active initiatives and provided financial resources in the areas of education, employment, health, building assistance, environmental preservation, and cultural and economic development programs.

Personnel
---------
Beginning in the second quarter of 2006, the company began hiring key management and technical staff for its Ecuador operating group, focused on the development and operations of the company's Mirador copper-gold project. Management is very pleased with the high level of experienced technical and management expertise that have been attracted to the Mirador Project.

In connection with the Mirador Project timeline extension referenced above, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company expects to record a severance expense of approximately $743,000 ($US 631,000) for the quarter ended March 31, 2007 as a result of this restructuring.

Exploration

Panantza-San Carlos
-------------------
Corriente is currently about halfway through the first phase of 16000 metres of drilling on the Panantza project. This is the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, which is designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity with aggregate inferred resources of 1.05 billion tonnes at a grade of 0.63% copper. As the two mineralized centres are only four kilometres apart, the plan will be to provide a single processing facility for both open pits with concentrator mill throughputs of up to 150,000 tonnes/day.

Previous inferred resources at Panantza, using a 0.4% copper cut-off, total approximately 395 million tonnes grading 0.67% copper containing 5.8 billion pounds of copper. Inferred resources at San Carlos total approximately 657 million tonnes grading 0.61% copper and containing 8.8 billion pounds of copper. The new drilling will attempt to expand the resources and convert inferred resources to the indicated category.

Panantza, which is located in southeast Ecuador approximately 40 km north of our Mirador Project, was last drilled in 2001. Results from the previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383m of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

One purpose of this drilling was to define the southern edge of Panantza's mineralization. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the south and west.

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current inferred resource estimate based on these drill holes is 657 million tonnes at 0.61% copper, calculated at a 0.4% copper cut-off.

The Qualified Person for this disclosure is John Drobe, P. Geo, Chief Geologist for the company.

The company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development that has been built around the nearby Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine.

Tundayme/Piedra Liza Gold Exploration Targets - Proposed Spin-off
-----------------------------------------------------------------
Corriente recently engaged an independent consultant to complete a review of its Ecuador gold concession package totalling 6,600 hectares containing encouraging gold targets that are not part of the company's foreseeable copper development programs within the Corriente Copper Belt. Following completion of this review and accompanying 43-101 Technical Report, the company plans to distribute ownership of these concession rights to existing shareholders in the second quarter of 2007.

The gold concessions include the Tundayme prospect, which is immediately adjacent to Corriente's Mirador copper deposit land holdings and is approximately 15 km from Aurelian Resources Inc.'s newly discovered Fruta del Norte gold zone. The Tundayme prospect has approximately 8 km of north-south trending structures that extend along strike to the Mirador Project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling performed by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. Also included is a second set of concessions approximately 50 km southwest of Mirador called the Piedra Liza prospect. Within the Piedra Liza prospect, four clusters of anomalous gold soil samples occur over a 6 km trend that is on-strike and north of the Nambija area, which has produced over three million ounces of gold by local estimates. Follow-up ground work identified altered rock samples with maximum gold values at 1 - 4 g/t. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist for the company.

Corriente is a copper development company and remains focused on moving its Mirador copper-gold project into production, along with development of the large Panantza-San Carlos copper complex in the north of the Corriente Copper Belt. The Tundayme and Piedra Liza gold prospects are not considered core to Corriente's copper growth plans and will be transferred to a new corporation that will be financed separately from Corriente.

Financial Results of Operations

All of the financial information referenced below is expressed in Canadian dollars and has been prepared in accordance with Canadian GAAP, applied on a consistent basis.

   -------------------------------------------------
   Financial Data for Last Three Fiscal Years
   -------------------------------------------------
   -------------------------------------------------------------------------------------------
   Fiscal year ended                                    Dec 31-06     Dec 31-05     Dec 31-04
   -------------------------------------------------------------------------------------------
   Total revenues (000's)                                  $ 0           $ 0           $ 0
   -------------------------------------------------------------------------------------------
   Loss (income) before extraordinary items (000's)   $ (1,403)      $ 3,344         $ 714
   -------------------------------------------------------------------------------------------
   Loss (income) (000's)                              $ (1,403)      $ 3,344         $ 714
   -------------------------------------------------------------------------------------------
   Basic and diluted loss (income) per share           $ (0.02)       $ 0.07        $ 0.02
   -------------------------------------------------------------------------------------------
   Cash and cash equivalents (000's)                 $ 127,110      $ 32,441      $ 12,603
   -------------------------------------------------------------------------------------------
   Total assets (000's)                              $ 195,997      $ 67,100      $ 40,502
   -------------------------------------------------------------------------------------------
   Total long-term financial liabilities (000's)           $ 0           $ 0           $ 0
   -------------------------------------------------------------------------------------------
   Total shareholders' equity (000's)                $ 188,737      $ 66,124      $ 39,755
   -------------------------------------------------------------------------------------------
   Cash dividends declared per share                    $ 0.00        $ 0.00        $ 0.00
   -------------------------------------------------------------------------------------------

The company's operations during the year ended December 31, 2006 produced income of $1,403,028 or $0.02 per share (basic and diluted) compared to a loss of $3,344,139 or $0.07 per share for 2005 and $714,062 or $0.02 per share for 2004.
In years of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive. As the company has not owned any revenue-producing mineral properties, no mining revenues have been recorded to date. The income in 2006 was due to the interest income earned on the company's cash and cash equivalents balances. Interest income increased significantly to $3,994,855 in 2006 from $209,422 in 2005 and $382,237 in 2004, due to much higher cash and cash equivalents balances invested and generally higher interest rates. The company also realized a gain of $336,253 (2005 - loss of $96,877; 2004 - gain of $199,323) on securities sold in 2006, which had been received as proceeds from the sale of previously-written off assets to third parties in prior years.

Deferred mineral property development and acquisition charges on the company's Mirador Project and exploration target projects within the Corriente Copper Belt totalled $27,043,105 for 2006 versus $8,985,744 during 2005 and $8,662,891 for
2004, reflecting the company's significant work in furthering development of the Mirador starter mine. As in recent years, all exploration work in 2006 was contained to the company's Corriente Copper Belt mineral properties.

Total administration expenses increased for 2006 to $2,949,131 from $2,639,979 in 2005 and $1,778,010 in 2004. The increase in 2006 is primarily due to an overall increase in activity. Legal and accounting fees increased to $536,589 (2005 - $149,214; 2004 - $82,459) due to work related to the company's April 2006 successful listing on the American Stock Exchange and preliminary work throughout the year regarding compliance with upcoming regulatory requirements. Management fees, wages and benefits, which includes non-cash stock-based compensation expense, decreased to $1,458,749 (2005 - $1,811,185; 2004 -
$1,146,396). Excluding non-cash stock-based compensation expense, management fees, wages and benefits increased to $891,015 (2005 - $586,911; 2004 - $436,972) due to an increase in management salaries and directors fees as a result of an annual review of senior management compensation performed by the Compensation Committee of the Board of Directors, and also a higher number of support staff. Regulatory fees increased significantly to $192,625 (2005 - $56,071; 2004 - $26,735) due to increased stock exchange sustaining fees based on the company's higher market capitalization and also the fact that the company is trading on an additional major stock exchange. Travel increased to $124,156 (2005 - $91,378; 2004 - $74,053) due to increased out-of-town shareholder presentations and more corporate development activities. Office and related expenses increased to $234,463 (2005 - $172,617; 2004 - $157,157) mainly due to the outsourcing of information technology support and higher insurance costs.

Included in management fees, wages and benefits was non-cash stock-based compensation expense of $567,734 for 2006, $1,224,274 for 2005 and $709,424 for
2004, for which an equivalent amount was added to shareholders' equity. These amounts reflected the fair value of stock options vested as calculated using the Black-Scholes Option Pricing Model.

------------------------------------------------------------------------------------------------------------------
                                     Financial Data for Last Eight Quarters
------------------------------------------------------------------------------------------------------------------
Three months ended        Dec-06     Sep-06     Jun-06      Mar-06     Dec-05     Sep-05     Jun-05     Mar-05
------------------------------------------------------------------------------------------------------------------
Total revenues (000's)         $ 0        $ 0        $ 0        $ 0         $ 0        $ 0        $ 0        $ 0
------------------------------------------------------------------------------------------------------------------
Loss (earnings) (000's)     $ (886)    $ (478)    $ (227)     $ 188     $ 3,272    $ 1,404      $ 378   $ (1,710)
------------------------------------------------------------------------------------------------------------------
Loss (earnings) per        $ (0.01)   $ (0.01)    $ 0.00     $ 0.00      $ 0.07     $ 0.03     $ 0.01    $ (0.04)
share
------------------------------------------------------------------------------------------------------------------

As the company has not had any revenue-producing mineral properties, no mining revenues have been recorded to date. The significant income generated in the last seven months of 2006 was due to higher cash and cash equivalents balances (due to receipt of funds pursuant to the public offering financing that closed in May 2006) invested and generally higher interest rates. In the second quarter of 2006, the company realized a gain on the receipt and sale of shares received from prior years' asset sales. In the fourth quarter of 2005, the company's significant loss was mainly due to the write-down of previously deferred power project costs and in the first quarter of 2005, the company's significant income was due to the gain recorded on the receipt of shares on assets previously written off.

In recent years, the company's losses generally reflected the impact and timing of the recording of non-cash stock-based compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options vested, offset by interest income earned from cash and cash equivalents on hand.

Related Party Transactions

Included in management fees, wages and benefits expense, mineral property expenditures and corporate development and shareholder expenses are expenditures of $Nil (2005 - $48,599; 2004 - $124,194), $Nil (2005 - $60,500; 2004 - $ Nil)
and $Nil (2005 - $Nil; 2004 - $66,667), respectively, for the year ended December 31, 2006 in respect of administrative and technical services provided by companies affiliated with employed officers. Included in legal and accounting are fees of $2,600 (2005 - $ 710; 2004 - $ Nil) for the year ended December 31, 2006 in respect of tax services provided by a firm employing a director of the company.

Fourth Quarter

During the fourth quarter of 2006, the company's cash and cash equivalents balance decreased by $7,557,868, predominantly due to development and exploration costs in Ecuador. Additionally, the company recorded income in the fourth quarter of 2006 of $885,340, which was due primarily to the earning of $1,506,888 in interest income. Offsetting this was legal and accounting fees in the fourth quarter totalling $222,518, reflecting preliminary work regarding compliance with upcoming regulatory requirements and an increase in estimated audit fees for the current year. Corporate development and shareholder expenses totalled $153,195 because of increased investor relations activities.

Subsequent Events

Subsequent to December 31, 2006 the company granted 290,000 options to certain employees at a price of $4.10.

On January 25, 2007, the company announced that it was extending the Mirador Project development timeline as key permits and government agreements had not been received consistent with the accelerated project plan. This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of of $2,951,000 ($US2,532,000) have been accrued at December 31, 2006. Subsequently, the company was able to sell these partially completed assets to third parties in 2007 for net proceeds of $2,776,000 ($US2,382,000), for which it is awaiting receipt..

In connection with this timeline extension, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company expects to record a severance expense of approximately $743,000 ($US 631,000) for the quarter ended March 31, 2007 as a result of this restructuring.

Accounting Estimates, Policies and Standards

As a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements, which can be found on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results.

Mineral Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold, abandoned, the company's mineral rights allowed to lapse or written down to fair value if the properties are impaired.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

Asset impairment

When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 "Impairment of Long-Lived Assets".

Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised can have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in note 6 (c) of the company's consolidated financial statements for the year ended December 31, 2006.

Environmental protection practices

The company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The company conducts its mineral exploration and development activities in compliance with applicable environmental protection legislation. The company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the company.

Liquidity and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles ("GAAP"). Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or US GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at December 31, 2006 was $120,064,518, compared to $31,621,262 at December 31, 2005 and $12,505,593 at December 31, 2004. The increases for 2006 and 2005 are primarily due to public offerings completed on May 25, 2006 that raised net proceeds of $117,662,735 and on December 29, 2005 that raised net proceeds of $27,853,364.

The main cash and cash equivalents flows applied to investing activities during the year ended December 31 2006 were for mineral property expenditures mainly associated with the development of the planned Mirador mine of $21,553,066 (2005
- $8,642,746; 2004 - $8,452,935), a security deposit of US$3,019,539
($3,518,971) with the Ministry of Energy and Mining of Ecuador for the Mirador Project EIA, payments to acquire property, plant and equipment of $1,882,845 (2005 - $154,859; 2004 - $213,820) and expenditures on the Sabanilla Power Project of $Nil (2005 - $1,034,449; 2004 - $1,704,662). Proceeds from sales of marketable securities resulted in additional cash proceeds of $336,253 (2005 - $2,339,123; 2004 - $529,323).

As at December 31, 2006, the company had 74,752,393 (fully diluted - 77,187,393) common shares issued and outstanding versus 53,751,393 (fully diluted - 56,606,393) and 45,421,393 (fully diluted - 49,055,141) for 2005 and 2004, respectively. There was one public offering in 2006 of 19,231,000 common shares that raised $125,001,500 before issue costs of $7,338,765 and one public offering in 2005 of 7,605,000 common shares that raised $30,039,750 before issue costs of $2,186,386. There were no share offerings in 2004.

Also contributing to the increase in working capital was cash and cash equivalents received from the exercise of stock options. In 2006, 1,770,000 (2005 - 475,000; 2004 - 315,000) stock options were exercised, generating proceeds of $2,354,950 (2005 - $435,250; 2004 - $304,350).

There were no share purchase warrants outstanding or exercised in 2006, but in 2005, 250,000 (2004 - 3,500,098) warrants were exercised, for proceeds of $200,000 (2004 - $3,928,512).

Subsequent to December 31, 2006, the company granted 290,000 options to head office personnel at an exercise price of $4.10 per share. To date, no other share or security issues have occurred subsequent to December 31, 2006.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to fund the company's administrative overhead for the next several years, substantial capital is required to complete the company's Mirador Project and other Corriente Copper Belt resource development. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

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

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvara Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company's exploration and development activities (see Mirador Project - Suspension of Work) and a delay in the Mirador Project's development timeline.

Since President Correa's January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms, which would result in the creation of a Constitutional Assembly and eventual re-writing of the Ecuador Constitution. These reforms are being met with substantial opposition from Congress.

While management believes that the current political climate in Ecuador will stabilize, there can be no certainty that this will be the case in the near future. Presently, management believes that the company's Ecuador operations will not be affected in the long-term and that any disruption to its Mirador Project will be resolved.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company's Mirador Project property has proven or probable reserves while any planned exploration programs for the company's other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk includes the current high demand for major components and resources utilized in a mine's construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine's construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company's estimated Mineral Resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has limited financial resources, has no source of operating cash and cash equivalents flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company's common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of its Mirador mine project. Any such indebtedness could contain covenants which would restrict the company's operations.

Limited Experience with Development-Stage Mining Operations
The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

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

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

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

Corriente's policy is to abide by the regulations and requirements of Ecuador and the company's EIA.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure against or which it may elect not to insure where premium costs are disproportionate to the company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence on Key Personnel

The company's development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other of its employees.

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

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Currency Risk

The company's expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk. A breakdown by currency of the company's cash and cash equivalents, net of overdrafts at year-end was as follows:

                                   2006                2005                2004
 -------------------------------------------------------------------------------

 Canadian dollar         $   125,063,312      $   32,349,744      $  12,366,062
 -------------------------------------------------------------------------------

 U.S. dollar           US$     1,756,794    US$       78,200    US$     196,976
 -------------------------------------------------------------------------------

 December 31 closing
  exchange rate
  (Cdn$ to US$)                   1.1654              1.1630             1.2020
 -------------------------------------------------------------------------------

                                                                  DOCUMENT NO. 3

CORRIENTE RESOURCES INC.
(A Development Stage Enterprise)

Consolidated Financial Statements
AS AT DECEMBER 31, 2006 AND 2005 AND FOR THE
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(expressed in Canadian dollars)

AUDITORS' REPORT

To the Shareholders of Corriente Resources Inc.

We have audited the consolidated balance sheets of Corriente Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of changes in its shareholders' equity, loss and deficit and cash flows for each year in the three year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements, after the restatement of the U.S. GAAP reconciliation described in note 13, present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations, changes in its shareholders' equity and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, BC
March 30, 2007


Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as a restatement as described in note 13 to the financial statements. Our report to the shareholders dated March XX, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles or a restatement in the auditors' report when they are properly accounted for and adequately disclosed in the financial statements.



PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, B.C.
March 30, 2007

----------------------------------------------------------------------------------------------------
CORRIENTE RESOURCES INC.
(a development stage enterprise)
Consolidated Balance Sheets
AS AT DECEMBER 31, 2006 AND 2005
----------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                        2006                   2005
  --------------------------------------------------------------------------------------------------

 Assets

 Current assets
 Cash and cash equivalents                                $     127,110,679      $      32,440,690
 Prepayments and other current assets                               213,856                156,816
 ---------------------------------------------------------------------------------------------------
                                                                127,324,535             32,597,506

 Mineral properties (note 3)                                     61,249,060             34,205,955

 Plant and equipment (note 4)                                     2,490,457                265,617

 Other assets (note 5)                                            4,933,384                 30,930

 ---------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                             $     195,997,436      $      67,100,008
 ===================================================================================================

 Liabilities

 Current liabilities
 Accounts payable relating to mineral properties          $       6,448,508      $         386,546
 Accounts payable relating to plant and equipment                   547,638                      -
 Accounts payable and accrued liabilities                           263,871                589,698
 ---------------------------------------------------------------------------------------------------
                                                                  7,260,017                976,244
 ---------------------------------------------------------------------------------------------------

  Shareholders' Equity

  Share capital (note 6 (b))                                    233,552,783            112,367,655

  Options (note 6 (c))                                            2,584,710              2,622,248

  Contributed surplus                                               993,697                930,660

  Deficit                                                       (48,393,771)           (49,796,799)
  ---------------------------------------------------------------------------------------------------
                                                                188,737,419             66,123,764
  ---------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $    195,997,436      $      67,100,008
  ===================================================================================================

Commitments - note 3

Subsequent events - note 15


Approved by the Board of Directors


_______________________________ Director               _______________________________ Director


        The accompanying notes are an integral part of these consolidated financial statements.

CORRIENTE RESOURCES INC.
(a development stage enterprise)
Consolidated Statements of Changes in Shareholders' Equity
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
-------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                        Common Shares         Estimated Fair Value
                                     ---------------------    ---------------------
                                                                              Share                                      Total
                                                    Share                  Purchase    Contributed                Shareholders'
                                      Number      Capital      Options     Warrants        Surplus    Deficit          Equity
-------------------------------------------------------------------------------------------------------------------------------

Since inception:
Common shares issued for cash,      31,919,872    68,953,436    $      -    $       -     $      -       $       - $ 68,953,436
net of issue costs
Common shares issued for cash
pursuant to exercise of warrants     2,239,946     2,380,513           -            -            -               -    2,380,513
Common shares issued for cash
pursuant to exercise of options        575,000       463,250           -            -            -               -      463,250
Common shares issued for mineral
property interests                   6,871,477     6,787,054           -            -            -               -    6,787,054
Fair value of warrants issued               -              -           -      597,506      676,407               -    1,273,913
Fair value of options exercised             -        286,608    (286,608)           -            -               -            -
Fair value of warrants exercised            -        170,326           -     (170,326)           -               -            -
Fair value of warrants expired              -              -           -     (254,253)     254,253               -            -
Stock based compensation expense
on unexercised vested options               -              -   1,407,222          -              -               -    1,407,222
Losses since inception                      -              -           -           -             -     (45,738,598) (45,738,598)
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2003        41,606,295    79,041,187   1,120,614      172,927      930,660     (45,738,598)  35,526,790
-------------------------------------------------------------------------------------------------------------------------------

Common shares issued for cash
pursuant to exercise of warrants     3,500,098     3,928,512           -            -            -               -    3,928,512
Common shares issued for cash
pursuant to exercise of options       315,000        304,350           -            -            -               -      304,350
Fair value of options exercised             -        174,876    (174,876)           -            -               -            -
(note 6 (c))
Fair value of warrants exercised            -         76,472           -      (76,472)           -               -            -
Stock based compensation expense
on unexercised vested options               -              -      709,424           -            -               -      709,424
(note 6 (c))
Loss for the year ended December            -              -           -            -            -        (714,062)    (714,062)
31, 2004
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2004         45,421,393    83,525,397   1,655,163      96,455      930,660     (46,452,660)  39,755,015
-------------------------------------------------------------------------------------------------------------------------------
Common shares issued for cash
pursuant to private placements,      7,605,000    27,853,364           -            -            -               -   27,853,364
net of issue costs
Common shares issued for cash
pursuant to exercise of options       475,000        435,250           -            -            -               -      435,250
Common shares issued for cash
pursuant to exercise of warrants      250,000        200,000           -            -            -               -      200,000
Fair value of options exercised             -        257,189    (257,189)           -            -               -            -
(note 6 (c))
Fair value of warrants exercised            -         96,455           -      (96,455)           -               -            -
Stock based compensation expense
on unexercised vested options               -             -    1,224,274            -            -               -    1,224,274
(note 6 (c))
Loss for the year ended December            -             -            -            -            -      (3,344,139)  (3,344,139)
31, 2005
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2005        53,751,393   112,367,655   2,622,248            -      930,660     (49,796,799)  66,123,764
-------------------------------------------------------------------------------------------------------------------------------
Common shares issued for cash
pursuant to private placements,
net of issue costs                  19,231,000   117,662,735           -            -            -               -  117,662,735

Common shares issued for cash
pursuant to exercise of options      1,770,000     2,354,950           -            -            -               -    2,354,950

Fair value of options exercised
(note 6 (c))                                -      1,167,443  (1,167,443)           -            -               -            -

Fair value of options terminated
(note 6 (c))                                -            -       (63,037)           -       63,037               -            -

Stock based compensation expense
on unexercised vested options
(note 6 (c))                                -            -     1,192,942            -            -               -    1,192,942

Income for the year ended
December 31, 2006                           -            -             -            -            -       1,403,028    1,403,028
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2006         74,752,393  233,552,78   $2,584,710    $       -    $ 993,697   $  (48,393,77)$188,737,419
===============================================================================================================================



        The accompanying notes are an integral part of these consolidated financial statements.



CORRIENTE RESOURCES INC.
(a development stage enterprise)
Consolidated Statements of Loss and Deficit
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
---------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                2006              2005              2004        For the
                                                                                                            period from
                                                                                                              inception
                                                                                                              (February
                                                                                                            16, 1983)to
                                                                                                               December
                                                                                                               31, 2006
                                                                                                             unaudited
 -------------------------------------------------------------------------------------------------------------------------
 ADMINISTRATION
 Management fees, wages, benefits & stock-based
   compensation                                       $     1,458,749         1,811,185     $   1,146,396      $  8,641,226
 Legal and accounting                                         536,589           149,214            82,459         2,352,708
 Corporate development and shareholder expenses               349,643           344,218           276,906         2,516,603
 Office and related                                           234,463           172,617           157,157         2,709,574
 Regulatory fees                                              192,625            56,071            26,735           555,175
 Travel                                                       124,156            91,378            74,053           870,551
 Other                                                         52,906            15,296            14,304           346,649
 -------------------------------------------------------------------------------------------------------------------------
                                                            2,949,131         2,639,979         1,778,010        17,992,486
 -------------------------------------------------------------------------------------------------------------------------

 OTHER EXPENSES (INCOME)
 Interest income                                           (3,994,855)         (209,422)         (382,237)       (7,392,021)
 Loss (gain) on sale of marketable securities (note 1)       (336,253)           96,877          (199,323)       (1,125,312)
 Foreign exchange loss (gain)                                 (58,667)            9,379            58,219           (23,290)
 General exploration                                           37,616            38,535             8,393         4,222,915
 Write-down of deferred power project costs                         -         2,739,111                 -         2,739,111
 Gain on sale of assets                                             -        (1,970,320)         (549,000)       (4,417,284)
 Other (note 12)                                                    -                 -                 -        36,397,166
 -------------------------------------------------------------------------------------------------------------------------

                                                           (4,352,159)          704,160        (1,063,948)       30,401,285
 -------------------------------------------------------------------------------------------------------------------------

 LOSS (INCOME) FOR THE PERIOD                              (1,403,028)        3,344,139           714,062        48,393,771

 DEFICIT - BEGINNING OF PERIOD                             49,796,799        46,452,660        45,738,598                 -
 -------------------------------------------------------------------------------------------------------------------------

 DEFICIT - END OF PERIOD                              $    48,393,771     $  49,796,799     $  46,452,660        48,393,771
 =========================================================================================================================

 LOSS (EARNINGS) PER SHARE
    Basic                                             $         (0.02)    $        0.07     $        0.02
 ========================================================================================================
    Diluted                                           $         (0.02)    $        0.07     $        0.02
 ========================================================================================================

 WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
    Basic                                                  66,603,215        45,825,859        44,594,782
 ========================================================================================================
    Diluted                                                66,603,215        46,431,960        46,193,268
 ========================================================================================================


        The accompanying notes are an integral part of these consolidated financial statements.

CORRIENTE RESOURCES INC.
(a development stage enterprise)
Consolidated Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

---------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)


                                                                2006              2005              2004          For the
                                                                                                              period from
                                                                                                                inception
                                                                                                                (February
                                                                                                              16, 1983)to
                                                                                                                  December
                                                                                                                 31, 2006
                                                                                                                unaudited
 ---------------------------------------------------------------------------------------------------------------------------
 Cash flows from (applied to) operating activities
 Income (loss) for the period                          $     1,403,028    $   (3,344,139)    $   (714,062)   $  (48,393,771)
 Items not affecting cash
       Stock-based compensation                                567,734         1,224,274          709,424         3,908,655
       Depreciation                                             19,291            15,296           14,304           260,065
       Write-down of deferred power project costs                    -         2,739,111                -         2,739,111
       Gain on sale of assets                                        -        (1,882,000)        (549,000)       (3,254,486)
       Loss (gain) on sale of marketable securities           (336,253)           96,877         (199,323)       (1,461,565)
       Other (note 12)                                               -                 -                -        36,910,450

 Changes in non-cash working capital
       Prepayments and other current assets                    (57,040)          (61,483)         139,155          (142,053)
       Accounts payable and accrued liabilities               (325,827)           54,244          123,532        (1,326,671)
  --------------------------------------------------------------------------------------------------------------------------

                                                             1,270,933        (1,157,820)        (475,970)      (10,760,265)
 ---------------------------------------------------------------------------------------------------------------------------

 Cash flows from (applied to) investing activities
 Mineral property costs, net of accounts payable           (21,553,066)       (8,642,746)      (8,452,935)      (80,507,485)
 Other assets - EIA deposit                                 (3,518,971)                -                -        (3,518,971)
 Payments to acquire plant and equipment,
       net of account payable                               (1,882,845)         (154,859)        (213,820)       (3,925,199)
 Proceeds from sale of marketable securities                   336,253         2,339,123          529,323         4,578,451
 Deferred power project costs                                        -        (1,034,449)      (1,704,662)       (2,739,111)
 Deposit                                                             -                 -                -           (50,528)
  --------------------------------------------------------------------------------------------------------------------------

                                                           (26,618,629)       (7,492,931)      (9,842,094)      (86,162,843)
 ---------------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities
 Proceeds from issuance of share capital,
     net of issue   costs                                  120,017,685        28,488,614        4,232,86        225,718,373
 Repayment of long-term debt                                         -                 -                -        (1,684,586)
 ---------------------------------------------------------------------------------------------------------------------------

                                                           120,017,685        28,488,614        4,232,862       224,033,787
 ---------------------------------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and cash equivalents           94,669,989        19,837,863       (6,085,202)      127,110,679

 Cash and cash equivalents - beginning of period            32,440,690        12,602,827       18,688,029                 -
 ---------------------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents - end of period             $   127,110,679    $   32,440,690     $ 12,602,827       127,110,679
 ===========================================================================================================================

Supplemental cash flow information (Note 10)

        The accompanying notes are an integral part of these consolidated financial statements.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)



1     Nature of operations

      Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties in Ecuador, South America. The company considers itself to be a development stage company.

      The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties. The investment in and expenditures on mineral properties comprise a significant portion of the company's assets.

2     Significant accounting policies

      Basis of presentation

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which as described in note 13, differ in certain respects from accounting principles generally accepted in the United States of America.

      Basis of consolidation

      The consolidated financial statements include the accounts of the company, its subsidiaries, all of which are wholly-owned and any variable interest entities ("VIEs") where the company is the primary beneficiary. The company has determined that it does not have any VIEs as at December 31, 2006 and 2005. All significant inter-company balances have been eliminated.

      Mineral properties

      The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold, abandoned, the company's mineral rights allowed to lapse or written down to fair value if the properties are impaired.

      The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

      These costs are depleted over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Asset impairment

      When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each asset for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an asset is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 "Impairment of Long-Lived Assets".

      Plant and equipment

      Depreciation of plant and equipment is provided on a declining-balance basis over their estimated useful lives at annual rates of between 20% and 30%, commencing when the related asset is available for use.

      Cash and cash equivalents

      Cash and cash equivalents comprise cash on deposit with banks, net of overdrafts, and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less from the date of acquisition.

      Marketable securities

      Marketable securities are carried at the lower of cost and quoted market value.

      Foreign currency translation

      The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period, except for depreciation, which is translated at the same rate as the assets to which they relate. Translation gains and losses are reflected in the company's reported income or loss for the period.

      Income taxes

      Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized. A valuation allowance is provided against future income tax assets to the extent it is considered not likely that the future income tax assets will be realized.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Earnings/loss per share

      Earnings or loss per share are presented for basic and diluted loss (income). Basic earnings per share is computed by dividing income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. In years of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive.

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

      Stock-based compensation plan

      The company has a stock-based compensation plan as described in note 6
      (c).

      The company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense or a charge to mineral properties in the period the options are vested, ranging from terms of up to 48 months, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

      Asset retirement obligations

      The company accounts for asset retirement obligations ("ARO") by recognizing the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company has determined that it has no material ARO's at December 31, 2006 and 2005.

      Comparative figures

      Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


3     Mineral properties

      Corriente Copper Belt, Ecuador

      Under various agreements signed and completed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's mineral properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt) in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these mineral properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

      Following is a summary of the company's deferred mineral property expenditures.

      Corriente Copper Belt                              Mirador/       Panantza/ San         Other                Total
                                                         Mirador           Carlos               (1)
                                                          Norte
---------------------------------------------------------------------------------------------------------------------------
      Balance December 31, 2003                    $     9,950,077   $     2,603,113     $   4,004,130     $    16,557,320
      Property acquisition                                 493,112             5,309                 -             498,421
      Deferred exploration and development
      costs, net of accounting for exchange of
      mineral property interests                         9,441,051           935,674        (2,212,255)          8,164,470

---------------------------------------------------------------------------------------------------------------------------

      Balance December 31, 2004                         19,884,240         3,544,096         1,791,875          25,220,211

      Property acquisition                                 386,955                 -                 -             386,955

      Deferred exploration and development costs         8,412,692           160,627            25,470           8,598,789
---------------------------------------------------------------------------------------------------------------------------

      Balance December 31, 2005                         28,683,887         3,704,723         1,817,345          34,205,955

      Property acquisition                               2,313,836            59,260                 -           2,373,096

      Deferred exploration and development costs        20,417,923         2,478,768         1,773,318          24,670,009
---------------------------------------------------------------------------------------------------------------------------
      Balance December 31, 2006                    $    51,415,646   $     6,242,751     $   3,590,663     $    61,249,060
===========================================================================================================================


     (1) - comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu, Trinidad and Dolorosa copper and copper-gold and Tundayme/Piedra Liza gold exploration targets in the Corriente Copper Belt.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Mineral Property Titles

      Although the company has taken steps to verify the title to mineral properties it has acquired, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

      Other

      In 2003, the company sold the shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. Pursuant to the original and subsequently amended sale agreement, the company received a total of US$50,000 and 400,000 equivalent shares of the purchaser. Should the Taca-Taca property achieve commercial production, the purchaser is obligated to pay the company a further US$1,000,000.

      During the course of 2004 to 2006, the company sold the shares received (note 11).

4     Plant and equipment

                                                                  2006                                            2005
----------------------------------------------------------------------------------------------------------------------------

                                              Accumulated                                     Accumulated
                                    Cost     Depreciation             Net            Cost    Depreciation             Net
----------------------------------------------------------------------------------------------------------------------------
  Construction barge       $    1,401,529  $            -   $    1,401,529  $            -  $            -  $            -
  Computer equipment              792,580         262,782          529,798         218,291         161,620          56,671
  Vehicles                        290,950          69,634          221,316         201,965          50,796         151,169
  Office furniture and
        equipment                 253,473          74,519          178,954          71,742          57,638          14,104
  Communications equipment        117,471          18,853           98,618          18,284           9,272           9,012
  Field equipment                  88,041          27,799           60,242          57,326          22,665          34,661
----------------------------------------------------------------------------------------------------------------------------

                           $    2,944,044  $      453,587   $    2,490,457  $      567,608  $      301,991  $      265,617
============================================================================================================================

5     Other assets

  The following table summarizes information about other assets as at December 31, 2006:

                                                           2006            2005
 -------------------------------------------------------------------------------
 EIA security deposit                             $   3,518,971    $          -
 Advances on mineral property expenditures            1,414,413          30,930
 -------------------------------------------------------------------------------

                                                  $   4,933,384    $     30,930
 ===============================================================================


 As a requirement of the Ministry of Energy and Mining ("MEM") of Ecuador to approve the Mirador project's Environmental Impact Assessment ("EIA"), the company was required to post US$3,019,539 ($3,518,971) in favour of the MEM as a security deposit against the company's obligations under the EIA.

 Advances on mineral property expenditures include payments to contractors and suppliers made pursuant to supply agreements prior to the contracted goods and services being provided.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


6     Share capital

      a)   Authorized
           100,000,000 common shares without par value

      b)   Issued

           See Consolidated Statements of Changes in Shareholders' Equity.

           On December 29, 2005, the company completed a public offering of 7,605,000 common shares at $3.95 per share pursuant to a short form prospectus dated December 19, 2005 to raise gross proceeds of $30,039,750 before issue costs of $2,186,386.

           On May 25, 2006, the company completed a public offering of 19,231,000 common shares at $6.50 per share pursuant to a short form prospectus dated May 18, 2006 to raise gross proceeds of $125,001,500 before issue costs of $7,338,765.

      c)   Stock options

           The company has in place an incentive stock option plan dated November 1996, last amended April 18, 2006 (the "Option Plan") for directors, officers, employees, and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company's current outstanding share capital at any given time. The exercise price of each option cannot be lower than the closing market price of the shares on the trading day immediately prior to the date of grant of the option. As at December 31, 2006, options to purchase a total of 2,435,000 shares were outstanding, 1,208,436 of which were vested.

           For the year ended December 31, 2006, the estimated fair value of the granted options which vested during the year totalled $1,192,942 (2005 - $1,224,274; 2004 - $709,424), of which $567,734 (2005 -
           $1,224,274; 2004 - $709,424) is included in management fees, wages, benefits & stock-based compensation and $625,208 (2005 - $Nil; 2004 - $ Nil) is included in mineral properties. Non-cash stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized on a straight-line basis over the vesting period of the respective options and grants. The fair value of the stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

                                             2006           2005         2004
      -------------------------------------------------------------------------

      Risk-free interest rate         3.87-4.16%      2.95-3.19%      2.71-3.71%
      Expected dividend yield                  -              -              -
      Expected stock price volatility     62-67%          68-71%          67-72%
      Expected option life in years            3              3              3
      -------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)



           Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options. The estimated fair value assigned to the stock options exercised during the years ended December 31, 2006, 2005 and 2004 was credited to share capital and the estimated fair value assigned to the stock options terminated during the year ended December 31, 2006 was credited to contributed surplus.

           The following table summarizes information about options granted during the twelve months ended December 31, 2006:

      Expiry dates                          Number of      Exercise Price
                                              options                   $
      ----------------------------------------------------------------------

      January 23, 2009                         25,000 (3)           4.50
      February 6, 2011                        400,000 (1)           5.25
      May 22, 2011                             60,000 (2)           5.50
      June 1, 2011                             85,000 (2)           5.35
      June 1, 2011                            125,000 (1)           5.35
      August 31, 2011                         100,000 (1)           5.37
      September 13, 2011                       75,000 (1)           5.10
      September 29, 2011                      345,000 (2)           4.70
      December 18, 2011                       150,000 (2)           4.59
      December 18, 2011                        10,000 (1)           4.59

      -------------------------------------------------
      Granted during the year ended         1,375,000
            December 31, 2006
      -------------------------------------------------

   (1) Options granted to senior management, directors and non-senior management vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of the company and/or the attainment of clearly identified milestones, as determined by the company's Board of Directors.

   (2) Options granted to the company's subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of the company, as determined by the company's Board of Directors.

   (3) Fully vested on grant date.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


     A summary of changes to stock options outstanding and exercisable is as follows:


                                                    2006                         2005                          2004
 -----------------------------------------------------------------------------------------------------------------------------
                                                        Weighted                      Weighted                     Weighted
                                                         average                        average                     average
                                          Number of     exercise       Number of      exercise      Number of      exercise
                                             Shares        price          shares         price         shares         price
        Options outstanding -
             Beginning of year             2,855,000   $    1.89      2,390,000       $  1.46      2,190,000     $    0.96
        Granted                            1,375,000        5.05        940,000          2.49        515,000          3.33
        Exercised                         (1,770,000)       1.33       (475,000)         0.92       (315,000)         0.97
        Terminated                           (25,000)       5.35              -          -                 -          -
 -----------------------------------------------------------------------------------------------------------------------------
        Options outstanding -
          End of year                      2,435,000   $    4.05      2,855,000       $  1.89      2,390,000     $  1.46
 =============================================================================================================================
        Options outstanding and
             vested - End of year          1,208,436   $    3.05      2,855,000       $  1.89      2,177,500     $  1.28
 =============================================================================================================================


           The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

                                             Outstanding                                              Exercisable
                                   ---------------------------------                        ---------------------------------
                                         Number of         Weighted            Weighted           Number of         Weighted
                      Range of             options          average             average             options          average
     Year of          exercise      outstanding at         exercise           remaining      exercisable at         exercise
       Grant            prices        December 31,            price         contractual        December 31,            price
                             $                2006                $        life (years)                2006                $
 ----------------------------------------------------------------------------------------------------------------------------

    2004          3.16 - 3.55              350,000             3.35                 0.3             350,000             3.35
    2005          2.15 - 2.99              735,000             2.55                 1.6             735,000             2.55
    2006          4.50 - 5.50            1,350,000             5.04                 4.5             123,436             5.12
                                   ----------------                                         ----------------


                                         2,435,000             4.05                 3.0           1,208,436             3.05
                                      ================                                         ================


7     Related party transactions and balances

      Included in management fees, wages and benefits expense, mineral property expenditures and corporate development and shareholder expenses are expenditures of $Nil (2005 - $48,599; 2004 - $124,194), $Nil (2005 -
      $60,500; 2004 - $ Nil) and $Nil (2005 - $Nil; 2004 - $66,667),
      respectively, for the year ended December 31, 2006 in respect of administrative and technical services provided by companies affiliated with employed officers. Included in legal and accounting are fees of $2,600 (2005 - $ 710; 2004 - $ Nil) for the year ended December 31, 2006 in respect of tax services provided by a firm employing a director of the company.

      At December 31, 2006, $Nil (2005 - $15,000; 2004 - $1,538) was due to
      companies affiliated with employed officers.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


8     Income taxes

      The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

                                        2006            2005             2004
--------------------------------------------------------------------------------

                                        34.12%         34.12%          35.62%
--------------------------------------------------------------------------------
Income tax expense/(benefits)
  computed at Canadian
  statutory rates                $    478,713    $  1,141,020)    $  (254,348)
Difference in foreign tax rates      (113,278)       (438,922)       (263,663)
Permanent differences                 197,837       1,162,583         953,603
Decrease in tax rates                       -         207,049               -
Share issuance costs and other       (704,639)       (753,076)              -
Recognized tax losses                 141,367               -               -
Change in valuation allowance               -         963,386        (435,592)
--------------------------------------------------------------------------------
                                 $          -    $          -     $         -
================================================================================

      The significant components of the company's future income tax assets are as follows:

                                      2006             2005             2004
 -------------------------------------------------------------------------------
 Future income tax assets
    Losses carried forward      $   2,244,769    $   2,348,685    $   1,798,535
    Mineral properties              2,529,734        2,730,220        2,836,521
    Share issuance costs            2,506,445          726,515          212,738
    Plant and equipment
      and other                        77,842           74,705           68,945
 -------------------------------------------------------------------------------

                                    7,358,790        5,880,125        4,916,739
    Valuation allowance            (7,358,790)      (5,880,125)      (4,916,739)
 -------------------------------------------------------------------------------
                                $           -    $           -    $           -
 ===============================================================================


      At December 31, 2006, the company has Canadian losses for tax purposes of approximately $6,579,040 which expire on various dates to 2015.

9     Segmented information

      The company operates within a single operating segment, which is mineral exploration. The company's mineral property interests are in Ecuador, South America, as set out in note 3. Geographic segmentation of mineral properties, plant and equipment and other assets is as follows:

                                          2006                                              2005
                   ---------------------------------------------------- ---------------------------------
                         Mineral         Plant and      Other assets          Mineral        Plant and
                      properties         equipment                         properties        equipment

       Canada     $             -    $       73,142     $            -    $           -     $     48,128
       Ecuador         61,249,060         2,417,315          4,933,384       34,205,955          217,489
     ----------------------------------------------------------------------------------------------------

                  $    61,249,060    $    2,490,457     $    4,933,384    $  34,205,955     $    265,617
     ====================================================================================================

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)



10    Supplemental cash flow information

      Cash and cash equivalents at December 31 comprise the following:

                                               2006                  2005
--------------------------------------------------------------------------------
Cash on hand and balances
  with banks, net of overdrafts       $       1,778,235     $         (16,750)
Short-term investments                      125,332,444            32,457,440
--------------------------------------------------------------------------------

                                      $     127,110,679     $      32,440,690
================================================================================


      During the years ended December 31, 2006, 2005 and 2004, the company conducted non-cash operating, investing and financing activities as follows:

                                               2006          2005          2004
--------------------------------------------------------------------------------
Depreciation included in
    mineral properties                   $    152,455   $    54,658   $  35,630
--------------------------------------------------------------------------------

Loss on disposal of plant and
    equipment capitalized to
    mineral properties                   $     33,897   $    86,038   $       -
--------------------------------------------------------------------------------

Stock-based compensation included
    in mineral properties                $    625,208   $         -   $       -
--------------------------------------------------------------------------------

Change in other assets and accounts
    payable and accrued liabilities
    relating to mineral properties       $  4,678,479   $   202,303   $ 174,327
--------------------------------------------------------------------------------

Change (decrease) in accounts payable
    and accrued liabilities
    relating to plant and equipment      $   547,638    $         -   $       -
--------------------------------------------------------------------------------

Marketable securities received
    from sale of subsidiary company      $         -    $ 1,882,000   $ 549,000
--------------------------------------------------------------------------------


11    Financial instruments

      (a) Fair Values

      Canadian generally accepted accounting principles require that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. The carrying amounts for cash and cash equivalents, other current assets including the EIA security deposit, accounts payable related to mineral properties, accounts payable relating to plant and equipment and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited terms of these instruments.

      The company does not use any derivative financial instruments.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      (b) Currency Risk

      The company's expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk. A breakdown by currency of the company's cash and cash equivalents, net of overdrafts, at year-end was as follows:


                                       2006                  2005                2004
-------------------------------------------------------------------------------------------
   Canadian dollar            $ 125,063,312          $ 32,349,744        $ 12,366,062
-------------------------------------------------------------------------------------------

   U.S. dollar              US$   1,756,794        US$     78,200      US$    196,976
-------------------------------------------------------------------------------------------
   December 31 closing
     exchange rate
     (Cdn$ to US$)                   1.1654                1.1630               1.1202


      (c) Other

      During 2006, the company sold all of its remaining marketable securities for net proceeds of $336,253 (2005 - $2,339,123; 2004 - $529,323), realizing a gain of $336,253 (2005 - loss of $96,877; 2004 - gain of $199,323). As of December 31, 2006, marketable securities held by the company had a quoted market value of $Nil (2005 - $595,000) and a carrying value of $Nil (2005 - $Nil).

12    Supplemental information

      The following table summarizes certain information from the Consolidated Statements of Loss and Deficit:

                                                 For the period from
                                                 inception (February
                                               16, 1983) to December
                                                           31, 2006
                                                           unaudited
 ----------------------------------------------------------------------

 Other expenses (income)
       Write-down of mineral properties                  $  33,387,725
       Write-down of capital assets                          3,080,392
       Write-down of marketable securities                     374,838
       Gain on sale of subsidiary                             (335,900)
       Rental income                                           (71,546)
       Gain on settlement of debt                              (26,792)
       Gain on disposal of capital assets                      (11,551)
 ----------------------------------------------------------------------

 Total other expenses (income)                           $  36,397,166
 ======================================================================

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)



      The following table summarizes certain information from the Consolidated Statements of Cash Flows:

                                                 For the period from
                                                 inception (February
                                               16, 1983) to December
                                                           31, 2006
                                                           unaudited
 ----------------------------------------------------------------------

 Other cash flows from (applied to)
 operating activities not affecting cash
       Write-down of mineral properties                  $  33,387,725
       Write-down of capital assets                          3,080,392
       Write-down of marketable securities                     374,838
       Gain on sale of subsidiary                              (65,000)
       Foreign exchange loss on deposit                         50,528
       Loss on disposal of capital assets                       41,417
       General exploration                                      40,550
 ----------------------------------------------------------------------

 Other cash flows from (applied to)
 operating activities not affecting cash                 $  36,910,450
 ======================================================================
 ----------------------------------------------------------------------



13    Reconciliation to U.S. Generally Accepted Accounting Principles ("GAAP")

      The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

      a) As described in note 2, Canadian GAAP allows for the deferral of mineral exploration expenditures. Under U.S. GAAP, the company capitalizes acquisition costs. The company expenses, as incurred, exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a positive feasibility study has been prepared, subsequent development costs of the property would be capitalized.

      b) Under U.S. GAAP, marketable securities are classified as either trading or available-for-sale. Gains and losses on trading securities are recognized currently, whether or not realized. Securities are carried on the balance sheet at their fair value and unrealized gains and losses on available-for-sale securities are excluded from earnings until realized and recorded as other comprehensive income, a separate component of shareholders' equity. Carrying values of available-for-sale securities which are considered impaired are written down and the charge is recognized currently.

      During the preparation of the 2006 Canadian to U.S. GAAP reconciliation for mineral exploration costs, the company determined that an error occurred in the 2005 reconciliation. Consequently, as referenced by (a) below, the company has restated its 2005 U.S. GAAP financial results to correct this error, with the result that 2005 mineral exploration costs expensed under U.S. GAAP totalling $2,741,988 should have been shown as $8,598,789. This restatement would have resulted in basic and diluted loss per share, calculated in accordance with U.S. GAAP, of $0.26 for 2005 and not $0.13 as disclosed in Note 12 in the 2005 financial statements.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)



      Had the company followed U.S. GAAP, certain items in the financial statements would have been reported as follows:

      Statements of Loss and Deficit
                                                                                     Year ended December 31,
 --------------------------------------------------------------------------------------------------------------------------------
                                                                                  2006                2005               2004
 --------------------------------------------------------------------------------------------------------------------------------
       Loss (income) under Canadian GAAP                                  $ (1,403,028)      $   3,344,139            714,062
       Adjustment to reconcile to U.S. GAAP:
        Mineral exploration costs expensed under U.S. GAAP (a)              24,670,009           8,598,789          8,164,470
 --------------------------------------------------------------------------------------------------------------------------------

       Loss under U.S. GAAP                                                 23,266,981          11,942,928          8,878,532
       Change in unrealized gain on available-for-sale securities                    -              41,000             31,000
 --------------------------------------------------------------------------------------------------------------------------------

       Comprehensive loss under U.S. GAAP                                 $ 23,266,981       $  11,983,928          8,909,532
 ================================================================================================================================

       Basic and diluted loss per share under U.S. GAAP                   $       0.35       $        0.26               0.20
 ================================================================================================================================

       Weighted average number of shares outstanding                      $ 66,603,215          45,825,859         44,594,782
 ================================================================================================================================

      Balance Sheets
                                                                                                  2006                   2005
 ------------------------------------------------------------------------------------------------------------------------------

       Total assets under Canadian GAAP                                              $     195,997,436      $      67,100,008
       Adjustment to reconcile to U.S. GAAP:
        Mineral exploration costs expensed under U.S. GAAP (a)                             (52,824,252)           (28,154,243)
 ------------------------------------------------------------------------------------------------------------------------------

       Total assets under U.S. GAAP                                                  $     143,173,184      $      38,945,765
 ==============================================================================================================================


       Shareholders' equity under Canadian GAAP                                      $     188,737,419      $      66,123,764
       Adjustment to reconcile to U.S. GAAP:
        Mineral exploration costs expensed under U.S. GAAP (a)                             (52,824,252)           (28,154,243)
 ------------------------------------------------------------------------------------------------------------------------------

       Total shareholders' equity under U.S. GAAP                                    $     135,913,167      $      37,969,521
 ==============================================================================================================================

      Statements of Cash Flows
                                                                                      Years ended December 31
 --------------------------------------------------------------------------------------------------------------------------------
                                                                                    2006                2005               2004
 --------------------------------------------------------------------------------------------------------------------------------


       Cash from (applied to) operating activities under Canadian GAAP    $    1,270,933      $   (1,157,820)    $     (475,970)
       Adjustment to reconcile to U.S. GAAP:
        Mineral exploration costs expensed under U.S. GAAP (a)               (19,179,970)         (8,255,790)        (7,954,513)
 --------------------------------------------------------------------------------------------------------------------------------

       Cash from (applied to) operating activities under U.S. GAAP        $  (17,909,037)     $   (9,413,610)        (8,430,483)
 ================================================================================================================================



       Cash from (applied to) investing activities under Canadian GAAP    $  (26,618,629)     $   (7,492,931)      $ (9,842,094)
       Adjustment to reconcile to U.S. GAAP:
        Mineral exploration costs expensed under U.S. GAAP (a)                19,179,970           8,255,790          7,954,513
 --------------------------------------------------------------------------------------------------------------------------------

       Cash from (applied to) investing activities under U.S. GAAP        $   (7,438,659)     $      762,859         (1,887,581)
  ================================================================================================================================

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)



14    Recent Accounting Pronouncements

      a) Recent Canadian Accounting Pronouncements

      i. In January 2005, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement" (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The impact will be similar to the impact on comprehensive income for U.S. GAAP purposes.

      ii.In January 2005, the CICA issued new Handbook Section 1530, "Comprehensive Income" (CICA 1530) and Handbook Section 3251, "Equity" (CICA 3251) effective for interim and annual periods beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530.

      The company believes there will be no material impact from the adoption of these sections.

      b) Recent U.S. Accounting Pronouncements

      i. On July 13, 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

      ii. In 2006, FASB issued Statement No. 157, Fair Value Measurements. This new pronouncement provides guidance for using fair value to measure assets and liabilities. FASB believes the pronouncement also responds to investors' requests for expanded information about the extent to which corporations measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-market value. Statement 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. The company is currently evaluating whether the adoption of Statement No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

CORRIENTE RESOURCES INC.
Supplemental cash flow information (note 10)
Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------
(expressed in Canadian dollars)



15    Subsequent events

      On January 25, 2007, the company announced that it was extending the Mirador Project development timeline as key permits and government agreements had not been received consistent with the accelerated project plan. This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) have been accrued at December 31, 2006. Subsequently, the company was able to sell these partially completed assets to third parties in 2007 for net proceeds of $2,776,000 ($US2,382,000), for which it is awaiting receipt.

      In connection with this timeline extension, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company expects to record a severance expense of approximately $743,000 ($US 631,000) for the quarter ended March 31, 2007 as a result of this restructuring.

              CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
              -----------------------------------------------------
         ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
         ---------------------------------------------------------------

All resource estimates incorporated by reference in this annual report on Form 40-F ("Annual Report") have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the Securities and Exchange Commission (the "SEC"), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

Without limiting the foregoing, this Annual Report uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.


                  CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS
                  ---------------------------------------------

Certain statements included in this Annual Report and the exhibits thereto are forward-looking statements, which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Registrant's future plans, objectives and goals, including words to the effect that the Registrant or management expects a stated condition or result to occur. Wherever possible, words such as "anticipate", "may", "will", "expect", "believe", "plan" and other similar expressions have been used to identify these forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the company's management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. For a comprehensive review of risk factors, please refer to the section entitled "Risk Factors" in the Registrant's Annual Information Form and the section entitled "Risks and Uncertainties" in the Management's Discussion and Analysis, each included in this Annual Report on Form 40-F, as filed with the SEC. The Company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances Readers are cautioned not to put undue reliance on these forward-looking statements

In this annual report on Form 40-F ("Annual Report"), unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to the "Company" or the "Registrant", refer to Corriente Resources Inc.


A. Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The notes to the Registrant's annual consolidated financial statements include a reconciliation to United States generally accepted accounting principles ("US GAAP"). During the preparation of the 2006 Canadian to US GAAP reconciliation for mineral exploration costs, the company determined that an error occurred in the 2005 reconciliation. Consequently, the company restated its 2005 US GAAP financial results to correct this error, with the result that 2005 mineral exploration costs expensed under U.S. GAAP totalling $2,741,988 should have been shown as $8,598,789. This restatement resulted in a basic and diluted loss per share for U.S. GAAP purposes of $0.26 for 2005 and not $0.13 as disclosed in the 2005 financial statements. As a result of this restatement, management has determined that its disclosure controls and procedures were not fully operating effectively in the prior year.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures are effective.


B. Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal controls, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.


C. Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2006.


D. Audit Committee Financial Expert

The board of directors of the Registrant has determined that the Chair of the Audit Committee, Dale C. Peniuk, qualifies as an "audit committee financial expert" within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is "independent" within the meaning of applicable SEC regulations and the listing standards of the American Stock Exchange ("AMEX").


E. Code of Ethics

The Registrant has adopted a code of ethics, entitled "Policies and Procedures Manual - Code of Conduct", that applies to all directors, officers and employees. The Company's code of ethics can be viewed on its website at http://www.corriente.com/corporate/corporate_corp_governance.php.

F. Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant's Independent Registered Chartered Accountants, for the fiscal years ended December 31, 2006 and 2005 for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant's annual financial statements or services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$77,831 and Cdn$38,994, respectively.

         Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$124,809 and Cdn$89,788, respectively. Professional services provided in 2006 included review services and issue of comfort letters relating to the Registrant's December 2005 and May 2006 short-form prospectuses, meetings and discussions regarding US registration, review of interim financial statements for the short-form prospectuses and US registration, and internal controls and related compliance efforts.

         Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2005 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$60,192 and Cdn$Nil, respectively. No tax services were provided during 2005.

         All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2005 for products and services provided by PricewaterhouseCoopers LLP, other than the services reported in the preceding three paragraphs, were Cdn$Nil and Cdn$980, respectively.

         Audit Committee Pre-Approval Policies

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant.

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

H. Tabular Disclosure of Contractual Obligations

As of the fiscal year ended December 31, 2006, the Company had normal trade payables only, and does not have any future contractually committed calls on its cash.

I. Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 under the heading "Critical Accounting Policies" filed with the SEC as Document 2 herein.

J. AMEX Exemption

In connection with the Registrant's initial application to list its common shares on AMEX in 2006, the Registrant requested, and was granted, a waiver, pursuant to the first paragraph of Section 110 of the AMEX Company Guide, from the quorum requirement set forth in Section 123 of the AMEX Company Guide. The exemption was granted on the basis that the Registrant's existing quorum requirement complies with Canadian law and is consistent with Canadian business practices. Under the Registrant's by-laws, the quorum requirement for the transaction of business at a meeting of shareholders is a minimum of two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the common shares are also listed, do not contain a specific quorum requirement.

K. Identification of the Audit Committee

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are Dale C. Peniuk (Chair), Richard P. Clark and Dale G. Unruh. Each member of the Audit Committee is "independent" within the meaning of applicable SEC regulations and the listing standards of AMEX, and each is financially literate and financially sophisticated.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.       Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares.


                                    EXHIBITS

         The following exhibits are filed as part of this Annual Report:

         Number         Document
         ------         --------

         23.1           Consent of PricewaterhouseCoopers, LLP

         23.2           Consent of Mine Development Associates

         23.3           Consent of AMEC

         31.1 Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

         31.2 Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

         32 Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                               CORRIENTE RESOURCES INC.



Dated: March 30, 2007                 By:      /S/ DARRYL F. JONES
                                               --------------------------------
                                               By:     Darryl F. Jones
                                               Title:  Chief Financial Officer

                                  EXHIBIT INDEX


         Number         Document
         ------         --------

         23.1           Consent of PricewaterhouseCoopers, LLP

         23.2           Consent of Mine Development Associates

         23.3           Consent of AMEC

         31.1 Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

         31.2 Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

         32 Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002