Form 40-F
period 2007-12-31
Corriente Resources Inc.
filed 2008-03-31
CIK 1345564

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007                             Commission File Number: 000-32748

Corriente Resources Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification Code Number)

520 – 800 West Pender Street
Vancouver, British Columbia, Canada
V6C 2V6
(604) 687-0449
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Shares, No Par Value	AMEX

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒    Annual information form                 ☒     Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

74,927,393 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes ☐         82-_____                                                     No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                                                              No ☐

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

All resource estimates incorporated by reference in this annual report on Form 40-F (this "Annual Report") have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the Securities and Exchange Commission (the "SEC"), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

Without limiting the foregoing, this Annual Report uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

Certain statements included in this Annual Report and the exhibits hereto are forward-looking statements, which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Registrant’s future plans, objectives and goals, including words to the effect that the Registrant or management expects a stated condition or result to occur. Wherever possible, words such as "anticipate", "may", "will", "expect", "believe", "plan" and other similar expressions have been used to identify these forward-looking statements. These statements reflect management’s beliefs and are based on information currently available to the Registrant’s management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the Registrant believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Registrant to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. For a comprehensive review of risk factors, please refer to the section entitled "Risk Factors" in the Registrant’s Annual Information Form and the section entitled "Risks and Uncertainties" in the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, each included in this Annual Report. The Registrant disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances, except as required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

A. Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Disclosure Controls and Procedures," included in Exhibit 1.2 to this Annual Report.

B. Management’s Annual Report on Internal Control Over Financial Reporting

See "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls over Financial Reporting," included in Exhibit 1.2 to this Annual Report, and "Management’s Report on Internal Control over Financial Reporting," included in Exhibit 1.3 to this Annual Report.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Registrant dated March 26, 2008, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2007, filed as Exhibit 1.3 to this Annual Report.

D. Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant’s internal control over financial reporting, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E. Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2007.

F. Audit Committee Financial Expert

The board of directors of the Registrant has determined that the Chair of the Audit Committee, Dale C. Peniuk, qualifies as an "audit committee financial expert" within the meaning of General Instruction B(8)(b) of Form 40-F and is "independent" within the meaning of applicable SEC regulations and the listing standards of the American Stock Exchange ("AMEX").

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G. Code of Ethics

The Registrant has adopted a code of ethics, entitled "Policies and Procedures Manual – Code of Conduct," that applies to all directors, officers and employees. The Registrant’s code of ethics can be viewed on its website at http://www.corriente.com/corporate/corporate_corp_governance.php.

H. Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant’s Independent Registered Chartered Accountants, for the fiscal years ended December 31, 2007 and 2006 for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant’s annual consolidated financial statements and internal control over financial reporting and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for such years were $173,021 and $77,831, respectively. No audit of internal control over financial reporting was performed or required for the fiscal year ended December 31, 2006.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2007 and 2006 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $40,208 and $124,809, respectively. Professional services provided in 2007 included quarterly review of unaudited interim consolidated financial statements and in 2006 included review services and issue of comfort letters relating to the Registrant’s December 2005 and May 2006 short-form prospectuses, meetings and discussions regarding U.S. registration and review of interim financial statements for both the short-form prospectuses and U.S. registration, and internal controls and related compliance efforts.

Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2007 and 2006 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $109,050 and $60,192, respectively.

All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2007 and 2006 for services provided by PricewaterhouseCoopers LLP, other than the services reported in the preceding four paragraphs, were $82,609 and $Nil, respectively. Such services included: the auditing of certain tax information; review of certain internal financial models of the Registrant; and audit fees associated with the Arrangement. No services for other than reported in the preceding four paragraphs were performed or required for the fiscal year ended December 31, 2006.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

I. Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J. Tabular Disclosure of Contractual Obligations

As of the fiscal year ended December 31, 2007, the Registrant had normal trade payables only, and does not have any future contractually committed calls on its cash.

K. Identification of the Audit Committee

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are Dale C. Peniuk (Chair), Richard P. Clark, G. Ross McDonald and David G. Unruh. Each member of the Audit Committee is "independent" within the meaning of applicable SEC regulations and the listing standards of AMEX, and each is financially literate and financially sophisticated.

L. Critical Accounting Policies

See "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Estimates, Policies and Standards," included in Exhibit 1.2 to this Annual Report.

M. AMEX Exemption

In connection with the Registrant’s initial application to list its common shares on AMEX in 2006, the Registrant requested, and was granted, a waiver, pursuant to the first paragraph of Section 110 of the AMEX Company Guide, from the quorum requirement set forth in Section 123 of the AMEX Company Guide. The exemption was granted on the basis that the Registrant’s existing quorum requirement complies with Canadian law and is consistent with Canadian business practices. Under the Registrant’s bylaws, the quorum requirement for the transaction of business at a meeting of shareholders is a minimum of two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the common shares are also listed, do not contain a specific quorum requirement.

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

B. Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2007

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 40-F

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of John Drobe, P. Geo.

23.3	Consent of John Hoffert, P. Eng.

23.4	Consent of Robert Fong, P. Eng.

23.5	Consent of Jeremy P. Haile, P. Eng.

23.6	Consent of Joseph Rokosh, P. Eng.

31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CORRIENTE RESOURCES INC.

Dated: March 26, 2008	By:	/S/ DARRYL F. JONES
By: Darryl F. Jones
Title: Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2007

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 40-F

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of John Drobe, P. Geo.

23.3	Consent of John Hoffert, P. Eng.

23.4	Consent of Robert Fong, P. Eng.

23.5	Consent of Jeremy P. Haile, P. Eng.

23.6	Consent of Joseph Rokosh, P. Eng.

31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002