Form 40-F
period 2008-12-31
Corriente Resources Inc.
filed 2009-03-31
CIK 1345564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number: 000-32748

Corriente Resources Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification Code Number)

520 – 800 West Pender Street
Vancouver, British Columbia, Canada
V6C 2V6
(604) 687-0449
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Shares, No Par Value	NYSE AMEX

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

For annual reports, indicate by check mark the information filed with this Form:

[ X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 75,302,393 Common Shares outstanding as at December 31, 2008.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                No ☐

A. Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the U.S. Securities and Exchange Commission (the "SEC") as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. See "Management's Discussion and Analysis — Disclosure Controls and Procedures," included in Exhibit 1.2 to this Annual Report.

B. Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Discussion and Analysis — Internal Controls over Financial Reporting," included in Exhibit 1.2 to this Annual Report, and "Management’s Report on Internal Control over Financial Reporting," included in Exhibit 1.3 to this Annual Report.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP's report to the shareholders of the Registrant dated March 30, 2009, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2008, filed as Exhibit 1.3 to this Annual Report.

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

E. Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2008.

F. Audit Committee Financial Expert

The board of directors of the Registrant has determined that the Chair of the Audit Committee, Dale C. Peniuk, qualifies as an "audit committee financial expert" within the meaning of General Instruction B(8)(b) of Form 40-F and is "independent" within the meaning of applicable SEC regulations and the listing standards of the NYSE AMEX.

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

The Registrant's code of ethics can be viewed on the Registrants’ website at www.corriente.com/corporate/corporate_corp_governance.php.

H. Principal Accountant Fees and Services (in Canadian dollars)

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant’s independent registered chartered accountants, for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant’s annual consolidated financial statements and internal control over financial reporting and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for such years were $226,895 and $302,385, respectively.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2008 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $39,000 and $39,608, respectively. Professional services provided in 2008 and 2007 consisted of quarterly review of unaudited interim consolidated financial statements.

Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $25,601 and $105,832, respectively.

All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2008 and 2007 for services provided by PricewaterhouseCoopers LLP, other than the services reported in the preceding three paragraphs, were $Nil and $85,827, respectively. Such services included: the auditing of certain tax information; review of certain internal financial models of the Registrant; and fees associated with the Plan of Arrangement transaction between the company and Q2 Gold Resources Inc. completed in June 2007.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be preapproved by the audit committee of the Registrant.

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

J. Tabular Disclosure of Contractual Obligations

As of the fiscal year ended December 31, 2008, the Registrant had normal trade payables only, and does not have any future contractually committed calls on its cash.

K. Identification of the Audit Committee

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are Dale C. Peniuk (Chair), Richard P. Clark, G. Ross McDonald and David G. Unruh. Each member of the Audit Committee is "independent" within the meaning of applicable SEC regulations and the listing standards of NYSE AMEX, and each is financially literate and financially sophisticated.

L. Critical Accounting Policies

See "Management's Discussion and Analysis — Accounting Estimates, Policies and Standards," included in Exhibit 1.2 to this Annual Report.

M. NYSE AMEX Exemption

In connection with the Registrant's initial application to list its common shares on the American Stock Exchange (now the NYSE AMEX) in 2006, the Registrant requested, and was granted, a waiver, pursuant to the first paragraph of Section 110 of the NYSE AMEX Company Guide, from the quorum requirement set forth in Section 123 of the NYSE AMEX Company Guide. The exemption was granted on the basis that the Registrant's existing quorum requirement complies with Canadian law and is consistent with Canadian business practices. Under the Registrant's bylaws, the quorum requirement for the transaction of business at a meeting of shareholders is a minimum of two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the common shares are also listed, do not contain a specific quorum requirement.

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

B. Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares. Any change to the name and address of the agent for service of process shall be communicated promptly to the SEC by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2008

1.2	Management’s Discussion and Analysis for the year ended December 31, 2008

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2008 and 2007, prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F, together with the report of the auditors thereon

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of John Drobe, P. Geo.

23.3	Consent of John Hoffert, P. Eng.

23.4	Consent of Robert Fong, P. Eng.

23.5	Consent of Jeremy P. Haile, P. Eng.

23.6	Consent of Jay Collins, P. Eng.

31.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CORRIENTE RESOURCES INC.

Dated: March 30, 2009	By: /S/ DARRYL F. JONES
By: Darryl F. Jones
Title: Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2008

1.2	Management’s Discussion and Analysis for the year ended December 31, 2008

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2008 and 2007, prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F, together with the report of the auditors thereon

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of John Drobe, P. Geo.

23.3	Consent of John Hoffert, P. Eng.

23.4	Consent of Robert Fong, P. Eng.

23.5	Consent of Jeremy P. Haile, P. Eng.

23.6	Consent of Jay Collins, P. Eng.

31.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002