Form 40-F
period 2009-12-31
Corriente Resources Inc.
filed 2010-03-24
CIK 1345564

 h

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number: 000-32748

Corriente Resources Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification Code Number)

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

The Registrant had 75,349,893 Common Shares outstanding as at December 31, 2009.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes   ☐              No ☒

A.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the U.S. Securities and Exchange Commission (the “SEC”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. [See "Management's Discussion and Analysis — Disclosure Controls and Procedures," included in Exhibit 1.2 to this Annual Report.]

B.

Management's Annual Report on Internal Control Over Financial Reporting

[See "Management's Discussion and Analysis — Internal Controls over Financial Reporting," included in Exhibit 1.2 to this Annual Report, and “Management’s Report on Internal Control over Financial Reporting,” included in Exhibit 1.3 to this Annual Report.]

C.

Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP's report to the shareholders of the Registrant dated March 23, 2010, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2009, filed as Exhibit 1.3 to this Annual Report.

D.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.

Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2009.

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

G.

Code of Ethics

The Registrant has adopted a code of ethics, entitled "Policies and Procedures Manual – Code of Conduct," that applies to all directors, officers, employees and contractors.

The Registrant's code of ethics can be viewed on the Registrants’ website at www.corriente.com/corporate/corporate_corp_governance.php.

H.

Principal Accountant Fees and Services (in Canadian dollars)

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant’s independent registered chartered accountants, for the fiscal years ended December 31, 2009 and 2008 for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant’s annual consolidated financial statements and internal control over financial reporting and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for such years were $192,071 and $226,895, respectively.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2009 and 2008 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $39,000 and $39,000, respectively. Professional services provided in 2009 and 2008 consisted of quarterly review of unaudited interim consolidated financial statements. Professional services provided in 2009 and 2008 consisted of quarterly review of unaudited interim consolidated financial statements.

Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2009 and 2008 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $12,500 and $25,601, respectively.

All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2009 and 2008 for services provided by PricewaterhouseCoopers LLP, other than the services reported in the preceding three paragraphs, were $87,583 and $Nil, respectively. Such services included the auditing of certain intercompany transactions and due diligence for the takeover bid.

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

J.

Tabular Disclosure of Contractual Obligations

As of the fiscal year ended December 31, 2009, the Registrant had normal trade payables only, and does not have any material future contractually committed calls on its cash.

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

L.

Critical Accounting Policies

[See "Management's Discussion and Analysis — Accounting Estimates, Policies and Standards," included in Exhibit 1.2 to this Annual Report.]

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

N.

Interactive Data File

The Registrant is not currently required to submit to the SEC, nor to post on its corporate Web site, an Interactive Data File.

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

B.

Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares. Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the SEC by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2009

1.2	Management’s Discussion and Analysis for the year ended December 31, 2009

1.3

Audited Consolidated Financial Statements for the year ended December 31, 2009 and 2008, prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F, together with the report of the auditors thereon

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

CORRIENTE RESOURCES INC.

Dated: March 23, 2010	By: /S/ DARRYL F. JONES
By: Darryl F. Jones
Title: Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2009

1.2	Management’s Discussion and Analysis for the year ended December 31, 2009

1.3

Audited Consolidated Financial Statements for the year ended December 31, 2009 and 2008, prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F, together with the report of the auditors thereon

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